Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

Date: 29/05/08

Office of International Corporate [redacted]
Division of Corporation Fi[redacted]
U.S. Securities and Exchan
100 F Street, N.E.
Washington, D.C. 20549, U.

08003017

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to**
Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
JUN 09 2008
THOMSON REUTERS

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

RECEIVED
2008 JUN -4 A 11:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Annex A

List of Documents Submitted Herewith to the Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	1 Quarter Results	29/5/08	1
2.			
3.			
4.			
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
17.			
18.			
19.			
20.			

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 03-5673800; Fax: 03-5674576

Schedule 1

Date: May 29, 2008
Reference: 802/08

To : The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report regarding the Approval of the Financial Statements as at March 31, 2008**

1. We wish to inform you that at its meeting held at 5:00 p.m. on May 28, 2008, the Board of Directors of Bank Hapoalim resolved to approve the Financial Statements as at March 31, 2008.

2. An Immediate Report as required under the Securities (Periodical and Immediate Reports) Regulations, 5730-1970 and the Securities (Electronic Signature and Reporting) Regulations, 5763-2003, together with a copy of the financial statements has been filed with the Israel Securities Authority and the Tel Aviv Stock Exchange through the Securities Authority's computer system on May 29, 2008, and has been sent to the Bank of Israel and the Registrar of Companies in Israel.

3. Enclosed is a summary of the Financial Statements of the Bank as at March 31, 2008. The full Financial Statements are available upon request, and can be accessed on the Bank's internet site: http://www.bankhapoalim.com.

Sincerely yours,

Bank Hapoalim B.M.
Head Office

(-) (-)

Barry Ben-Zeev
Senior Deputy Managing Director
CFO

Ofer Levy
Senior Deputy Managing Director
Chief Accountant

Press Release

May 29, 2008

Bank Hapoalim reported today its Financial Results for the First Quarter of 2008

Highlights of the financial statements:

- The Bank posted a loss of NIS 1,567 million in the first quarter of 2008. Losses from the realization of mortgage-backed securities, decline in value of other asset-backed securities and a loss in the credit-derivatives portfolio totaling NIS 3,760 million as well as an additional NIS 300 million for a voluntary retirement program were recorded in the first quarter. Excluding these effects, net profit would have totaled about NIS 1 billion, compared with NIS 635 million in the same quarter last year, an increase of 57.3%.

- **The Bank's capital adequacy** at the end of the first quarter of 2008 stood at 9.74% compared with 10.26% at the end of 2007. Tier 1 Capital reached 6.88%. Taking into consideration the share issue to York Capital in April 2008, the Bank's capital adequacy ratio is approximately 10% while Tier 1 reached 7.2%. The Bank has adopted a policy aimed at increasing its overall ratio of capital to risk-adjusted assets to 11% by the end of 2008 and 12% by the end of 2009.

- **Return on equity** for the first three months of 2008 was negative. The rate of net return on equity in 2008, as estimated by the Bank based on the data available to it today, is expected to reach 7%-10%, and a return of operating profit on equity of 2%-4%.

- **Loss from financing activity before provision for doubtful debts** totaled NIS 2,012 million in the first three months of 2008. The loss resulted from the effects of the crisis in the United States, which was expressed in losses in asset-backed securities and in a loss in the credit-derivative portfolio, as mentioned above. The loss was offset by an increase in financing income on financial capital invested in the various linkage segments, an increase in the volume of financial activity of the Bank Group, and an increase in respect of income from interest on problematic debts not previously recorded.

- **Net profit from extraordinary transactions after taxes** totaled NIS 438 million in the first three months of 2008, as a result of the sale of provident-fund management rights, including profit from the sale of Gadish.

- **The provision for doubtful debts** decreased by 82.3% and totaled NIS 32 million in the first quarter of 2008. The decrease in the provision resulted from the collection of debts which were written-off in the past, in the amount of NIS 110 million, and from the continued improvement in borrowers' repayment capability.

The decrease in the volume of the specific provision year-on-year derived from the corporate sector, mainly in the construction & real-estate and agriculture sectors.

The ratio of the specific provision for doubtful debts to the balance of balance-sheet credit to the public reached 0.14% in the first quarter of 2008, compared with 0.43% in the same period last year. The ratio to the balance of overall balance-sheet and off-balance-sheet credit risk to the public reached 0.08% in the first quarter of 2008, compared with 0.24% in the same period last year.

Problematic debt for the Bank Group decreased in the first quarter of 2008 from NIS 15.1 billion to NIS 13.6 billion, a decrease of 10.2%, while non-income-bearing debt declined from NIS 3.8 billion at the end of 2007 to NIS 3.4 billion at the end of the first quarter of 2008, a decrease of 9.6%.

- **Operating and other income** totaled NIS 1,284 million in the first three months of 2008. Income from fees from securities activity and operating fees from provident and mutual funds increased. Income from distribution fees of mutual funds and management fees of provident funds decreased. The decrease in provident-fund management fees mainly resulted from the sale of the majority of the Bank's provident-fund management rights during 2007.

- **Operating and other expenses** totaled NIS 2,268 million in the first three months of 2008. The increase in expenses mainly resulted from the voluntary-retirement program; the effects of the wage agreement on provisions for benefits; and the decline in the value of severance compensation funds, as a result of a decline in prices in the capital market. In May, a decision was taken to offer an additional voluntary-retirement program, at a cost of NIS 300 million. This cost was attributed to the statement of profit and loss in the first quarter of 2008.

- **Contribution to the community** – The community-service activities of the Bank's employees are varied and extensive, and take the form of community involvement, monetary donations, and wide-ranging volunteer activities. This activity of the Bank Group in the first quarter of 2008 had a monetary value of approximately NIS 12 million.

Developments in Balance-Sheet Items

The consolidated balance sheet as at March 31, 2008 totaled NIS 308.9 billion, compared with NIS 303.0 billion at the end of 2007, an increase of 2.0%.

Credit to the public totaled NIS 210.9 billion, an increase of 2.9% compared to the end of 2007.

Deposits from the public totaled NIS 231.5 billion, similar to the balance at the end of 2007.

Chairman of the Board of Directors Dan Dankner commented:

"The Bank made a difficult decision to sell its entire portfolio of MBS held in New York. This decision was designed, among other things, to eliminate the uncertainty with regard to the Bank's investments in MBS. I am confident that this step has strengthened us and increased investors' and the market's confidence in the Bank.

In addition, the loss in the first quarter also reflects the Board of Directors' decision to allocate NIS 300 million to a voluntary-retirement program for employees who have expressed a wish to retire within the program. A total of NIS 550 million has been allocated to enable the early retirement of over 500 employees.

Over the next year, we will continue to implement our multi-year strategy, which includes expansion in all areas of our operations in Israel and abroad. Already this year, over 25 new branches will be opened in Israel. We intend to increase the scope of our activity in all areas of corporate, commercial and retail banking. I have no doubt that over time, Bank Hapoalim will continue to be Israel's leading bank – a global bank providing its customers with financial services and products of the highest quality."

CEO Zvi Ziv commented:

"Following long and comprehensive deliberations, the decision to sell the MBS portfolio paves the way to a renewed accelerated focus on our regular banking business.

An analysis of Bank Hapoalim's financial statements for the first quarter of 2008 indicates that despite the turmoil in the U.S. economy, the Israeli economy has demonstrated resilience. This is reflected in the net profit from the corporate sector in Israel which grew by 31.9% compared with the same period last year, as a result of an increase in profit from financing activity and a decrease in the volume of the provision for doubtful debts.

This year we continue to develop our business activity in all areas: opening branches in the Retail Area, expanding our corporate operations, and of course, providing pension-advisory services to self-employed clients and preparing to receive a license to provide pension advice to the general public. We have invested extensive resources in this area and trained hundreds of advisors, and I am certain that Bank Hapoalim will lead the market in this area as well, providing its customers with advice at the highest professional level on all matters related to medium and long-term savings."

For further information please contact the Bank's Spokesperson:
Tel: +972-3-567-3635; Fax: +972-3-567-3500
spokesperson@bnhp.co.il

Principal Data of the Bank Hapoalim Group

Profit and profitability	For the 3 months ending on March 31		Change
	2008	2007	
Profit (loss) from financing activities before provision for doubtful debts	**(2,012)**	1,780	(213.0%)
Provision for doubtful debts	**32**	181	(82.3%)
Operating and other income	**1,284**	1,367	(6.1%)
Operating and other expenses	**2,268**	1,849	22.7%
Operating profit (loss) before taxes	**(3,028)**	1,117	(371.1%)
Provision for taxes (tax benefit) on operating profit (loss)	**(952)**	488	(295.1%)
Operating profit (loss) after taxes	**(2,076)**	629	(430.1%)
Operating profit (loss)	**(2,005)**	690	(390.6%)
Net profit (loss) from extraordinary transaction, after taxes	**438**	(55)	(896.4%)
Net profit (loss)	**(1,567)**	635	(346.8%)

Balance Sheet – Principal Items

	31.3.2008	31.3.2007	31.12.2007	Change compared with 31.3.2007	Change compared with 31.12.2007
Total balance sheet	**308,916**	290,820	302,991	6.2%	2.0%
Credit to the public	**210,870**	187,092	205,016	12.7%	2.9%
Securities	**43,400**	48,289	50,431	(10.1%)	(13.9%)
Deposits from the public	**210,870**	220,976	231,750	4.8%	(0.1%)
Debentures and subordinated notes	**18,627**	18,158	18,812	2.6%	(1.0%)
Shareholders' equity	**17,322**	18,493	18,778	(6.3%)	(7.8%)

Principal financial ratios

	31.3.2008	31.3.2007	31.12.2007
Shareholders' equity to total assets	**5.6%**	6.4%	6.2%
Tier I Capital to risk-adjusted assets	**6.7%**	7.5%	7.5%
Total Capital to risk-adjusted assets	**9.52%**	10.65%	10.26%
Credit to the public to total assets	**68.3%**	64.3%	67.7%
Deposits to the public to total assets	**74.9%**	76.0%	76.5%
Operating income to operating expenses	**56.6%**	73.9%	66.1%
Operating expenses to total income	**(311.5%)**	58.8%	65.2%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)(a)	**0.1%**	0.2%	0.1%
Rate of provision for taxes (tax benefit)	**(31.4%)**	43.7%	39.1%
Return of operating profit (loss) on equity, net(a)	**(36.8%)**	16.0%	12.3%
Return of net profit (loss) on equity (a)	**(29.8%)**	14.6%	14.1%
Return of net profit (loss) on total assets (a)	**(2.0%)**	0.9%	0.9%

(a) Annualized


"Our heart is in Israel"
Israel's 60th anniversary

Bank Hapoalim
Condensed Financial Statement as at March 31, 2008

bank hapoalim

Bank Hapoalim

Condensed Financial Statement as at March 31, 2008


"Our heart is in Israel"
Israel's 60th anniversary



Contents

Board of Directors' Report on the Financial Statements
As at March 31, 2008

At the meeting of the Board of Directors held on May 28, 2008, it was resolved to approve and publish the unaudited consolidated financial statements of Bank Hapoalim B.M. and its consolidated subsidiaries for the period January-March 2008.

The following are details of the principal developments and changes that occurred during the reported period:

Economic Activity

Indicators of economic activity showed that the economy continued to grow, though at a slower rate. The composite state-of-the-economy index rose by 1.1% n the first quarter, and was 7.4% higher at the end of the first quarter compared to March last year. Indicators of private consumption continue to point to expansion, though at a more moderate rate than last year. Exports of goods have shown surprising resilience to the U.S. and global slowdown. In the tourism industry, the rapid increase in incoming tourists continued. The unemployment rate fell to 6.7% in the fourth quarter of 2007, with an increase in the number of employed persons, which was 3.6% higher year-on-year in the fourth quarter.

Following four years of rapid growth, today the economy seems to be facing conditions that will slow the rate of growth. As noted, data have been mostly positive so far; however, the emerging recession in the American economy and the slowing growth of the global economy are likely to affect exports later this year. Domestic demand is also expected to slow: the decline in prices in the financial markets, and still more so the soaring prices of food and fuel, are expected to have an impact on consumers' confidence and purchasing power. Obviously, the extent of the slowdown depends on global developments. We estimate that economic growth will decelerate gradually, and due the high opening point, growth this year will total approximately 4%. Next year's growth rate is expected to be substantially lower, if the U.S. slowdown or recession turn out to be prolonged.

Developments in the Global Economy

Growth forecasts for the global economy in 2008 have been adjusted downward; the growth rate is expected to be lower than in the preceding years, but still reasonable, at 3.7%. The more moderate growth rates mainly arise from the slowdown in the developed countries. Rapid growth is expected to continue in the emerging markets, although growth forecasts have been tempered there as well. The negative momentum in the American economy continued in the first quarter, reinforcing estimates that the United States is in a recession. The labor market continues to deteriorate, with a sharp decline in the number of new jobs. Concurrently, business confidence indices have continued to fall, consumer confidence indices are plunging, and personal consumption, as reflected in retail sales, has slowed. The U.S. central bank continued to use all of the means at its disposal to support the financial system, stabilize the markets, and bolster the economy.

In the first quarter of 2008, the Fed lowered the interest rate by 2%, to 2.25%. The interest rate was lowered by an additional 25 basis points in April, to 2.00%. The interest rate in the euro zone remained unchanged at 4.0%. Most estimates indicate that the interest-rate reduction process in the United States is nearing completion. The global increase in commodity prices, especially prices of energy and food, led to an increase in the level of global inflation, as well as an increase in inflation expectations. The consumer price index rose by 4.0% in the United States in the twelve months ended in March, by 3.6% in Europe, and by 1.2% in Japan.

Inflation and Exchange Rates

The Consumer Price Index Increased by 0.1% in the first quarter and by 3.7% in the twelve months ended in March. The relatively large increase in the CPI mainly resulted from the effect of energy and food prices; excluding these prices, the CPI rose by just 1.8% in the twelve months ended in March 2008. The Consumer Price Index Increased by 1.5% in the month of April and by 4.7% in the twelve months ended in April. The April index included sharp price increases in most of the main index items caused mainly by the price of commodities in the world. As noted, an increase in inflation expectations is recognizable and we currently expect it to total about 4% this year. The increase in inflation is not unique to Israel, and uncertainty concerning developments in inflation has greatly increased.

The shekel exchange rate continued to strengthen in the first quarter. The shekel appreciated sharply by 7.6% against the dollar, and strengthened by 0.7% against the euro. Towards mid-March, the Bank of Israel began to buy foreign currency, giving the explanation of the "irregular behavior of the exchange rate in recent days." It seems likely that the Bank of Israel identified a market failure in the sharp appreciation of the exchange rate in the days preceding the intervention, or as the BOI Governor later defined it, "herd behavior." A week later, the Bank of Israel announced that it intended to act to increase foreign-currency reserves by USD 10 billion over the course of two years. The daily volume of purchases is expected to be USD 25 million. The Bank of Israel has decided to adopt a plan to adjust the reserves to the economy's size and risks, taking advantage of the conditions that have made this possible - i.e. the sharp appreciation of the shekel. We cannot disregard the fact that these measures, as well as the interest-rate cuts, are signs that the Bank of Israel is concerned over the effects of the sharp appreciation of the shekel.

Fiscal and Monetary Policy

The fiscal situation remains strong. A budget surplus of NIS 5.6 billion accumulated in the first quarter, compared with a surplus of NIS 6.4 billion in the first quarter of 2007. The rapid increase in state tax revenues of recent years has slowed considerably, to 4%, excluding legislative changes. The strong fiscal results provide significant support for financial stability in general, and for the capital market in particular. The ratio of government debt to GDP was 79% at the end of 2007, down significantly from 85% a year earlier. The decrease in debt mainly resulted from a 12% reduction in external debt, due to the weakening of the dollar.

Monetary policy in the first quarter was marked by sharp changes. In January the interest rate was still being raised, by 0.25%, to 4.25%, in reaction to inflation, which remained beyond the upper limit of the target range. The steep appreciation of the shekel and the concerns over the anticipated economic slowdown curbed the increase in the interest rate. In March and April, the rate was lowered by 0.5% at each decision, to 3.25%. Inflation expectations for the next twelve months stand at approximately 4% as of mid-May, so that in real terms the Bank of Israel interest rate is negative. Following the sharp increase in the CPI in April, the capital market embedded expectations for interest rate increases to 4% by the end of the year.

Financial and Capital Markets

Developments in the capital market continued to be affected by the volatility in world capital markets.The TA-25 index posted total negative returns of 19.6% for the first quarter. The CPI-linked government-bond index rose by 4.0% in the first quarter, while the unlinked-bond index rose by 2.2%.Yields of long-term CPI-linked bonds decreased; eight-year bonds traded at a yield to maturity of 3.5% in March.Yields to maturity of unlinked (Shahar) bonds also fell, and ten-year bonds traded at an average yield to maturity of 5.8% in March.

In April, there was a sharp correction in the equity market. The TA-100 rose by 7.0% overall for the month. Inflation expectations in April and May rose, while yields of linked bonds decreased.The ten-year CPI-linked bonds traded at a yield to maturity of 3.15% in mid-May.

Set out below are data regarding changes in the Consumer Price Index and in exchange rates:

	For the three months ended March 31		For the year
	2008	2007	2007
		In percent	
Rate of increase (decrease) in "known" CPI	**0.4**	(0.4)	2.8
Rate of decrease in USD exchange rate	**(7.6)**	(1.7)	(9.0)
Rate of increase (decrease) in CHF exchange rate	**4.6**	(1.7)	(1.3)
Rate of increase (decrease) in EUR exchange rate	**(0.7)**	(0.5)	1.7
Rate of increase (decrease) in TRY exchange rate	**(18.6)**	0.7	9.7

Forward-Looking Information

The information contained in this report with regard to the description of the Bank's business, its financial status, and the results of its operations may contain forward-looking information, as defined in the Securities Law, 5728-1968. Statements containing expressions such as "we believe," "aim," "expect," "plan," "should", "estimate," "forecast," and similar expressions indicate forward-looking information.This information reflects the Bank's current viewpoint with regard to future events, which is based on estimates, and is therefore subject to risks and uncertainty, as well as to the possibility that expected events or developments may not materialize at all or may only partially materialize.

Profit and Profitability

On May 20, 2008 the Bank sold the entire mortgage backed securities (MBS) portfolio which it held in its New York branch for a total of USD 2.55 billion. Accordingly, the Bank recorded a loss of NIS 3,101 million before tax (NIS 1,960 million, after tax) in its financial statement as at March 31, 2008.

In the first three months of 2008 the Bank recorded a loss in the amount of NIS 1,567 million, compared with a net profit of NIS 635 million in the same period last year.

Net negative return on equity amounted to 29.8%, in annualized terms, in the first three months of 2008, compared with a positive return of 14.6 % in the same period last year and a positive return of 14.1% in the whole of 2007.

Losses related to the realization of mortgage-backed securities, decline in value of other asset-backed securities and losses from the credit derivative portfolio were recorded in a total amount of NIS 3,760 million in the first quarter. Net profit excluding the above loss, would have totaled NIS 809 million, compared with NIS 635 million in the same quarter last year, an increase of 27.4%.

Net positive return on equity following these exclusions would have totaled 18.7%, compared with 14.6% in the same quarter last year.

Net operating loss totaled NIS 2,005 million, compared with a profit of NIS 690 million in the same period last year.

Net negative return of operating profit on equity reached 36.8%, in annualized terms, in the first three months of 2008, compared with a positive return of 16.0% in the same period last year and a positive return of 12.3% in the whole of 2007.

Excluding the losses above, net operating profit would have totaled NIS 371 million, compared with NIS 690 million in the same quarter last year, a decrease of 46.2%.

Net return on operating profit, following these exclusions, would have totaled 8.3% compared with 16.0% in the same quarter last year.

Set out below are the changes in the results of activity for the period of January-March:

	2008	2007	Change		**2008**	Change	
		NIS millions		%	Profit excluding impairment	NIS millions	%
Net operating profit (loss)	**(2,005)**	690	(2,695)		**371**	(319)	(46.2)
Net profit (loss) from extraordinary transactions, after taxes	**438**	(55)	493		**438**	493	
Net profit (loss)	**(1,567)**	635	(2,202)		**809**	174	27.4

The Group's loss in the first three months of 2008, compared with the profit in same period last year, resulted mainly from the following factors:

1. A loss of NIS 2,012 million in profit from financing activity before provision for doubtful debts compared with a financing profit of NIS 1,780 million, a difference of NIS 3,792 million.
2. A decrease of NIS 83 million in operating and other income.
3. An increase of NIS 419 million in operating and other expenses.

However, the following factors had the effect of decreasing the loss:

1. A decrease of NIS 149 million in the provision for doubtful debts.
2. A decrease of NIS 1,440 million in provisions for taxes.
3. An increase of NIS 493 million in net profit from extraordinary transactions.

Developments in Income and Expenses

Loss from financing activity before provision for doubtful debts totaled NIS 2,012 million in the first three months of 2008, compared with a profit of NIS 1,780 million in the same period last year.

The loss was mainly the result of the crisis in the United States which took the form of losses on asset-backed securities and a loss in the credit-derivatives portfolio, which totaled NIS 3,760 million. For further details, see the section "Activity of the Bank Group in Asset-Backed Securities". Excluding the effects of the crisis in the United States, as described above, profit from financing activity would have totaled NIS 1,748 million, a decrease of 1.6%.

The following are the principal causes of the loss from financing activity in the first three months of 2008:

- Losses arising from investments by the Bank's offices abroad in asset-backed securities in the amount of NIS 3,576 million (for further details, see the section "Activity of the Bank Group in Asset-Backed Securities").
- A loss of NIS 184 million in the credit-derivative portfolio (mostly due to CDS transactions - credit default swaps - in the New York branch), presented at fair value (for further details, see section "The Bank's Activity in the United States").
- A decrease of NIS 253 million stemming from the measurement of profit and loss in derivative instruments on a fair-value basis, in contrast to measuring results of balance-sheet financial activity on an accrual basis, especially as a result of the decrease in interest rates in the CPI-linked shekel segments. A loss in the amount of NIS 352 million was recorded the first three months of 2008, compared with a loss of NIS 99 million in the same quarter last year.

On the other hand, factors which offset the loss in financing profit:

- An increase of NIS 96 million in financing income on financial capital invested in the various linkage segments, mainly due to the 0.4% increase in the known CPI for the period of January-March 2008, versus a 0.4% decrease in the same period last year.
- An increase of NIS 97 million as a result of an increase in the volume of the Bank Group's financial activity.
- An increase of NIS 56 million in respect of income from interest on problematic debts not previously recorded.

The overall interest spread stood at 1.13% in the first three months of 2008, compared with 1.12% in the same period last year.

The interest spread in the CPI-linked segment during the first three months of 2008 was negative at a rate of 1.43%, compared with a positive spread of 0.23% in the same period last year. The negative spread mainly resulted from the difference between the measurement of profit and loss in derivative instruments on a fair-value basis and the measurement of the results of balance-sheet financial activity on an accrual basis, due to the decrease in the interest rate in the CPI-linked segment, which caused the fair value of financial liabilities in CPI-linked derivative instruments to increase.

Set out below is the contribution of the different linkage segments to profit from financing activity:

	For the three months ended March 31			
	2008		2007	
	Volume of activity	Contribution to profit, including effect of derivatives	Volume of activity	Contribution to profit, including effect of derivatives
	%	NIS millions	%	NIS millions
Israeli currency:				
Unlinked	**34.5**	**1,070**	29.7	861
CPI-linked	**12.2**	**(88)**	12.5	94
Foreign currency (including f.c. linked)	**53.3**	**316**	57.8	442
Other derivative financial instruments, net (non-ALM)	**-**	**(83)**	-	116
Other financing income (expense), net	**-**	**(3,227)**	-	267
Total	**100.0**	**(2,012)**	100.0	1,780

Unlinked NIS segment - Profit from financing activity in the unlinked NIS segment increased by NIS 209 million and totaled NIS 1,070 million, due mainly to an increase in financial capital invested in this segment and an increase in the volume of activity.

CPI-linked NIS segment - Profit from financing activity in the CPI-linked NIS segment decreased by NIS 182 million, and totaled a loss of NIS 88 million. The decrease resulted from the measurement of profit and loss in derivative instruments on a fair-value basis, versus the measurement of the results of balance-sheet financial activity on an accrual basis, as noted above.

Foreign-currency denominated and foreign-currency linked segment - Profit from financing activity in this segment decreased by NIS 126 million, and totaled NIS 316 million. Note that activity in options, mainly currency options, which are not included in the segment's results, generated a profit of NIS 62 million, compared with a profit of NIS 79 million in the same period last year.

Other derivative financial instruments, net - Includes net results of activity in derivative financial instruments not defined as hedging or ALM activity, principally the results of credit derivatives, back-to-back activity in structured products, as well as activity in currency and interest-rate options. A net expense in the amount of NIS 83 million was recorded in the first quarter of 2008, compared with net income of NIS 116 million in the previous year, mainly due to a decrease in the fair value of the credit-derivative portfolio at the New York branch.

Other financing income (expenses) - Net expenses in the amount of NIS 3,227 million were recorded in the first quarter of 2008, compared with net income in the amount of NIS 267 million in the same period last year. The expenses resulted from losses in respect of investments in asset-backed securities by the Bank's offices abroad (for further details, see the section "Activity of the Bank Group in Asset-Backed Securities").

Set out below is the development of results in financing activity by principal segments of activity:

	For the three months ended March 31		
	2008	2007	Change
	NIS millions		%
Households Segment	**486**	475	2.3
Private Banking Segment	**356**	314	13.4
Small Business Segment	**254**	242	5.0
Commercial Segment	**53**	128	(58.6)
Corporate Segment	**220**	537	(59.0)
Financial Management Segment	**(3,381)**	84	(4,125.0)
Total	**(2,012)**	1,780	(213.0)

The deterioration in the results of financing activity is mainly reflected in the Financial Management Segment and in the Corporate Segment.

The loss in financing profit in the Financial Management Segment mainly resulted from the losses of the Bank's offices abroad in MBS-type and CDO-type asset-backed securities, which are included in the results of this segment, and due to losses from the credit-derivative portfolio in New York. The loss in this segment was also influenced by the measurement of profit and loss in derivative instruments on a fair-value basis, in contrast to the measurement of the results of balance-sheet financial activity on an accrual basis.

The decrease was offset by an increase in financing income on financial capital, mainly as a result of a 0.4% increase in the known CPI, compared with a decrease of 0.4% in the same period last year.

The decrease in profit from financing activity in the Corporate Segment mainly resulted from losses in respect of investments of the Bank's offices abroad in SIV-type asset-backed securities, which are included in the results of this segment. Excluding these losses, in the amount of NIS 367 million, the segment's financing profit increased.

The decrease in profit from financing activity in the Commercial Segment mainly resulted from a negative contribution from Bank Pozitif in shekels as a result of a sharp decrease in the exchange rate of the Turkish lira in the first quarter of 2008.

The provision for doubtful debts was made on a conservative basis, with due regard for assessments of the risks in the credit portfolio and totaled NIS 32 million in the first three months of 2008, compared with NIS 181 million in the same period last year, a decrease of 82.3%.

The specific provision for doubtful debts totaled NIS 72 million, compared with NIS 200 million in the same period last year. The decrease in provision results from the collection of debts written off in previous years, in the amount of NIS 110 million, as well as a continued improvement in borrowers' repayment capability. The decrease in the volume of the specific provision as compared to the same period last year stems from the Corporate segment, reflected mainly in the construction and real estate and agriculture sectors.

The supplementary provision for doubtful debts, which is performed for unidentified risks in customer indebtedness portfolios, decreased by NIS 40 million in the first three months of 2008, mainly due to a decrease in the volume of problematic debt for which the supplementary provision is calculated as well as a reduction in the supplementary provision for "lack of financial information in borrowers' files"; compared with a decrease of NIS 19 million in the same period last year.

The balance of the supplementary provision for doubtful debts totaled NIS 341 million on March 31, 2008.

The balance of the general provision, determined according to the directives of the Supervisor of Banks, totaled NIS 707 million on March 31, 2008. The aggregate total of the general and supplementary provisions for doubtful debts amounted to NIS 1,048 million, compared with NIS 1,088 million at the end of 2007.

For further details, see Appendix B to the Condensed Financial Statements with regard to the components of the specific provision and the supplementary provision for doubtful debts.

Set out below is the quarterly development of the provisions for doubtful debts:

	2008	2007			
	Q1	Q4	Q3	Q2	Q1
	NIS millions				
Specific provision	**72**	125	78	162	200
Supplementary provision	**(40)**	(134)	61	40	(19)
Total	**32**	(9)	139	202	181
Rate of specific provision out of credit to the public:					
Balance sheet*	**0.14%**	0.24%	0.16%	0.34%	0.43%
Balance sheet and off-balance sheet*	**0.08%**	0.14%	0.09%	0.19%	0.24%

* Annualized.

Set out below is the development of the provision for doubtful debts by principal segments of activity:

	For the three months ended March 31		
	2008	2007	Change
	NIS millions		%
Households Segment	**36**	40	(10.0)
Private Banking Segment	**5**	4	25.0
Small Business Segment	**33**	26	26.9
Commercial Segment	**34**	32	6.3
Corporate Segment	**(76)**	79	(196.2)
Total	**32**	181	(82.3)

Loss from financing activity after provision for doubtful debts totaled NIS 2,044 million in the first three months of 2008, compared with a profit of NIS 1,599 million in the same period last year.

Operating and other income totaled NIS 1,284 million in the first three months of 2008, compared with NIS 1,367 million in the same period last year, a decrease of 6.1%.

Income from capital-market activity increased by 1.5% in the first three months of 2008 and totaled NIS 411 million, compared with NIS 405 million in the same period last year.

Income from fees for securities activity totaled NIS 255 million, compared with NIS 229 million in the same period last year, an increase of 11.4%, as a result of an increase in the volume of activity.

Income from provident-fund management fees totaled NIS 83 million in the first three months of 2008, compared with NIS 108 million in the same period last year, a decrease of 23.1%, mainly due to the sale of the majority of the Bank's provident funds management rights during 2007.

Income from mutual-fund distribution fees reached NIS 60 million, compared with NIS 65 million in the same period last year. Income from operating fees of provident and mutual funds totaled NIS 13 million, compared with NIS 3 million in the same period last year.

A loss in the amount of NIS 3 million was recorded in respect of investments in shares in the first three months of 2008, compared with a net profit in the amount of NIS 125 million in the same period last year, which mainly resulted from dividend income from shares held in receivership, which, based on the directives of the Supervisor of Banks, are included in the Bank's securities portfolio.

Operating and other income not derived from capital-market activity or investment in shares totaled NIS 876 million in the first three months of 2008, compared with NIS 837 million in the same period last year, an increase of 4.7%.

The contribution of credit-card companies to the operating income of the Bank Group (before deduction of expenses relating to this activity) increased to a total of NIS 328 million, compared with NIS 301 million in the same period last year, an increase of 9.0%, as a result of an increase in the volume of activity.

In addition, income from handling credit and preparing contracts increased to NIS 111 million, compared with NIS 90 million in the same period last year.

Operating and other expenses totaled NIS 2,268 million in the first three months of 2008, compared with NIS 1,849 million in the same period last year, an increase of 22.7%.

Salary expenses totaled NIS 1,463 million in the first three months of 2008, compared with NIS 1,134 million in the same period last year, an increase of 29.0%.The increase resulted from the voluntary retirement program, as described below, the effects of the wage agreement on provisions for benefits and a decrease in value of severance compensation funds as a result of a decline in prices in the capital market.These increases were offset by a decrease in the provision for bonuses and the effect of the decrease in the Bank's share price on expenses for phantom options.

In March 2008 the Bank's Board of Directors decided to offer the employees a voluntary retirement program at a cost of NIS 250 million which was already included in the 2007 financial statements. In order to accommodate employees whose request to retire was denied in the aforementioned program, in May 2008, the Board decided to allocate an additional NIS 300 million for another voluntary retirement program which was attributed to the statement of profit and loss in the first quarter of 2008.

Maintenance expenses and depreciation of buildings and equipment totaled NIS 343 million, compared with NIS 308 million in the same period last year, an increase of 11.4%, mainly due to an increase in software depreciation expenses.

Other expenses totaled NIS 462 million, compared with NIS 407 million in the same period last year, an increase of 13.5 %, which mainly resulted from an increase in expenses for fees paid for activity in securities and credit cards, due to higher volumes of transactions and an increase in computer expenses.

The coverage rate of operating and other expenses by operating and other income reached 56.6%, compared with 73.9% in the same period last year and 66.1% in the whole of 2007.

The cost-income ratio, calculated according to the ratio of operating and other expenses to profit from financing activity before provision for doubtful debts and operating and other income, excluding the losses which the Bank recorded for its investments in asset-backed securities and the voluntary retirement program, reached 64.9%, compared with 58.8% in the same period last year and 65.2% in the whole of 2007.

Operating loss before taxes totaled NIS 3,028 million, compared with a profit of NIS 1,117 million in the same period last year.

The provision for taxes (tax benefit) on operating profit (loss) amounted to a tax benefit of NIS 952 million in the first three months of 2008, compared with a provision for taxes of NIS 488 million in the same period last year.

On February 26, 2008, Knesset approved changes to the Income Tax (Adjustments for Inflation) Law, 5745-1985, due to the decrease in inflation rates in Israel in recent years. The aforesaid law essentially states that the effects of changes in the Consumer Price Index starting on January 1, 2008 are not to be included in the calculation of taxable income for income-tax purposes. According to the Bank's estimates, the Bank's tax expenses will consequently increase in the coming years, such that every 1 percent increase in the Consumer Price Index will lead to an increase of NIS 40 million in tax expenses, compared to the tax expenses prior to the rescission of the law. The increase in inflation in the first quarter of 2008 totaled 0.4%.

Operating loss after taxes totaled NIS 2,076 million in the first three months of 2008, compared with a profit of NIS 629 million in the same period last year.

The Bank's share in the operating results of equity-basis investees, net, after taxes totaled a profit of NIS 7 million in the first three months of 2008, compared with NIS 84 million in the same period last year. In the same period last year, the majority of the contribution to profit stemmed from Clal Insurance Enterprises Holdings, which contributed NIS 70 million. The large contribution resulted from profits from the flotation of a subsidiary and from the effect of a change in the treatment of special risks reserves by insurance companies.

Minority interests' share in net results of consolidated companies totaled a share in losses in the amount of NIS 64 million in the first three months of 2008, compared with a share in profit in the amount of NIS 23 million in the same period last year.

Minority interests' share in losses resulted from the negative contribution, in shekels, of Bank Pozitif, as a result of the significant appreciation of the shekel against the Turkish lira.

Net operating profit (loss) totaled a loss of NIS 2,005 million in the first three months of 2008, compared with a profit of NIS 690 million in the same period last year.

Net profit from extraordinary transactions after taxes amounted to NIS 438 million in the first three months of 2008, which resulted from the sale of provident fund management rights. In the same period of 2007, this item amounted to a loss of NIS 55 million, mainly due to deferred tax expenses recorded in respect of the expected realization of the investment in Bank Yahav.

Net profit (loss) of the Bank Group totaled a loss of NIS 1,567 million in the first three months of 2008, compared with a profit of NIS 635 million in the same period last year.

Net profit (loss) per share amounted to a loss of NIS 1.24 in the first three months of 2008, compared with a profit of NIS 0.50 in the same period last year.

Set out below are details regarding return on equity, in annualized terms (in percent):

	2008	Full year	2007			
	Q1	2007	Q4	Q3	Q2	Q1
Net return of operating profit (loss) on equity	***(36.8%)**	12.3%	*2.0%	18.4%	16.1%	16.0%
Net return on equity	***(29.8%)**	14.1%	*4.6%	18.3%	23.0%	14.6%

* Returns on equity in the first quarter of 2008 and in the fourth quarter of 2007 were mainly influenced by a decline in value of an other-than-temporary nature attributed to the profit and loss statement, as noted above, recorded by the Bank in respect of its investments in asset-backed securities.

Set out below are the returns on equity excluding these effects:

	2008	Full year	2007			
	Q1	2007	Q4	Q3	Q2	Q1
Net return of operating profit on equity	**8.3%**	16.7%	18.9%	20.5%	16.1%	16.0%
Net return on equity	**18.7%**	18.6%	21.8%	20.5%	23.0%	14.6%

Developments in Balance Sheet Items

The consolidated balance sheet totaled NIS 308.9 billion, compared with NIS 303.0 billion at the end of 2007, an increase of 2.0%.

Set out below are the developments in the main balance-sheet items:

	March 31, 2008	December 31, 2007	Change	
		NIS millions		%
Total balance sheet	**308,916**	302,991	5,925	2.0
Credit to the public	**210,870**	205,016	5,854	2.9
Cash on hand and deposits with banks	**35,314**	33,379	1,935	5.8
Securities	**43,400**	50,431	(7,031)	(13.9)
Deposits from the public	**231,520**	231,750	(230)	(0.1)
Bonds and subordinated notes	**18,627**	18,812	(185)	(1.0)
Shareholders' equity	**17,322**	18,778	(1,456)	(7.8)

Off-Balance Sheet Activity

Set out below are the developments in the balance of off-balance sheet monetary assets of the Bank Group's customers(1):

	March 31, 2008	December 31, 2007	Change	
		NIS millions		%
Customers' securities portfolios***	**437,198**	451,428	(14,230)	(3.2)
Provident funds and advanced study funds**(2)	**98,045**	102,421	(4,376)	(4.3)
Mutual funds*	**39,378**	42,651	(3,273)	(7.7)
Total(1)	**574,621**	596,500	(21,879)	(3.7)

* These balances reflect Bank customers' holdings in mutual funds.

** As at March 31, 2008, NIS 5.2 billion with respect to provident funds managed by the Bank Group which are designated for sale and NIS 92.8 billion provident funds receive operational services provided by the Bank.

*** The decrease results mainly from the decrease in value of traded securities (for example, the TA-100 index declined by 20%).

(1) Including customers' assets for which the Bank Group provides operational and safekeeping services; in 2007, management services as well.

(2) For further details regarding the sale of provident-fund management rights, see Capital Market Activity, below.

Credit to the public amounted to NIS 210.9 billion on March 31, 2008, compared with NIS 205.0 billion at the end of 2007, an increase of 2.9%. The growth was influenced by a rise in the construction and real-estate sector. Note that the appreciation of the shekel exchange rate against most foreign currencies contributed to curbing the increase in credit to the public, by 1.3%.

Set out below is the development of overall credit risk* to the public, by principal sectors of the economy:

	March 31, 2008		December 31, 2007		
	Overall credit risk to the public	Percent of total	Overall credit risk to the public	Percent of total	Rate of change
Economic Sectors	NIS millions	%	NIS millions	%	%
Agriculture	**1,791**	**0.5**	1,794	0.5	(0.2)
Industry	**43,617**	**11.2**	43,993	11.4	(0.9)
Construction & real estate	**61,491**	**15.8**	59,639	15.5	3.1
Electricity & water	**7,379**	**1.9**	6,767	1.8	9.0
Commerce	**22,127**	**5.7**	23,310	6.0	(5.1)
Hotels, hospitality & food services	**8,670**	**2.2**	8,404	2.2	3.2
Transportation & storage	**8,792**	**2.3**	8,223	2.1	6.9
Communications & computer services	**8,090**	**2.1**	7,515	1.9	7.7
Financial services	**84,191**	**21.6**	86,183	22.4	(2.3)
Business & other services	**14,718**	**3.8**	13,770	3.6	6.9
Public & community services	**9,667**	**2.5**	9,972	2.6	(3.1)
Private individuals - housing loans	**30,710**	**7.9**	30,145	7.8	1.9
Private individuals - other	**83,148**	**21.3**	80,540	20.9	3.2
Other debtors in respect of credit cards	**4,941**	**1.2**	5,277	1.4	(6.4)
Total	**389,332**	**100.0**	385,532	100.0	1.0

* Including off-balance-sheet credit risk, investments in corporate bonds, assets arising from derivative instruments transacted against the public, and securities which were borrowed or bought under resale agreements transacted against the public.

Problematic Credit

Set out below are the developments in problematic debts[1], according to the classifications determined by the Supervisor of Banks:

	March 31		December 31,
	2008	2007	2007
	(NIS millions)		
Problematic debts[1]			
Non-income-bearing	**3,454**	4,746	3,820
Restructured[2][b]	**1,155**	1,439	1,536
Designated for restructuring[3][b]	**678**	560	338
In temporary arrears	**714**	1,132	1,164
Under special supervision[a][b]	**5,950**	6,857	6,261
Total balance-sheet credit to problematic borrowers[1]	**11,951**	14,734	13,119
Off-balance-sheet credit risk in respect of problematic borrowers[1][5]	**1,448**	1,747	1,512
Bonds of problematic borrowers	**195**	94	525
Other assets in respect of derivative instruments of problematic borrowers	**15**	7	1
Overall credit risk in respect of problematic borrowers[1]	**13,609**	16,582	15,157
Assets received in respect of discharged credit	**500**	483	530
(a) Of which: credit for housing in respect of which a provision commensurate with extent of arrears exists	**495**	437	499
(b) Of which: debts for which a specific provision exists[4]	**3,741**	4,866	4,085

(1) Not including problematic debts covered by collateral that can be deducted for the purpose of limits to the indebtedness of a borrower and of a group of borrowers.
(2) Credit restructured in the course of the current year, and credit restructured in previous years with waiver of income.
(3) Credit to borrowers for whom a restructuring decision has been made but not yet implemented.
(4) Except for housing credit for which a provision commensurate with the extent of arrears exists.
(5) As calculated for the purpose of limits to the indebtedness of a borrower and of a group of borrowers, except in respect of guarantees provided by a borrower to secure the indebtedness of a third party.

Securities held by the Bank Group totaled NIS 43.4 billion, compared with NIS 50.4 billion at the end of 2007, a decrease of 13.9%.

The decrease of NIS 7.0 billion in investments in securities mainly resulted from the decline in value of asset-backed securities, as described in the section "Activity of the Bank Group in Asset-Backed Securities". In addition, a decrease of NIS 1.5 billion resulted from the redemption of government bonds and short-term notes by Bank Yahav, with the consideration deposited in deposits with banks.

The Bank is a member of the TASE Clearing House Ltd. and the Maof Clearing House Ltd.

As at March 31, 2008, the Bank has pledged bonds in the amount of NIS 166 million to the TASE Clearing House, and bonds in the amount of NIS 1,515 million to the Maof Clearing House, in order to secure its clients' activity and for the mutual guarantee of clearing-house members.

In addition, the has Bank signed a certificate of debt in favor of the Bank of Israel as collateral for credit the Bank received or will receive from the Bank of Israel. In accordance with this certificate, the Bank pledged its inventory of Gilon and Shahar bonds in favor of the Bank of Israel, as a floating lien, up to an amount of NIS 4.1 billion, as at December 31, 2007.

Set out below is the breakdown of the securities portfolio by linkage segments:

	Mar. 31, 2008	Dec. 31, 2007	Change	
		NIS millions		%
Israeli currency:				
Unlinked	**13,163**	13,564	(401)	(3.0)
CPI-linked	**1,715**	2,152	(437)	(20.3)
Foreign currency (including f.c. linked)*	**26,688**	32,809	(6,121)	(18.7)
Non-monetary items	**1,834**	1,906	(72)	(3.8)
Total	**43,400**	50,431	(7,031)	(13.9)

* For further details regarding the Bank's investments in asset-backed securities, see Appendix 3 to the Condensed Financial Statements and the section on the Bank Group's activity in asset-backed securities.

Total deposits amounted to NIS 245.2 billion, compared with NIS 243.0 billion at the end of 2007. These deposits include deposits from the public, deposits from the government, and deposits from the Bank of Israel and other banks.

Deposits from the public totaled NIS 231.5 billion, compared with NIS 231.8 billion at the end of 2007. The decrease stemmed from the early settlement of callable CDs (at the New York branch) and the appreciation of the shekel exchange rate against most foreign currencies. An increase in deposits in Israel offset the decrease.

Deposits from banks totaled NIS 11.7 billion, compared with NIS 9.0 billion at the end of 2007, an increase of 28.8%, which mainly resulted from deposits raised from banks (federal funds and others) in the amount of NIS 2.9 billion.

Bonds and subordinated notes totaled NIS 18.6 billion, compared with NIS 18.8 billion at the end of 2007.

Shareholders' equity totaled NIS 17.3 billion, compared with NIS 18.8 billion at the end of 2007, a decrease of 7.8 %, mainly due to the loss for the period.

The ratio of shareholders' equity to total assets reached 5.6 %, compared with 6.2% at the end of 2007.

The ratio of capital to risk-adjusted assets reached 9.74 %, compared with 10.26% at the end of 2007.

The ratio of core (Tier 1) capital to risk-adjusted assets reached 6.88 %, compared with 7.50% at the end of 2007.Tier 1 capital includes subordinated capital notes in the amount of NIS 1,411 million, which were authorized by the Supervisor of Banks as "hybrid capital instruments," and which contributed 0.5% to the core capital ratio.

The ratio of supplementary (Tier 2) capital to risk-adjusted assets reached 2.88%, compared with 2.77% at the end of 2007. Tier 2 capital includes upper Tier 2 capital (subordinated capital notes and general provision for doubtful debts), the balance of which totaled NIS 1,481 million on March 31, 2008, and contributed 0.51% to the overall capital ratio.

In accordance with a directive of the Supervisor of Banks of April 17, 2008, the Bank is required to factor in its holdings in asset-backed securities of the types ALT A, ALT B, and CMBS at double their book value for the purpose of calculating the Bank's ratio of capital to risk-adjusted assets in its financial statements. Since the MBS portfolio was sold on May 20, 2008, this directive is not reflected in the capital adequacy ratio as at March 31, 2008.

On January 8, 2008, the Bank raised subordinated capital notes, which constitute Tier 2 capital, in the amount of NIS 620 million.

On April 7, 2008, the Bank allocated 52,500,000 ordinary shares of the Bank and 7,000,000 options exercisable into shares to York Capital Management, in consideration for a total of NIS 735 million. The issuance of the shares and options will be reflected in the financial statements of the Bank starting in the second quarter of 2008. The effect of the issue on the capital adequacy ratio is 0.35%.

Later in 2008, some of the subordinated notes in the amount of approximately NIS 0.6 billion, which constitute Tier 2 capital for the purpose of calculating the ratio of capital to risk-adjusted assets, will cease to be considered Tier 2 capital, in accordance with the rules established by the Supervisor of Banks with regard to the recognition of notes of this type as Tier 2 capital by banking corporations.

In January 2008, the Bank adopted a policy aimed at increasing its overall ratio of capital to risk-adjusted assets to 12% by the end of 2009. The Bank is considering various ways available to reach these objectives. This includes raising Tier 1 capital through a rights issue to the Bank's shareholders, issuing Hybrid Tier 1 capital and issuing subordinated notes which constitute part of the Tier 2 capital of the Bank.

Note that the above mentioned plans, with regard to increasing the overall capital ratio and ways of reaching these objectives, constitute forward-looking information, and their materialization depend both on external factors, such as conditions in the capital market and economic conditions in Israel and abroad, and on the Bank's business plans. Therefore, there is a possibility that the Bank may not be able to meet these objectives.

Results of Operations of the Bank Group's Segments of Activity

The Bank Group operates in Israel and abroad in all areas of banking through the Bank, subsidiaries, branches, and representative offices, and provides a wide range of banking and financial services to its customers.

The Bank also engages in investments, principally in the areas of insurance and real estate, by means of equity-basis investee companies.

The activity of the Bank Group is managed via six principal segments of activity. The division into segments of activity is based on the types of products and services or on the types of customers included in each of the segments. The Board of Management of the Bank uses this division to make decisions and to analyze the Group's business results.

The segments of activity are presented according to characteristics stipulated by the Supervisor of Banks. A detailed description of the segments of activity and the manner of their measurement appears in the Annual Report for 2007.

Set out below are the results of operations of the Bank Group, by segments:

A. Net Operating Profit (Loss)

	For the three months ended March 31		
	2008	2007	Change
		NIS millions	
Households Segment	**11**	76	(65)
Private Banking Segment	**88**	110	(22)
Small Business Segment	**44**	71	(27)
Commercial Segment	**(33)**	30	(63)
Corporate Segment	**116**	300	(184)
Financial Management Segment	**(2,262)**	85	(2,347)
Others and Adjustments	**31**	18	13
Total	**(2,005)**	690	(2,695)

B. Net Profit (Loss)*

	For the three months ended March 31		
	2008	2007	Change
		NIS millions	
Households Segment	**262**	35	227
Private Banking Segment	**215**	110	105
Small Business Segment	**78**	71	7
Commercial Segment	**(25)**	30	(55)
Corporate Segment	**133**	300	(167)
Financial Management Segment	**(2,262)**	75	(2,337)
Others and Adjustments	**32**	14	18
Total	**(1,567)**	635	(2,202)

* Net profit (loss), according to the directives of the Bank of Israel, also includes the results of the sale of subsidiary and affiliated companies and other assets. In the first three months of 2008, this included profit in the amount of NIS 438 million from the sale of provident-fund management rights. In the first three months of 2007, this included a loss in the amount of NIS 55 million, mainly from deferred tax expenses recorded in respect of the expected realization of Bank Yahav, most of which was allocated to the Households Segment.

C. Balance Sheet Balances

Credit to the public

	Mar. 31, 2008	Dec. 31, 2007	Change	
		NIS millions		%
Households Segment	**46,613**	45,083	1,530	3.4
Private Banking Segment	**25,379**	24,860	519	2.1
Small Business Segment	**20,902**	20,511	391	1.9
Commercial Segment	**20,002**	18,791	1,211	6.4
Corporate Segment	**97,456**	95,270	2,186	2.3
Financial Management Segment	**518**	501	17	3.4
Total	**210,870**	205,016	5,854	2.9
Of which: retail credit in Israel, excluding housing loans:				
Households Segment	**19,083**	17,565	1,518	8.6
Private Banking Segment	**5,956**	5,920	36	0.6
Small Business Segment	**16,544**	16,228	316	1.9
Housing loans in Israel	**31,343**	31,125	218	0.7

Deposits from the public

	Mar. 31, 2008	Dec. 31, 2007	Change	
		NIS millions		%
Households Segment	**36,127**	35,821	306	0.9
Private Banking Segment	**114,984**	115,827	(843)	(0.7)
Small Business Segment	**18,298**	18,059	239	1.3
Commercial Segment	**8,440**	8,266	174	2.1
Corporate Segment	**41,736**	36,129	5,607	15.5
Financial Management Segment	**11,935**	17,648	(5,713)	(32.4)
Total	**231,520**	231,750	(230)	(0.1)

D. Assets of the Public

Assets of the public under management

	Mar. 31, 2008	Dec. 31, 2007	Change	
		NIS millions		%
Households Segment	**14,979**	35,219	(20,240)	(57.5)
Private Banking Segment	**109,970**	121,322	(11,352)	(9.4)
Small Business Segment	**8,392**	13,008	(4,616)	(35.5)
Commercial Segment	**5,537**	8,866	(3,329)	(37.5)
Corporate Segment	**312,916**	335,572	(22,656)	(6.8)
Others and Adjustments	**122,827**	82,513	40,314	48.9
Total	**574,621**	596,500	(21,879)	(3.7)

Set out below are the condensed operating results of the principal segments, divided into sub-activities:

The Households Segment

Net operating profit in the Households Segment totaled NIS 11 million, compared with NIS 76 million in the same period last year, a decrease of 85.5%.

The segment's income totaled NIS 860 million in the first three months of 2008, compared with NIS 850 million in the same period last year, an increase of 1.2%, which resulted from an increase in income from banking and financial services and credit cards, while the segment's income abroad decreased.

Financing income totaled NIS 486 million in the first three months of 2008, compared with NIS 475 million in the same period last year, an increase of 2.3%, mainly due to the increase in consumer credit, which was offset by a loss in the segment's activity in Turkey, mainly as a result of the depreciation of the Turkish lira.

The provision for doubtful debts totaled NIS 36 million in the first three months of 2008, compared with NIS 40 million in the same period last year.

The segment's expenses increased by 20.8 % and amounted to NIS 784 million, compared with NIS 649 million in the same period last year. The increase resulted from the voluntary retirement program, effects of the wage agreement on provisions for benefits, a decrease in value of amounts allocated for severance compensation funds as a result of a decline in prices in the capital market. These increases were offset by a decrease in the provision for bonuses and the effect of the decline in the Bank's share price on expenses for phantom options.

The segment's results include profit from extraordinary transactions in the amount of NIS 251 million, which reflects the segment's share of profits from the sale of provident fund management rights. In the same period last year, the segment's results included a loss in the amount of NIS 41 million reflecting the segment's share of an expense recorded for deferred taxes attributed to the segment, due to the expected realization of Bank Yahav.

Net profit of the Households Segment totaled NIS 262 million, compared with NIS 35 million in the same period last year.

Credit to the public totaled NIS 46.6 billion on March 31, 2008, compared with NIS 45.1 billion at the end of 2007, an increase of 3.4%.

Consumer credit increased by 8.6% compared with the end of 2007, to a total of NIS 19.1 billion.

Deposits from the public totaled NIS 36.1 billion on March 31, 2008, compared with NIS 35.8 billion at the end of 2007, an increase of 0.9%.

Set out below are data regarding new loans granted and refinancing of loans for purchases of homes and via mortgages of homes:

	For the three months ended March 31	
	2008	2007
	NIS millions	
From Finance Ministry funds:		
Loans	**90**	104
Grants	**4**	2
Total from Finance Ministry funds	**94**	106
Loans from Bank funds:	**1,403**	1,309
Total new loans	**1,497**	1,415
Old loans refinanced from Bank funds	**217**	230
Total loans granted	**1,714**	1,645

Set out below are the condensed operating results of of the Households Segment:

	For the three months ended March 31, 2008							
	Activity in Israel				Activity abroad			
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Banking and financial services	Capital market[1]	Housing finance	Total
	NIS millions							
Profit from financing activities before provision for doubtful debts:								
- From externals	536	10	2	262	23	-	5	838
- Inter-segmental	(82)	-	-	(218)	(29)	-	(23)	(352)
Operating and other income:								
- From externals	170	151	42	26	-	1	-	390
- Inter-segmental	(12)	-	(4)	-	-	-	-	(16)
Total income	612	161	40	70	(6)	1	(18)	860
Provision for doubtful debts	27	-	-	9	-	-	-	36
Operating and other expenses:								
- From externals	643	113	35	37	17	-	4	849
- Inter-segmental	(65)	-	-	-	-	-	-	(65)
Operating profit before taxes	7	48	5	24	(23)	1	(22)	40
Provision for taxes on operating profit	3	19	2	10	1	-	(2)	33
Operating profit after taxes	4	29	3	14	(24)	1	(20)	7
Minority interests' share in (profits) losses of consolidated companies	(5)	(4)	(1)	-	7	-	7	4
Net operating profit (loss)	(1)	25	2	14	(17)	1	(13)	11
Profit (loss) from extraordinary transactions, after taxes[2]	-	-	251	-	-	-	-	251
Net profit (loss)	(1)	25	253	14	(17)	1	(13)	262
Return of operating profit on equity[3]	(0.4%)	36.6%	-	4.2%	-	-	-	1.6%
Return on equity[3]	(0.4%)	36.6%	-	4.2%	-	-	-	44.2%
Average balance of assets	25,117	6,489	-	20,745	237	-	392	52,980
Average balance of liabilities	35,912	6,511	-	-	32	-	-	42,455
Average balance of risk assets	18,411	5,581	-	17,848	275	-	409	42,524
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	22,095	-	-	-	-	22,095
Average balance of other assets under management	-	-	6,177	-	-	-	-	6,177
Average balance of securities in custody	-	-	7,786	-	-	-	-	7,786
Balance of credit to the public	19,083	6,087	-	20,694	317	-	432	46,613
Balance of deposits from the public	36,028	-	-	-	99	-	-	36,127

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.
(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of of the Households Segment (continued):

	For the three months ended March 31, 2007							
	Activity in Israel				Activity abroad			
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Banking and financial services	Capital market(1)	Housing finance	Total
	NIS millions							
Profit from financing activities before provision for doubtful debts:								
- From externals	347	10	-	194	5	-	6	562
- Inter-segmental	71	-	-	(151)	(3)	-	(4)	(87)
Operating and other income:								
- From externals	173	137	55	28	-	2	-	395
- Inter-segmental	(16)	-	(4)	-	-	-	-	(20)
Total income	575	147	51	71	2	2	2	850
Provision for doubtful debts	28	-	-	12	-	-	-	40
Operating and other expenses:								
- From externals	526	99	27	37	8	-	10	707
- Inter-segmental	(58)	-	-	-	-	-	-	(58)
Operating profit before taxes	79	48	24	22	(6)	2	(8)	161
Provision for taxes on operating profit	35	21	11	10	(2)	-	(2)	73
Operating profit after taxes	44	27	13	12	(4)	2	(6)	88
Minority interests' share in (profits) losses of consolidated companies	(5)	(4)	(5)	-	1	(1)	2	(12)
Net operating profit (loss)	39	23	8	12	(3)	1	(4)	76
Profit (loss) from extraordinary transactions, after taxes(2)	(41)	-	-	-	-	-	-	(41)
Net profit (loss)	(2)	23	8	12	(3)	1	(4)	35
Return of operating profit on equity(3)	16.5%	31.4%	-	3.4%	-	-	-	11.5%
Return on equity(3)	(0.8%)	31.4%	-	3.4%	-	-	-	5.2%
Average balance of assets	22,119	5,747	-	20,546	109	-	65	48,586
Average balance of liabilities	35,383	5,877	-	-	-	-	-	41,260
Average balance of risk assets	16,505	5,354	-	17,240	101	-	60	39,260
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	27,958	-	-	-	-	27,958
Average balance of other assets under management	-	-	4,752	-	-	-	-	4,752
Average balance of securities in custody	-	-	8,112	-	-	-	-	8,112
Balance of credit to the public on December 31, 2007	17,565	6,106	-	20,751	256	-	405	45,083
Balance of deposits from the public on December 31, 2007	35,617	-	-	-	204	-	-	35,821

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item mainly includes a loss attributed to the segment as a result of an expense recorded for deferred taxes, due to the expected realization of Bank Yahav.

(3) In activities to which risk-adjusted assets cannot be attributed, return on equity was not calculated.

Restrictions and supervision of the segment's activity

- In July 2007, the Banking (Service to Customers) Law, 5741-1981, was amended with the addition of Section B2, "Supervision of Fees" (hereinafter: the "Fee Section"), main points of which are described below:

  According to the Fee Section, the Governor of the Bank of Israel is to establish a list of services for which a banking corporation is permitted to charge fees from its customers, and the manner of calculation of the fees that may be charged for such services. The Governor may determine types of services to which his directives regarding the manner of calculation of fees shall not apply. A banking corporation may apply to the Supervisor of Banks to add a service for which it wishes to be permitted to charge fees. The Supervisor is authorized to approve the request, set conditions for its approval, or reject it. A banking corporation shall not raise the amount or rate of a fee unless it has notified the Supervisor accordingly thirty days in advance. In addition, the Governor may declare a particular service to be subject to supervision, if one of the following applies with regard to the service:

  1. The fee for the service could reduce competition among the banking corporations, or between these corporations and another entity providing a similar service;
  2. Customers can only receive the service from the banking corporation where their accounts are maintained;
  3. In the opinion of the Governor of the Bank of Israel, the service is essential and needs to be supervised due to considerations of the public's best interests.

  With regard to services subject to supervision, the Governor may determine any of the following through an order:

  1. The amount or rate of the fee to be charged for the service;
  2. The maximum amount or rate of the fee that may be charged for the service;
  3. A prohibition on charging fees for the service.

  Implementation of the legislation is scheduled for July 1, 2008. The fee list approved by the Supervisor of Banks will take effect on that date.

  The Bank cannot estimate the precise effect of the new legislation, as the proposed new fee list submitted by the Bank to the Bank of Israel has not yet been approved. However, the Board of Management of the Bank estimates that the Bank Group's income from fees may decrease by approximately NIS 350 million.

- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and his declaration that Isracard is the holder of a monopoly, see the section "Subsidiary and Affiliated Companies" below.

Outlook for development in the coming year

By the end of 2008, the Bank plans to open 10-15 "boutique" branches. The first such branch is scheduled to open in August 2008. The branches will be located in residential areas throughout Israel and will be targeted to the segment of middle-class customers with above-average income. Each of the "boutique" branches should serve 2,000-3,000 customers and will have 4-6 employees.

Legal proceedings

See Note 3 to the Condensed Financial Statements.

The Private Banking Segment

Net operating profit of the Private Banking Segment totaled NIS 88 million in the first three months of 2008, compared with NIS 110 million in the same period last year, a decrease of 20.0%, mainly stemming from an increase in segment's expenses, and was offset by an increase in the segment's income, which totaled NIS 742 million in the first three months of 2008, compared with NIS 665 million in the same period last year, an increase of 11.6%, due to an increase in financing income from consumer credit and an increase in operating income from credit cards in Israel. Likewise, an increase occurred in the segment's income abroad stemming from an increase in operating income from securities activity in Switzerland and profit from financing activity due to the appreciation of the Swiss franc exchange rate compared with the depreciation in the same period last year.

The provision for doubtful debts totaled NIS 5 million, compared with NIS 4 million in the same period last year.

The segment's expenses totaled NIS 595 million, compared with NIS 463 million in the same period last year, an increase of 28.5%. The increase resulted from the voluntary retirement program, effects of the wage agreement on provisions for benefits, a decrease in value of amounts allocated for severance compensation funds as a result of a decline in prices in the capital market. These increases were offset by a decrease in the provision for bonuses and the effect of the decline in the Bank's share price on expenses for phantom options.

The segment's results include profit from extraordinary transactions in the amount of NIS 127 million, reflecting the segment's share in profit from the sale of provident fund management rights.

Net profit of the Private Banking Segment totaled NIS 215 million, compared with NIS 110 million in the same period last year, an increase of 95.5%, which resulted mainly from profit from extraordinary transactions.

Credit to the public totaled NIS 25.4 billion on March 31, 2008, compared with NIS 24.9 billion at the end of 2007, an increase of 2.1%. The increase resulted from an increase in credit granted abroad.

Deposits from the public totaled NIS 115.0 billion on March 31, 2008, compared with NIS 115.8 billion at the end of 2007, a decrease of 0.7%, due to the erosion of the balance of foreign currency deposits as a result of changes in the exchange rates of foreign currencies.

The average balance of securities in custody increased by 11.5% to a total of NIS 79.3 billion, due to an increase in the volume of activity in this area.

Set out below are the condensed operating results of the Private Banking Segment:

	For the three months ended March 31, 2008						
	Activity in Israel				Activity abroad		
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Banking and financial services	Capital market[1]	Total
	NIS millions						
Profit from financing activities before provision for doubtful debts:							
- From externals	1,245	4	9	49	184	-	1,491
- Inter-segmental	(990)	-	-	(38)	(107)	-	(1,135)
Operating and other income:							
- From externals	71	61	177	5	48	69	431
- Inter-segmental	(7)	-	(36)	-	-	(2)	(45)
Total income	319	65	150	16	125	67	742
Provision for doubtful debts	2	-	-	3	-	-	5
Operating and other expenses:							
- From externals	295	42	91	8	96	52	584
- Inter-segmental	11	-	-	-	-	-	11
Operating profit before taxes	11	23	59	5	29	15	142
Provision for taxes on operating profit	4	9	24	2	8	6	53
Operating profit after taxes	7	14	35	3	21	9	89
Minority interests' share in (profits) losses of consolidated companies	(1)	-	-	-	-	-	(1)
Net operating profit	6	14	35	3	21	9	88
Profit from extraordinary transactions, after taxes[2]	-	-	127	-	-	-	127
Net profit	6	14	162	3	21	9	215
Return of operating profit on equity[3]	7.0%	42.4%	-	2.1%	14.2%	-	22.4%
Return on equity[3]	7.0%	42.4%	-	2.1%	14.2%	-	61.2%
Average balance of assets	5,691	2,719	-	7,215	13,742	-	29,367
Average balance of liabilities	85,597	2,626	-	-	26,786	-	115,009
Average balance of risk assets	5,196	2,250	-	6,160	9,457	-	23,063
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	41,274	-	-	2,883	44,157
Average balance of other assets under management	-	-	729	-	-	3,349	4,078
Average balance of securities in custody	-	-	52,749	-	-	26,546	79,295
Balance of credit to the public	5,956	2,455	-	7,273	9,695	-	25,379
Balance of deposits from the public	85,264	-	-	-	29,720	-	114,984

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.
(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Private Banking Segment (continued):

	For the three months ended March 31, 2007						
	Activity in Israel				Activity abroad		
	Banking and financial services	Credit cards	Capital market(1)	Housing finance	Banking and financial services	Capital market(1)	Total
	NIS millions						
Profit from financing activities before provision for doubtful debts:							
- From externals	(124)	5	7	49	(147)	-	(210)
- Inter-segmental	356	-	-	(41)	209	-	524
Operating and other income:							
- From externals	62	55	169	5	45	57	393
- Inter-segmental	(7)	-	(32)	-	-	(3)	(42)
Total income	287	60	144	13	107	54	665
Provision for doubtful debts	1	-	-	3	-	-	4
Operating and other expenses:							
- From externals	203	35	69	8	96	43	454
- Inter-segmental	9	-	-	-	-	-	9
Operating profit before taxes	74	25	75	2	11	11	198
Provision for taxes on operating profit	33	11	33	1	5	5	88
Net profit	41	14	42	1	6	6	110
Return of operating profit on equity(2)	67.2%	36.0%	-	1.0%	8.0%	-	43.5%
Return on equity(2)	67.2%	36.0%	-	1.0%	8.0%	-	43.5%
Average balance of assets	4,691	2,419	-	5,754	8,086	-	20,950
Average balance of liabilities	81,352	2,370	-	-	23,112	3,957	110,791
Average balance of risk assets	3,679	2,159	-	3,492	4,284	-	13,614
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	50,816	-	-	4,394	55,210
Average balance of other assets under management	-	-	361	-	-	3,324	3,685
Average balance of securities in custody	-	-	43,909	-	-	27,209	71,118
Balance of credit to the public on December 31, 2007	5,920	2,463	-	7,076	9,401	-	24,860
Balance of deposits from the public on December 31, 2007	85,652	-	-	-	30,175	-	115,827

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Restrictions and supervision of the segment's activity

- For details regarding the regulatory involvement in the area of banking fees, see the "Households Segment" section above.
- With regard to the involvement of the Antitrust Commissioner in the area of credit cards and the declaration of Isracard as a monopoly, see the "Subsidiary and Affiliated Companies" section below.

Outlook for development in the coming year

For details regarding the opening of "boutique" branches, see the "Households Segment" section above.

Legal proceedings

See Note 3 to the Condensed Financial Statements.

The Small Business Segment

Net operating profit of the Small Business Segment totaled NIS 44 million, compared with NIS 71 million in the same period last year, a decrease of 38.0%.

The segment's income totaled NIS 391 million in the first three months of 2008, compared with NIS 374 million in the same period last year, an increase of 4.5%.

The provision for doubtful debts totaled NIS 33 million in the first three months of 2008, compared with NIS 26 million in the same period last year.

The segment's expenses totaled NIS 285 million, compared with NIS 222 million in the same period last year, an increase of 28.4%, due to the voluntary retirement program, effects of the wage agreement on provisions for benefits and a decrease in value of amounts allocated for severance compensation funds as a result of a decline in prices in the capital market. These increases were offset by a decrease in the provision for bonuses and the effect of the decline in the Bank's share price on expenses for phantom options.

The segment's results include profit from extraordinary transactions in the amount of NIS 34 million, mainly reflecting the segment's share in profits from the sale of provident fund management rights.

Net profit of the Small Business Segment totaled NIS 78 million, compared with NIS 71 million in the same period last year, an increase of 9.9%.

Set out below are the condensed operating results of the Small Business Segment:

	For the three months ended March 31, 2008				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	**578**	**2**	**2**	**27**	**609**
- Inter-segmental	**(333)**	**-**	**-**	**(22)**	**(355)**
Operating and other income:					
- From externals	**107**	**24**	**17**	**2**	**150**
- Inter-segmental	**(9)**	**-**	**(4)**	**-**	**(13)**
Total income	**343**	**26**	**15**	**7**	**391**
Provision for doubtful debts	**32**	**-**	**-**	**1**	**33**
Operating and other expenses:					
- From externals	**241**	**16**	**13**	**3**	**273**
- Inter-segmental	**12**	**-**	**-**	**-**	**12**
Operating profit before taxes	**58**	**10**	**2**	**3**	**73**
Provision for taxes on operating profit	**23**	**4**	**1**	**1**	**29**
Net operating profit before taxes	**35**	**6**	**1**	**2**	**44**
Profit (loss) from extraordinary transactions, after taxes[2]	**-**	**-**	**34**	**-**	**34**
Net profit	**35**	**6**	**35**	**2**	**78**
Return of operating profit on equity[3]	**18.1%**	**57.3%**	**-**	**6.8%**	**18.9%**
Return on equity[3]	**18.1%**	**57.3%**	**-**	**6.8%**	**35.2%**
Average balance of assets	**16,900**	**984**	**-**	**3,349**	**21,233**
Average balance of liabilities	**18,274**	**1,050**	**-**	**-**	**19,324**
Average balance of risk assets	**14,853**	**900**	**-**	**1,565**	**17,318**
Average balance of provident fund, mutual fund, and advanced study fund assets	**-**	**-**	**5,138**	**-**	**5,138**
Average balance of other assets under management	**-**	**-**	**35**	**-**	**35**
Average balance of securities in custody	**-**	**-**	**5,841**	**-**	**5,841**
Balance of credit to the Public	**16,544**	**982**	**-**	**3,376**	**20,902**
Balance of deposits from the Public	**18,298**	**-**	**-**	**-**	**18,298**

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.
(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Small Business Segment (continued):

	For the three months ended March 31, 2007				
	Banking and financial services	Credit cards	Capital market[1]	Housing finance	Total
	NIS millions				
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	278	1	1	27	307
- Inter-segmental	(44)	-	-	(21)	(65)
Operating and other income:					
- From externals	102	22	18	2	144
- Inter-segmental	(9)	-	(3)	-	(12)
Total income	327	23	16	8	374
Provision for doubtful debts	24	-	-	2	26
Operating and other expenses:					
- From externals	187	14	7	3	211
- Inter-segmental	11	-	-	-	11
Operating profit before taxes	105	9	9	3	126
Provision for taxes on operating profit	46	4	4	1	55
Net profit	59	5	5	2	71
Return of operating profit on equity[2]	36.2%	42.9%	-	5.4%	33.9%
Net Return on equity[2]	36.2%	42.9%	-	5.4%	33.9%
Average balance of assets	15,234	865	-	2,955	19,054
Average balance of liabilities	16,563	948	-	-	17,511
Average balance of risk assets	11,834	864	-	1,794	14,492
Average balance of provident fund, mutual fund, and advanced study fund assets	-	-	8,485	-	8,485
Average balance of other assets under management	-	-	19	-	19
Average balance of securities in custody	-	-	6,602	-	6,602
Balance of credit to the Public at March 31, 2007	16,228	985	-	3,298	20,511
Balance of deposits from the Public at March 31, 2007	18,059	-	-	-	18,059

(1) Management fees for provident funds, distribution fees for mutual funds, and securities activity.
(2) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Restrictions and supervision of the segment's activity

- For details regarding regulatory involvement in the area of banking fees, see the "Households Segment" section above.

Legal proceedings

See Note 3 to the Condensed Financial Statements.

The Commercial Segment

Net operating loss of the Commercial Segment totaled NIS 33 million, compared with profit in the amount of NIS 30 million in the same period last year. The decrease mainly resulted from a loss in the segment's activity abroad (in Turkey), due to the sharp decrease in the exchange rate of the Turkish lira in the first quarter of 2008.

Net operating profit of the segment in Israel totaled NIS 23 million, compared with NIS 29 million in the same period last year, a decrease of 20.7%.

The segment's income totaled NIS 94 million in the first three months of 2008, compared with NIS 164 million in the same period last year, a decrease of 42.7%, which resulted from changes in the exchange rate, as explained above.

The segment's income from activity in Israel totaled NIS 155 million, compared with NIS 147 million in the same period last year.

The provision for doubtful debts in the first three months of 2008 totaled NIS 34 million, compared with NIS 32 million in the same period last year.

The segment's results include profit from extraordinary transactions in the amount of NIS 8 million, reflecting the segment's share in profits from the sale of provident funds.

The loss of the Commercial Segment totaled NIS 25 million, compared with profit of NIS 30 million in the same period last year.

Credit to the public totaled NIS 20.0 billion on March 31, 2008, compared with NIS 18.8 billion at the end of 2007, an increase of 6.5%.

Deposits from the public totaled NIS 8.4 billion on March 31, 2008, compared with NIS 8.3 billion at the end of 2007, an increase of 2.1%.

Set out below are the condensed operating results of the Commercial Segment:

	For the three months ended March 31, 2008				
	Activity in Israel		Activity abroad		
	Banking and financial services(1)	Construction and real estate	Banking and financial services(1)	Construction and real estate	Total
	NIS millions				
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	242	47	45	10	344
- Inter-segmental	(159)	(10)	(104)	(18)	(291)
Operating and other income:					
- From externals	32	10	5	1	48
- Inter-segmental	(7)	-	-	-	(7)
Total income	108	47	(54)	(7)	94
Provision for doubtful debts	24	9	-	1	34
Operating and other expenses:					
- From externals	61	8	14	1	84
- Inter-segmental	15	-	-	-	15
Operating profit (loss) before taxes	8	30	(68)	(9)	(39)
Provision for taxes on operating profit	3	12	7	3	25
Operating profit (loss) after taxes	5	18	(75)	(12)	(64)
Minority interests' share in (profits) losses of consolidated companies	-	-	28	3	31
Net operating profit (loss)	5	18	(47)	(9)	(33)
Profit (loss) from extraordinary transactions, after taxes(2)	8	-	-	-	8
Net profit (loss)	13	18	(47)	(9)	(25)
Return of operating profit on equity	2.7%	24.6%	(88.7%)	(97.4%)	(12.7%)
Return on equity	2.7%	24.6%	(88.7%)	(97.4%)	(9.7%)
Average balance of assets	12,406	5,007	1,516	229	19,158
Average balance of liabilities	6,786	1,155	197	46	8,184
Average balance of risk assets	10,800	4,290	1,695	232	17,017
Average balance of provident fund, mutual fund, and advanced study fund assets	3,238	-	-	-	3,238
Average balance of other assets under management	144	-	-	-	144
Average balance of securities in custody	4,845	-	-	-	4,845
Balance of credit to the public	13,305	4,589	1,814	294	20,002
Balance of deposits from the public	7,281	1,159	-	-	8,440

(1) Includes activity in the area of credit cards and the capital market.

(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.

Set out below are the condensed operating results of the Commercial Segment (continued):

	For the three months ended March 31, 2007				
	Activity in Israel		Activity abroad		
	Banking and financial services(1)	Construction and real estate	Banking and financial services(1)	Construction and real estate	Total
	NIS millions				
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	133	41	29	1	204
- Inter-segmental	(54)	(6)	(16)	-	(76)
Operating and other income:					
- From externals	33	6	3	-	42
- Inter-segmental	(6)	-	-	-	(6)
Total income	106	41	16	1	164
Provision for doubtful debts	22	8	2	-	32
Operating and other expenses:					
- From externals	45	7	10	-	62
- Inter-segmental	13	-	-	-	13
Operating profit (loss) before taxes	26	26	4	1	57
Provision for taxes on operating profit	11	12	2	-	25
Operating profit (loss) after taxes	15	14	2	1	32
Minority interests' share in (profits) losses of consolidated companies			(2)		(2)
Net profit	15	14	-	1	30
Return of operating profit on equity	7.0%	69.7%	-	216.0%	14.1%
Return on equity	7.0%	69.7%	-	216.0%	14.1%
Average balance of assets	10,734	3,899	827	53	15,513
Average balance of liabilities	6,276	690	-	-	6,966
Average balance of risk assets	10,395	3,814	761	49	15,019
Average balance of provident fund, mutual fund, and advanced study fund assets	3,793	176	-	-	3,969
Average balance of other assets under management	8	-	-	-	8
Average balance of securities in custody	3,928	387	-	-	4,315
Balance of credit to the public on December 31, 2007	12,232	4,589	1,768	202	18,791
Balance of deposits from the public on December 31, 2007	7,107	1,159	-	-	8,266

(1) Includes activity in the area of credit cards and the capital market.

Restrictions and supervision of the segment's activity

- For details regarding regulatory intervention in the area of banking fees, see the "Households Segment" section above.

Legal proceedings

See Note 3 to the Condensed Financial Statements.

The Corporate Segment

Structure of the Segment

General

The Corporate Segment specializes in the provision of financial services to large corporations in Israel and abroad.

The operations of the Bank's Corporate Segment are influenced by the growth rate and level of demand in the economy, the global level of demand, developments in the local construction industry, and developments in interest rates.

Corporate Segment activity abroad includes the granting of credit to local and foreign borrowers, principally by means of purchasing participations in credit consortiums coordinated by leading banks abroad, mainly to borrowers rated Investment Grade by international rating agencies. The segment is also engaged in the granting of credit to borrowers with an Israeli affinity and in investment in bonds.

Changes in the segment's volume of activity and net profit

Net profit of the Corporate Segment totaled NIS 133 million, compared with NIS 300 million in the same period last year, a decrease of 55.7%.

Net profit was influenced by two trends: First, profit of the Corporate Segment in Israel totaled NIS 347 million, compared with NIS 263 million in the same period last year, an increase of 31.9%. The improvement resulted from an increase in financing profit as well as a decrease in the provision for doubtful debts.

On the other hand, the segment's activity abroad recorded a loss in the amount of NIS 214 million, compared with a profit of NIS 37 million in the same period last year. The loss resulted from the decrease in profitability of the Bank's branches in the United States and in England, as a result of a loss in the amount of approximately NIS 367 million in respect of SIV-type asset-backed securities, as described in the section "Activity of the Bank Group in Asset-Backed Securities."

The segment's income totaled NIS 332 million in the first three months of 2008, compared with NIS 757 million in the same period last year, a decrease of 56.1%. A loss was recorded in respect of the segment's activity abroad, mainly due to a decline in value of an other than temporary nature recorded in respect of asset-backed securities. On the other hand, in the segment's activity in Israel, financing income increased significantly, due to factors including the collection of debts for which financing income was not recorded in the past. Operating income decreased, since in the same period last year, dividend income was recorded for shares held in receivership, which, based on the directives of the Supervisor of Banks, are included in the Bank's securities portfolio, and offset the increase in income.

The provision for doubtful debts decreased by NIS 76 million in the first three months of 2008, compared with an increase in the amount of NIS 79 million in the same period last year. The decrease resulted from collection of debt which was written-off in previous years and from the continued improvement in the repayment capability of borrowers, mainly in the construction and real-estate sector and agriculture sector.

Credit to the public totaled NIS 97.5 billion on March 31, 2008, compared with NIS 95.3 billion at the end of 2007, an increase of 2.3%.

Deposits from the public totaled NIS 41.7 billion on March 31, 2008, compared with NIS 36.1 billion at the end of 2007, an increase of 15.5%.

Set out below are the condensed operating results of the Corporate Segment:

	For the three months ended March 31, 2008				
	Activity in Israel		Activity abroad		
	Banking and financial services(1)	Construction and real estate	Banking and financial services(1)	Construction and real estate	Total
	NIS millions				
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	**49**	**278**	**(183)**	**4**	**148**
- Inter-segmental	**333**	**(128)**	**(140)**	**7**	**72**
Operating and other income:					
- From externals	**96**	**10**	**24**	**-**	**130**
- Inter-segmental	**(17)**	**(1)**	**-**	**-**	**(18)**
Total income (loss)	**461**	**159**	**(299)**	**11**	**332**
Provision for doubtful debts	**(87)**	**10**	**1**	**-**	**(76)**
Operating and other expenses:					
- From externals	**103**	**17**	**46**	**5**	**171**
- Inter-segmental	**23**	**3**	**-**	**-**	**26**
Operating profit (loss) before taxes	**422**	**129**	**(346)**	**6**	**211**
Provision for taxes on operating profit	**169**	**52**	**(129)**	**3**	**95**
Net operating profit (loss)	**253**	**77**	**(217)**	**3**	**116**
Profit from extraordinary transactions, after taxes(2)	**17**	**-**	**-**	**-**	**17**
Net profit (loss)	**270**	**77**	**(217)**	**3**	**133**
Return of operating profit on equity(3)	**36.9%**	**20.7%**	**(60.1%)**	**6.3%**	**8.3%**
Return on equity(3)	**36.9%**	**20.7%**	**(60.1%)**	**6.3%**	**9.5%**
Average balance of assets	**53,708**	**29,245**	**13,792**	**2,469**	**99,214**
Average balance of liabilities	**31,850**	**5,925**	**4,058**	**148**	**41,981**
Average balance of risk assets	**56,335**	**22,266**	**16,109**	**2,970**	**97,680**
Average balance of provident fund, mutual fund, and advanced study fund assets	**10,515**	**-**	**-**	**-**	**10,515**
Average balance of other assets under management	**10,599**	**-**	**-**	**-**	**10,599**
Average balance of securities in custody	**296,012**	**-**	**-**	**-**	**296,012**
Balance of credit to the public	**55,752**	**28,202**	**10,885**	**2,617**	**97,456**
Balance of deposits from the public	**31,215**	**5,684**	**4,619**	**218**	**41,736**

(1) Includes activity in the areas of credit cards and the capital market.
(2) In accordance with the Bank of Israel's directives, the segment's results under this item include the results of the sale of companies and other assets attributed to the segment's customers. This item includes the segment's profit from the sale of provident funds.
(3) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Set out below are the condensed operating results of the Corporate Segment (continued):

	For the three months ended March 31, 2007				
	Activity in Israel		Activity abroad		
	Banking and financial services[1]	Construction and real estate	Banking and financial services[1]	Construction and real estate	Total
	NIS millions				
Profit (loss) from financing activities before provision for doubtful debts:					
- From externals	362	239	206	(3)	804
- Inter-segmental	(42)	(110)	(129)	14	(267)
Operating and other income:					
- From externals	211	6	14	-	231
- Inter-segmental	(11)	-	-	-	(11)
Total income	520	135	91	11	757
Provision for doubtful debts	43	36	-	-	79
Operating and other expenses:					
- From externals	68	16	41	4	129
- Inter-segmental	21	3	-	-	24
Operating profit before taxes	388	80	50	7	525
Provision for taxes on operating profit	170	35	18	2	225
Net profit	218	45	32	5	300
Return of operating profit on equity[2]	30.1%	9.8%	13.1%	17.9%	21.1%
Return on equity[2]	30.1%	9.8%	13.1%	17.9%	21.1%
Average balance of assets	55,321	24,490	14,323	1,766	95,900
Average balance of liabilities	27,281	2,991	3,259	55	33,586
Average balance of risk assets	54,606	24,857	14,285	1,669	95,417
Average balance of provident fund, mutual fund, and advanced study fund assets	14,983	-	-	-	14,983
Average balance of other assets under management	14,973	-	-	-	14,973
Average balance of securities in custody	256,071	-	-	-	256,071
Balance of credit to the public on December 31, 2007	53,605	28,202	10,972	2,491	95,270
Balance of deposits from the public on December 31, 2007	26,628	5,684	3,669	148	36,129

(1) Includes activity in the areas of credit cards and the capital market.
(2) In activities to which risk-weighted assets cannot be attributed, return on equity was not calculated.

Restrictions and supervision of the segment's activity

- For details regarding regulatory intervention in the area of banking fees, see the "Households Segment" section above.

Legal proceedings

See Note 3 to the Condensed Financial Statements.

The Financial Management Segment

General

The activity of this segment includes the management of the Bank's proprietary portfolio (i.e., the Bank's activity on its own behalf, through investments in bonds, deposits with banks, bond issues, transactions in derivative financial instruments, and more), management of market and liquidity exposures resulting from Bank customers' business in the course of trading activity, and support for the development and pricing of sophisticated financial products. This segment's activity also includes the activity of the dealing rooms in financial instruments in foreign and local currency.

Market risk is the risk to the Group's income and capital resulting from changes in prices and rates in the financial markets, primarily the following:

Interest-rate risk - the risk to capital and income (including future income) that may result from changes in interest rates in the various currencies and sectors (unlinked and CPI-linked).

Inflation risk / exchange-rate risk - the risk to capital and income (including future income) that may result from the effect of changes in the Consumer Price Index and in exchange rates on linkage-base exposure (the exposure of financial capital to the three linkage sectors: unlinked shekel, CPI-linked shekel, and foreign currency), and on exposures arising from trading activity.

Liquidity risk - the risk to income and capital that may result from an inability to supply liquidity needs, i.e. a decision by customers to withdraw funds from the Bank in an unforeseen amount. In exceptional supply and demand situations, larger costs may arise from unplanned fund raising.

Products and areas of activity

The Financial Management Segment is characterized by continual innovation. A series of complex products have been added to the product range in Israel in recent years, including exotic options and derivatives, credit derivatives, and sophisticated interest-rate products. In addition, structured products that include a deposit or bond for which the interest rate is determined by the terms of a derivative of some kind embedded within the debt instrument have been used increasingly in recent years.

Segments activity includes, among other activities, investments in asset-backed securities. On May 20, 2008 the bank sold its entire Mortgage-Backed Securities portfolio held in the New York branch (for details, see the section "Activity of the Bank Group in Asset-Backed Securities").

The Bank provides comprehensive hedging and investment services to its customers through its dealing rooms. The dealing room in Tel Aviv provides customers with services related to the various financial instruments (spots, forwards, options, exotic options, swaps, and structured products) and various underlying assets (foreign-currency/foreign-currency and foreign-currency/shekel exchange rates, shekel interest rates, Consumer Price Index, stock and commodity indices, etc.). The Bank serves as one of the market makers in Shahar government-bond futures. In this activity, the dealing room also serves as a market maker, while the Customer Desk quotes prices and executes transactions with the Bank's customers.

The dealing room is a market maker in most of the products in which it has activity; in other words, the Bank acts as a party to the transaction with the customer, rather than as an intermediary between the customer and a third party.

Awareness of the activities offered by the dealing room has grown steadily in recent years, among customers seeking hedging transactions as well as investors. This increase has also led to demand for a broader range of products at a higher level of sophistication.

In response to these needs, and in order to preserve the Bank's standing as a leader and innovator, the dealing room continues to develop financial instruments for its customers.

The dealing room has also substantially expanded its market-making activity in "exotic" options (such as options with terms including various conditions that can influence the value of the options). The dealing room carries out marketing activity directed to foreign financial institutions, which has led to a significant increase in volumes of activity with these customers, in the range of products in which the Bank serves as a market maker.
Also included are the results of investments in shares and in equity-basis investees.

Changes in the segment's volume of activity and net profit

Net loss of the segment totaled NIS 2,262 million in the first three months of 2008, compared with profit in the amount of NIS 75 million in the same period last year.

The loss in the Financial Management Segment resulted mainly from the losses of the Bank's offices abroad in MBS-type asset-backed securities, losses from CDO instruments and losses with respect to the credit-derivative portfolio at the New York branch. In addition, there was a decline as a result of the measurement of profit and loss in derivative instruments on a fair-value basis, in contrast to the measurement of the results of balance-sheet financial activity on an accrual basis. The decrease was offset by an increase in financing income on financial capital, mainly as a result of a 0.4% increase in the known CPI, compared with a decrease of 0.4% in the same period last year.

Operating and other income decreased as a result of losses from investments in shares, net, in the amount of NIS 3 million, compared with income of NIS 6 million in the same period last year.

In the operating results of equity-basis investees a profit of NIS 7 million was recorded in the first three months of 2008, compared with NIS 84 million in the same period last year. The decrease resulted from the fact that in the same period last year, the majority of the contribution to profit stemmed from Clal Insurance Enterprises Holdings, which contributed NIS 70 million. The large contribution resulted from profits from the flotation of a subsidiary and from the effect of a change in the treatment of special risks reserves by insurance companies.

In the same period last year, the segment's results included a net loss from extraordinary transactions after taxes in the amount of NIS 10 million, mainly from expenses recorded for deferred taxes related to the expected realization of Bank Yahav.

The Bank Group's investment in equity-basis investee companies totaled NIS 677 million on March 31, 2008, compared with NIS 766 million on December 31, 2007.

Others and Adjustments

This section includes all other activities of the Bank Group, each of which does not form a reportable segment under the Supervisor of Banks' directives.

These activities mainly include investment banking, trust activity, credit-card activity, and capital-market activity not attributed to the banking segments. In addition, this activity includes adjustment of intersegmental activities.

Net profit of this section totaled NIS 32 million in the first quarter of 2008, compared with profit in the amount of NIS 14 million in the same period last year. The increase in profit in this segment results from an increase in the net profit from incoming tourism credit card activity compared with the same period last year.

Profit from extraordinary transactions attributed to this section totaled NIS 1 million, compared with a loss of NIS 4 million in the same period last year.

Activity in Products

A. Set out below is the distribution of the results of credit-card operations by segments of activity:

	For the three months ended March 31, 2008						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Activity of customers of banks outside the Group and incoming tourism	Total
	NIS millions						
Profit from financing activity	**10**	**4**	**2**	**-**	**-**	**9**	**25**
Operating and other income	**151**	**61**	**24**	**3**	**3**	**86**	**328**
Operating and other expenses	**113**	**42**	**16**	**2**	**1**	**77**	**251**
Operating profit before taxes	**48**	**23**	**10**	**1**	**2**	**18**	**102**
Provision for taxes on operating profit	**19**	**9**	**4**	**-**	**1**	**7**	**40**
Operating profit after taxes	**29**	**14**	**6**	**1**	**1**	**11**	**62**
Minority interests' share in profits of consolidated companies	**(4)**	**-**	**-**	**-**	**-**	**-**	**(4)**
Net profit	**25**	**14**	**6**	**1**	**1**	**11**	**58**
Average balances:							
Average balance of assets	**6,489**	**2,719**	**984**	**98**	**196**	**-**	**10,486**
Average balance of liabilities	**6,511**	**2,626**	**1,050**	**105**	**209**	**-**	**10,501**
Average balance of risk assets	**5,581**	**2,250**	**900**	**90**	**180**	**-**	**9,001**

	For the three months ended March 31, 2007*						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Activity of customers of banks outside the Group and incoming tourism	Total
	NIS millions						
Profit from financing activity	10	5	1	-	-	7	23
Operating and other income	137	55	22	2	2	83	301
Operating and other expenses	99	35	14	1	1	76	226
Operating profit before taxes	48	25	9	1	1	14	98
Provision for taxes on operating profit	21	11	4	-	-	6	42
Operating profit after taxes	27	14	5	1	1	8	56
Minority interests' share in profits of consolidated companies	(4)	-	-	-	-	-	(4)
Net profit	23	14	5	1	1	8	52
Average balances:							
Average balance of assets	5,747	2,419	865	86	172	-	9,289
Average balance of liabilities	5,877	2,370	948	95	189	-	9,479
Average balance of risk assets	5,354	2,159	864	86	173	-	8,636

* Restated due to change in cost-allocation model for credit card activity.

B. Set out below is the distribution of the results of capital-market activity by segments of activity:

	For the three months ended March 31, 2008						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit (loss) from financing activity before provision for doubtful debts	2	9	2	-	11	1	25
Operating and other income:							
- From externals	43	246	17	4	68	33	411
- Inter-segmental	(4)	(38)	(4)	(1)	(10)	57	-
Total income	41	217	15	3	69	91	436
Operating and other expenses	35	143	13	-	41	92	324
Operating profit before taxes	6	74	2	3	28	(1)	112
Provision for taxes on operating profit	2	30	1	1	10	-	44
Operating profit after taxes	4	44	1	2	18	(1)	68
Minority interests' share in profits of consolidated companies	(1)	-	-	-	-	-	(1)
Operating profit	3	44	1	2	18	(1)	67
Net profit from extraordinary transactions, after taxes	251	127	34	8	17	-	437
Net profit	254	171	35	10	35	(1)	504
Average balances:							
Average balance of provident fund, mutual fund, and advanced study fund assets	22,095	44,157	5,138	3,238	10,515	57,812	142,955
Average balance of other assets under management	6,177	4,078	35	143	10,599	-	21,032
Average balance of securities in custody	7,786	79,295	5,841	4,845	296,012	28,577	422,356

B. Set out below is the distribution of the results of capital-market activity in Israel by segments of activity (continued):

	For the three months ended March 31, 2007						
	Households Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Others	Total
	NIS millions						
Profit (loss) from financing activity before provision for doubtful debts	-	7	1	-	17	5	30
Operating and other income:							
- From externals	57	226	18	5	45	54	405
- Inter-segmental	(4)	(35)	(3)	(1)	(7)	50	-
Total income	53	198	16	4	55	109	435
Operating and other expenses	27	112	7	-	38	107	291
Operating profit before taxes	26	86	9	4	17	2	144
Provision for taxes on operating profit	11	38	4	2	7	1	63
Operating profit after taxes	15	48	5	2	10	1	81
Minority interests' share in profits of consolidated companies	(6)	-	-	-	-	-	(6)
Net profit	9	48	5	2	10	1	75
Average balances:							
Average balance of provident fund, mutual fund, and advanced study fund assets	27,958	55,210	8,485	3,969	14,983	30,623	141,228
Average balance of other assets under management	4,752	3,685	19	8	14,973	-	23,437
Average balance of securities in custody	8,112	71,118	6,602	4,315	256,070	20,323	366,540

Subsidiary and Affiliated Companies

The Bank Group operates through banking and non-banking subsidiary companies in Israel and abroad. The Group also has investments in various economic sectors, mainly in Israel, through equity-basis investees.

The contribution of subsidiary and affiliated companies to the Bank's net operating profit was negative in the first three months of 2008 and amounted to a loss of NIS 121 million, compared with profit in the amount of NIS 221 million in the same period last year, the difference mainly as a result of the effects of changes in the exchange rate of the shekel against foreign currencies.

The Bank's investment in subsidiary and affiliated companies totaled NIS 13.4 billion on March 31, 2008, compared with NIS 14.1 billion at the end of 2007.

Banking Subsidiaries in Israel (Bank Massad and Bank Yahav) contributed a total of NIS 6 million to the Bank's net operating profit, compared with NIS 7 million in the same period last year. The Bank's return on its investments in banking subsidiaries in Israel reached 5.8% in the first three months of 2008, compared with 7.9% in the same period last year.

The Bank's investment in banking subsidiaries in Israel totaled NIS 486 million on March 31, 2008, compared with NIS 422 million at the end of 2007.

The following is a review of the activities of the principal companies:

Bank Massad - Specializes in providing services to employees of the education sector, other salaried employees, and owners of small businesses.

In September 2007, the Bank signed an agreement with First International Bank of Israel Ltd. for the sale of the Bank's full holdings in Bank Massad, comprising 51% of the share capital of Bank Massad, in consideration for a total of NIS 236 million. On May 14, 2008 the sale of Bank Massad was completed. The Bank will record a net profit from extraordinary activities of NIS 48 million in its financial statements as at June 30, 2008.

According to the sales agreement, Bank Massad will continue to receive computer services from the Bank, according to the terms currently prevailing between the Bank and Bank Massad, for a period of three years from the date of completion of the transaction.

Bank Massad's net profit totaled NIS 8 million in the first quarter of 2008, similar to the same period last year. Net return on equity amounted to 10.1%, compared with 12.3% in the same period last year.

Bank Massad's contribution to the Bank's net operating profit totaled NIS 2 million, compared with NIS 4 million in the same period last year.

The Bank's investment in Bank Massad totaled NIS 156 million on March 31, 2008.

Bank Yahav - A bank specializing in the provision of services to civil servants and to employees of government companies and corporations.

In September 2007, the Bank signed an agreement with Mizrahi-Tefahot Bank Ltd. (hereinafter: "Mizrahi Bank") for the sale of the Bank's full holdings in Bank Yahav, comprising 50% of the issued share capital of Bank Yahav, and the related rights (the "Shares Sold"). According to the original agreement, the completion date was to be determined by the parties, but not later than December 27, 2007.

On November 13, 2007, the sale agreement was amended to state that the consideration for the Bank's holdings in Bank Yahav would be in a fixed amount of NIS 371 million. In addition, the Bank will be entitled to receive its proportional share of the profit from the sale of provident funds under the ownership or management of Bank Yahav.

It was further agreed that the completion date of the sale transaction would be postponed to March 27, 2008, and that if the sale of Yahav's provident funds is not completed by that date, the completion date will be postponed to June 27, 2008.

Completion of the transaction is contingent upon several suspending conditions, including the receipt of the regulatory approvals required by law.

Upon completion of the transaction, the Bank is expected to record profit in its financial statements in the amount of NIS 48 million, based on the capital of Bank Yahav as at the end of March 2008, as well as its share of the profit from sales of provident funds, as noted above.

It has also been agreed that Bank Yahav will continue to receive computer services from the Bank, on the terms presently prevailing between the Bank and Bank Yahav, for a period of three years from the date of completion of the transaction.

Net profit of Bank Yahav totaled NIS 107 million, including a profit from extraordinary transactions of NIS 96 million derived from the sale of provident fund management rights, compared with NIS 14 million in the same period last year. Net return on equity amounted to 124.5%, compared with 11.3% in the same period last year.

Net return on equity, excluding the sale of provident funds managment rights, amounted to 9.6%, compared with 11.3% in the same period last year.

Bank Yahav's contribution to the Bank's net operating profit amounted to NIS 4 million, compared with NIS 3 million in the same period last year.

Bank Yahav's contribution to the net profit from extraordinary transactions of the Bank in the first quarter of 2008 totaled NIS 30 million.

The Bank's investment in Bank Yahav totaled NIS 330 million on March 31, 2008.

Subsidiaries abroad constitute part of the Bank's international activity. The subsidiaries abroad are Bank Hapoalim (Switzerland) Ltd., Banque Hapoalim (Luxembourg) S.A., Bank Hapoalim (Cayman) Ltd., Hapoalim (Latin America) S.A., Poalim Asset Management, Hapoalim Securities U.S.A. Inc., Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi, and JSC Demir Kazakhstan Bank.

The subsidiaries abroad ended the first three months of 2008 with a profit of NIS 34 million, compared with a profit of NIS 72 million in the same period last year (on the basis of their foreign-currency statements of profit and loss, converted into shekels according to the exchange rate on the report date).

The contribution of the subsidiaries abroad to the Bank's net operating profit was negative and amounted to a loss of NIS 214 million in the first three months of 2008, compared with a profit in the amount of NIS 33 million in the same period last year, the difference mainly resulting from the effects of changes in the shekel exchange rate against the various currencies.

The Bank's investment in subsidiaries abroad totaled NIS 4.3 billion on March 31, 2008.

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - Mainly engages in the provision of private-banking services to international customers.
Net profit of Hapoalim Switzerland, according to its financial statements, totaled CHF 8 million in the first three months of 2008, compared with CHF 9 million in the same period last year.
Hapoalim Switzerland's contribution to the Bank's net operating profit totaled NIS 68 million, compared with NIS 13 million in the same period last year. The difference in the contribution resulted from changes in the exchange rate of the Swiss franc against the shekel.
The Bank's investment in Hapoalim Switzerland totaled NIS 1.1 billion on March 31, 2008.

Banque Hapoalim (Luxembourg) S.A. (hereinafter: "Hapoalim Luxembourg") - Engages in financial and banking activity in and outside of Luxembourg. Hapoalim Luxembourg participates in the granting of loans via international syndicates, as well as granting loans to Israeli customers.
Hapoalim Luxembourg made a negative contribution amounting to a loss of NIS 17 million in the first three months of 2008, compared with a negative contribution in the amount of NIS 1 million in the same period last year, mainly as a result of losses from investments in asset-backed securities.
The Bank's investment in Hapoalim Luxembourg totaled NIS 45 million on March 31, 2008.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif") - A bank incorporated and operating in Turkey, specializing in corporate and investment banking. In March 2008, Bank Pozitif decided to increase its capital by TRY 79 million (approximately USD 59 million). The increase in capital was carried out through an investment of the said amount by the Bank against an allocation of shares. Subsequently, the Bank's holdings in Bank Pozitif increased to 65%.
JSC Demir Kazakhstan Bank (hereinafter: "DKB") - Engaged in the provision of banking services to business and private customers. Bank Pozitif, which holds full ownership of the company, plans to develop DKB and its activity while building advanced banking capabilities, including expansion of the network of branches and enlargement of the customer base.
The reported net profit of the Bank Pozitif Group, according to its financial statements, totaled TRY 7.7 million (approximately USD 6 million) in the first three months of 2008, compared with TRY 7.1 million (approximately USD 5 million) in the same period last year.
The contribution of the Bank Pozitif Group to the Bank's net operating profit was negative and amounted to a loss of NIS 99 million, compared with profit in the amount of NIS 20 million in the same period last year, as a result of a significant appreciation of the shekel against the Turkish lira.
The Bank's investment in the Bank Pozitif Group totaled NIS 826 million on March 31, 2008.
For further details, see the section "International Activity" below.
Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents. Cayman's assets include an investment in a wholly owned subsidiary, Hapoalim (Latin America) S.A.
The contribution of Cayman to the Bank's net operating profit in the first quarter of 2008 was negative and amounted to a loss of NIS 14 million. In the same period last year, Cayman made no contribution to the Bank's net operating profit. The differences resulted from changes in the shekel exchange rate against the dollar.
The Bank's investment in Cayman totaled NIS 188 million on March 31, 2008.

Poalim Asset Management (hereinafter: "PAM") - Global asset management companies. The companies develop complex new products for global private banking customers, in cooperation with the worldwide Frank Russell Company and with other leading bodies.

Net profit of PAM, according to its financial statements, totaled GBP 1 million in the first three months of 2008, similar to the same period last year.

The contribution of PAM to the Bank's net operating profit was negative and amounted to a loss of NIS 6 million, compared with profit in the amount of NIS 7 million in the same period last year. The difference resulted from changes in the exchange rate of the British pound against the shekel.

The Bank's investment in PAM totaled NIS 137 million on March 31, 2008.

Hapoalim Securities U.S.A. Inc. (hereinafter: "Hapoalim Securities") - A broker-dealer registered and operating in the United States.

Net profit of Hapoalim Securities, according to its financial statements, totaled USD 0.2 million in the first three months of 2008, compared with USD 2 million in the same period last year. The decrease mainly resulted from the inclusion of income from deferred tax in the same period last year.

The contribution of Hapoalim Securities to the Bank's net operating profit in the first three months of 2008 was negative and amounted to a loss of NIS 8 million, compared with a profit in the amount of NIS 6 million in the same period last year. The difference resulted from changes in the shekel exchange rate against the dollar.

The Bank's investment in Hapoalim Securities totaled NIS 81 million on March 31, 2008.

With regard to the granting of FHC (Financial Holding Company) status to the Bank, see the section "The Bank's Activity in the United States."

Other Consolidated Companies

The Bank has non-banking subsidiaries engaged in financial activities. The main areas of these companies' activity are the marketing and operation of credit-card systems, trust activity, captive reinsurance of the Group's companies, issuing and finance, investment-banking services, research and valuation studies, and financial consulting.

Isracard, Europay (Eurocard) Israel, Poalim Express and Aminit - The majority of the Bank Group's activity involving the use of credit cards in Israel and abroad is conducted via these companies. The companies operate payment systems under a single administrative and operational umbrella - the "Isracard Group."

Isracard Ltd. (hereinafter: "Isracard" or the "Company") issues, clears, and operates Isracard credit cards (a private brand owned by the Company), issued for use in Israel only. It also issues credit cards jointly with Europay (Eurocard) Israel Ltd. ("Europay") that combine the Isracard and MasterCard brands ("MasterCard cards"). In addition, the Company clears transactions in MasterCard cards issued in Israel, including MasterCard cards issued by other local issuers and executed with businesses with which it has agreements, and transactions executed in Israel with the aforesaid businesses using cards issued abroad and paid to the businesses in Israeli currency. Transactions using MasterCard cards issued abroad, executed in Israel with businesses with which Europay has agreements and paid to the businesses in foreign currency, are cleared by Europay. MasterCard cards are issued and cleared under a license from MasterCard International Incorporated. Isracard also issues, clears, and operates various additional products, such as gas-station cards and gift cards.

Isracard and Europay issue bank cards as well as non-bank cards.

Cards issued by Isracard and Europay are distributed to owners of accounts at banks with which the companies have agreements. The Company also recruits customers and distributes cards through various other channels.

The range of different types of credit cards issued by Isracard includes cards issued jointly with organizations and clubs and with consumer, professional, and other entities, such as Ashmoret cards for members of the Israel Teachers Union, HOT cards for members of the Union of Practical Engineers and Technicians in Israel, Hever membership cards for career military personnel, credit cards for members of the Israel Bar Association, and a range of other collaborations with various consumer clubs.

Isracard issues cards that provide revolving credit (under the brand name More), allowing customers to determine the terms of repayment within the offered plan. Isracard also operates various credit programs under the Isracredit plan and provides general-purpose loans based on credit-card credit lines.

Isracard issues, under the MasterCard brand, World Signia cards, a prestigious brand with many high-quality benefits targeted to premium customers of banks.

The credit cards serve customers in various sectors, including private customers, corporate employees, corporate purchasing, and B2B (business-to-business payment transfers).

Isracard operates loyalty programs for cardholders and conducts large-scale marketing campaigns, including joint campaigns with leading entities in various sectors.

Isracard and Europay have clearing agreements with businesses in a variety of industries. In addition to clearing services, they offer the businesses a range of marketing, financial, and operational services.

The number of Isracard and MasterCard cards issued by the Isracard Group as at March 31, 2008 is 2.5 million, similar to the number of cards on December 31, 2007.

In the first three months of 2008, the volume of activity in Isracard and MasterCard cards reached NIS 16.3 billion, compared with NIS 14.6 billion in the same period last year.

Poalim Express - Issues, clears, and operates American Express credit cards issued for use in Israel and abroad.

Poalim Express issues bank cards as well as non-bank cards. Bank cards issued by Poalim Express are distributed to owners of accounts at banks with which Poalim Express has agreements. Poalim Express also recruits customers and distributes cards through various other channels, including contractual engagements with organizations and clubs.

Poalim Express issues a range of credit cards targeted to specific population segments, including Business cards for business customers, Platinum cards, and Centurion cards for high-net-worth customers.

Poalim Express operates a loyalty program for cardholders and conducts marketing campaigns, including joint campaigns with various entities.

Poalim Express has clearing agreements with businesses in a variety of industries. In addition to clearing services, it offers the businesses a range of marketing, financial, and operational services.

The number of American Express cards issued by Poalim Express as at March 31, 2008 is 229,000, compared with 223,000 cards at the end of 2007.

In the first three months of 2008, the volume of activity in American Express cards reached NIS 1.8 billion, compared with NIS 1.6 billion in the same period last year.

Within the Isracard Group, Aminit issues and, clears Visa brand credit cards issued for use in Israel and abroad.
Cards issued by Aminit are distributed to owners of accounts at banks with which Aminit has agreements.
The number of Visa cards issued by Aminit as at March 31, 2008 is 32,000, compared with 30,000 cards at the end of 2007.

On March 9, 2007, a memorandum of understanding was signed between the Bank and The Phoenix Holdings Ltd., according to which The Phoenix will acquire 25% of the total issued share capital of Isracard and Europay from the Bank.
The consideration to be paid by The Phoenix for the aforesaid holdings in the companies will be calculated based on an aggregate value of NIS 2.55 billion for the companies, adjusted for dividend distribution.
Execution of the transaction is subject to due diligence and various regulatory approvals. The Antitrust Commissioner has notified the Bank that in her opinion, the acquisition of holdings in Isracard and Europay by The Phoenix or any other cooperation between these companies may impair competition in the area of credit; she therefore requested details regarding the contractual engagement of the Bank and/or Isracard with The Phoenix. The Bank, Isracard, and Europay have provided the Antitrust Commissioner with the requested information.
In addition, the Bank has received a copy of a notice sent to The Phoenix by the Head of the Brokers and Advisors Department in the Capital Market, Insurance, and Savings Division at the Ministry of Finance, according to which the Division intends to examine the purchase transaction. This notice expresses the position that the purchase "is incompatible with the recommendations of the Bachar Committee for change in the structure of the capital market in Israel" and that "the joint ownership in Isracard and Europay will not allow the Bank to serve as an objective pension advisor, especially with regard to The Phoenix Group's products. This issue may have implications for the granting of a pension advisor's license to the Bank, or for the determination of restrictive rules within such a license." The Bank opposes these stated positions.

On November 13, 2007, a memorandum of principles was signed between Isracard and Europay (Eurocard) Israel Ltd. (hereinafter: "Europay"), on the one hand, and Mizrahi Bank on the other hand, which states, among other matters, that Mizrahi Bank will continue the existing agreements between the parties with regard to the issuance of cards for an additional period of ten years. The parties further agreed to conduct negotiations to reach a new agreement between Isracard and Europay, and Mizrahi Bank, with the aim of completing the agreement by the end of February 2008, which will also address the issuance of branded credit cards for Mizrahi Bank and establish arrangements for operation and the provision of services by Isracard. The new agreement is also to be in effect for a ten-year period.
In return for the extension of the term of the existing agreements, Isracard and Europay allocated shares to Mizrahi Bank granting it a holding of 1.8% of their share capital.
On March 4, 2008 and April 3, 2008, the parties signed an addendum to the memorandum of principles of November 13, 2007, according to which the period for the negotiations regarding the new agreement between the parties was extended until April 3, 2008, and subsequently until April 10, 2008.

On April 10, 2008, the Bank was notified by Isracard and Europay that the negotiations for the new agreement between these companies and Mizrahi Bank had not concluded in a binding agreement. The bank is considering a public offering of Isracard Ltd. shares. At this stage, although a decision has not yet been reached with regard to aforesaid offering, and the capital-raising structure and timeframe have not yet been determined, Isracard is preparing a draft prospectus, at the request of the Bank.

In February 2008, Isracard and Europay entered into a new agreement with the Bank with regard to the issuance of cards, which replaces the previous agreements between the parties on this matter. The term of the agreement with the Bank is fifteen years from the signing date; the inception of the agreement is subject to the receipt of all relevant approvals, including approval by the boards of directors of Isracard, Europay, and the Bank. Under the agreement, Bank Hapoalim is entitled to receive various payments from the companies, as specified in the agreement. The agreement with the Bank also regularizes various matters related to cards, including operation, liability for damages, new products and services, club cards, marketing, advertising, and distribution.

Profit and income from credit cards - Net operating profit of the Isracard Group in the first three months of 2008 totaled NIS 41 million, compared with NIS 36 million in the same period last year, an increase of 13.9%, mainly due to an increase in the volume of activity in credit cards. The contribution of the Isracard Group to the Bank's net operating profit, after taxes, totaled NIS 32 million, compared with NIS 33 million in the same period last year.
The contribution of the Isracard Group's activity to fee income, which is included under operating income (before clearing related expenses), amounted to NIS 328 million, compared with NIS 301 million in the same period last year, an increase of 9.0%, which mainly resulted from an increase in the volume of activity in Israel and in incoming and outgoing tourism.

In May 2005, the Antitrust Commissioner (hereinafter: the "Commissioner") declared Isracard a holder of a monopoly in clearing Isracard and MasterCard charge cards. Based on the opinion of legal advisors, the Bank and Isracard believe that Isracard has strong arguments against the aforesaid declaration of monopoly, and Isracard has appealed the declaration in court. In any case, it has been agreed with the Commissioner that the Commissioner's aforesaid declaration of monopoly will be canceled subject to the establishment of the "Arrangement" described below.

In August 2005, the Israel Antitrust Authority notified Isracard that the Commissioner intended to impose directives on Isracard under Section 30 of the Restrictive Trade Practices Law. The main points of the directives, of which Isracard received a draft, are as follows:

- A directive instructing Isracard to allow local clearing of MasterCard credit cards by additional clearers, as well as of Isracard cards (the brand owned by Isracard), subject to compliance with the license terms specified by the Commissioner, as described below.
- A directive instructing Isracard to sign a "Local Agreement" regulating the interaction between clearers and issuers for the purpose of clearing in Israel of the aforesaid cards, under temporary interchange-fee terms (a fee paid by clearers of credit-card transactions to the issuers of the credit cards), as approved by the Antitrust Tribunal for other clearers, and a fixed interchange fee, to be approved. These fees apply to the clearing of the aforesaid cards, as well as to the clearing by Isracard of Visa cards issued by the other clearers (hereinafter: the "Local Agreement").
- A directive instructing Isracard to implement a common technical interface for the performance of local clearing.

The terms stipulated by the Commissioner for the granting of a license to clear Isracard cards to the other clearers include Isracard's right to receive monetary remuneration for the license, and the obligation of other clearers who apply for such a clearing license to issue a minimum number of Isracard cards.

Based on the opinion of legal advisors, the Bank and Isracard believe that Isracard has strong arguments against the issuance of the directives in the aforesaid draft, in itself, as well as against their content and extent. In October 2005, Isracard presented this position to the Commissioner. Following talks held between Isracard, Aminit, the credit-card companies Leumi Card Ltd. and Cartisei Ashrai LeIsrael Ltd. (these four companies jointly, hereinafter: the "Credit Card Companies"), and the Commissioner, the Credit Card Companies reached an arrangement among themselves (hereinafter: the "Arrangement"), with the Commissioner's support, under which the Credit Card Companies will enter into a detailed Local Agreement regarding full local clearing in Israel, including the operation of an appropriate technical interface (hereinafter: the "Technical Interface"), of transactions in Visa and MasterCard credit cards. This Arrangement also includes matters that require approval of a binding arrangement from the Antitrust Tribunal. The Credit Card Companies, together with the banks that control each of them - respectively, the Bank, Bank Leumi LeIsrael B.M., Israel Discount Bank Ltd., and First International Bank of Israel Ltd. - filed a request with the Tribunal on October 30, 2006 to approve a binding arrangement, under the terms formulated and agreed upon with the Commissioner. According to the terms, the Arrangement will be in effect from the date of its approval by the Tribunal, and will expire on July 1, 2013. Objections to the aforesaid request have been filed. The Tribunal granted a temporary permit to the Arrangement, in effect until May 31, 2008. Isracard intends to ask the Tribunal to extend the validity period of the permit.

The terms of the Arrangement include, among other things: the establishment of rates of interchange fees, which gradually decrease during the period of the Arrangement; commitment by the parties to petition the Tribunal for approval of an interchange fee for the period following the end of the Arrangement, should the parties wish to continue cross-clearing; the obligation of Isracard, under certain conditions, to set identical fees for the same business for clearing transactions in Isracard and MasterCard cards; and various rules of conduct that will apply to the Credit Card Companies in their contractual engagements with businesses to enter into clearing arrangements with them, including a prohibition on ligation of different cards and various prohibitions on discrimination; and in addition, a commitment by the banks listed above to apply the aforesaid rules of conduct to themselves as well, and to undertake rules of conduct in their relationships with holders of credit cards and with businesses that accept credit cards, essentially prohibitions on discrimination, ligation, or influence in manners prohibited in the Arrangement to transfer to a particular credit card or clear with any of the Credit Card Companies.

The Arrangement also includes a directive under which the Commissioner will cancel the declaration of Isracard as the holder of a monopoly in clearing Isracard and MasterCard credit cards, provided that the conditions stipulated in the Arrangement are fulfilled, including approval of the Arrangement by the Tribunal and implementation of cross-clearing of transactions through the Technical Interface.

On November 11, 2007, in the discussion of the petition to approve a binding arrangement, the Tribunal ruled that before it ruled on the appeal, an expert would be appointed to establish the components included in the principles set forth with regard to the calculation of interchange fees by the Tribunal in a different proceeding between some of the Credit Card Companies, to which Isracard was not a party. An expert was subsequently appointed. The Bank and Isracard appealed the Tribunal's decision and petitioned to postpone its implementation. The Commissioner and other parties petitioned to deny the appeal and the request to postpone implementation. The Supreme Court denied the appeal on March 18, 2008.
The Bank and Isracard cannot estimate whether or when the request for permanent approval of the Arrangement will be granted.
Isracard and Aminit signed the Local Agreement in May 2007.

In June 2007, the Credit Card Companies began direct clearing in Israel, through the Technical Interface, of transactions executed in MasterCard and Visa credit cards, according to the credit cards in which each company operates.
Following the recommendations of the Interministerial Committee for the Examination of Market Failures in the Credit Card Industry, in March 2007 a private law proposal (hereinafter: the "Private Law Proposal") was submitted to the Knesset, based on the committee's recommendations, and in April 2008 a legislative memorandum was distributed by the Ministry of Finance (hereinafter: the "Memorandum"), both concerning amendment of the Banking (Licensing) Law, 5741-1981.
The Private Law Proposal and the Memorandum are not identical in scope and details, but essentially both or either propose, among other matters, the imposition of a licensing requirement by the Governor of the Bank of Israel on any party seeking to engage in the clearing of credit cards, and the authorization of the Supervisor of Banks to determine that a clearer of a certain percentage of transactions in charge cards (10% in the Private Law Proposal and 20% in the Memorandum) is a "large clearer," and that an issuer of a certain percentage of charge cards (5% in the Private Law Proposal and 10% in the Memorandum) is a "large issuer." Such declarations by the Supervisor will enable him, if he finds it necessary in order to ensure competition in the clearing of charge cards or in order to protect the best interests of customers or of suppliers, to instruct a large issuer to allow all those clearing charge cards to clear transactions in its cards, and to instruct large clearers of charge-card transactions to clear cards issued by others. The Memorandum also proposes considering the interchange fee as a fee under the Banking (Service to Customers) Law, 5741-1981, while the Private Law Proposal proposes authorizing the Supervisor to pass a proposal to establish a maximum interchange fee to the "Pricing committee" and to "the ministers", in accordance with the Supervision of Prices of Goods and Services Law, 5756-1996. It is further proposed that the Supervisor of Banks be granted authority aimed at assisting in the implementation of the aforesaid.

The Bank estimates that the materialization of any of the following: large-scale clearing of transactions in MasterCard cards by additional clearers other than Isracard; implementation of the Arrangement and its terms, including reduction of the interchange fee or equalization of clearing fees in Isracard cards to those of MasterCard cards; the declaration of a monopoly remaining in effect, in contradiction of the Arrangement, and the issuance of directives on the basis thereof; or legislation on the basis of the Private Law Proposal or the Memorandum, and subsequent declaration of the Company as a "large issuer," and corresponding activity by existing or new participants in the credit-card market, including in brands owned and operated by the Bank's credit-card companies, may lead to a decrease in the Bank Group's income in the future. However, the Bank cannot estimate the extent of such an effect.

In March 2007, two private law proposals were submitted to the Knesset concerning the separation of ownership of credit-card companies from banks. At this stage, the Bank cannot estimate whether the aforesaid law proposals will be legislated, or if legislated, their implications for the Bank, if any.

Poalim Capital Markets - Investment House Ltd. (hereinafter: "Poalim Capital Markets") - Operates a wide range of investment-banking services and invests in private-equity funds and in knowledge- and technology-intensive companies. The activity of Poalim Capital Markets is focused on two main segments of activity: investment-banking activity, and the technology sector and investments in private-equity funds. In addition, Poalim Capital Markets manages venture-capital funds, in accordance with a permit from the Bank of Israel.

The Poalim Capital Markets Group provides a range of investment-banking services, including financial and strategic consulting for mergers and acquisitions in Israel and abroad, consulting for privatization processes and for public and private offerings abroad, and guidance of companies in Israel and abroad in investments of various kinds. The Poalim Capital Markets Group also provides, through its equity-basis investee (19.97%) Poalim I.B.I., consulting, underwriting, and management services for public offerings in Israel and capital raising through private offerings.

In accordance with the company's strategy of expanding the investment-banking services offered to its customers to encompass international capital markets, Poalim Capital Markets has entered into a strategic collaboration with the U.S. investment bank William Blair. Within this collaboration, Poalim Capital Markets and William Blair offer investment-banking services to individuals, Israeli companies, and Israeli-related companies, including services related to private and public offerings abroad, as well as services related to mergers and acquisitions.

Poalim Capital Markets ended the first quarter of 2008 with a total loss of NIS 7 million, compared with profit in the amount of NIS 19 million in the same period last year, mainly as a result of a decrease in investment-banking activity, profits from affiliated companies and losses from trading securities.

The contribution of Poalim Capital Markets to the Bank's net profit was negative in the amount of NIS 8 million, compared with a positive contribution in the amount of NIS 13 million in the same period last year.

The Bank's investment in Poalim Capital Markets totaled NIS 326 million on March 31, 2008.

Poalim Trust Services - Offers a range of business, private, and personal and family trust services to local and foreign residents and to Israeli and foreign companies.The company also acts as trustee for a large number of mutual funds.Total assets in trust as at March 31, 2008 amounted to NIS 40.6 billion.

Equity-Basis Investees

The Bank's share in the net operating results of equity-basis investee companies amounted to a profit of NIS 7 million in the first three months of 2008, compared with NIS 84 million in the same period last year, which mainly derived from Clal Insurance Enterprises Holdings.

The Bank Group's investment in equity-basis investee companies totaled NIS 677 million on March 31, 2008, compared with NIS 766 million at the end of 2007.

Clal Insurance Enterprises Holdings Ltd. (hereinafter: "Clal Holdings") is a holding company in the insurance sector and in insurance-related areas of activity.

The contribution of Clal Holdings to the Bank's net operating profit in the first three months of 2008 totaled NIS 9 million, compared with NIS 70 million in the same period last year.The decrease resulted from profit recorded in the same period last year from the flotation of a subsidiary and from the effect of the change in insurance companies' treatment of special-risk reserves.

The Bank holds 10.1% of the share capital of Clal Holdings as at March 31, 2008. The balance of the Bank's investment in the company totaled NIS 328 million on March 31, 2008.The market value of the investment at that date totaled NIS 362 million.

With regard to restrictions on holdings in Clal Insurance Enterprises Holdings, see the section "Capital Market Activity" below.

With regard to the exposure to class-action suits at Clal Insurance Enterprises Holdings, see Note 4 to the Condensed Financial Statements.

Delek Real Estate Ltd. (hereinafter: "Delek Real Estate") - A company engaged in three main areas of activity: investments in yield-generating real estate abroad; initiatives, development, and construction of residential projects in Israel; and initiatives, development, construction, and acquisition of commercial buildings, gas stations, and office buildings, and rental of same as yield-generating assets.

The contribution of Delek Real Estate to the Bank's net operating profit was negative and amounted to a loss of NIS 9 million in the first three months of 2008, compared with profit in the amount of NIS 1 million in the same period last year.

On March 31, 2008, the Bank held 9.8% of the share capital of Delek Real Estate.

The balance of the Bank's investment in the company totaled NIS 264 million on March 31, 2008. The market value of the Bank's investment as at that date was NIS 140 million. (The market value as at the date of publication is about NIS 170 million).

Due to this discrepancy, the Bank sought to perform a valuation of its investment in Delek Real Estate. Because of the complexity of the company and the need to carry out a large number of assessments of real-estate properties in many locations around the world, the Bank was unable to obtain a valuation as of this date. Delek Real Estate has made a commitment to the Bank to provide the Bank with all data necessary in order to perform a valuation as at June 30, 2008.

Strategic Plan

Bank Hapoalim operates under a long-term strategic plan, which is examined and updated each year. In early 2008, the Board of Management and Board of Directors of the Bank approved the Bank's work plans and business objectives for 2008, based on its strategic plan.

The Bank's business objectives are a gradual increase of its return on equity to the levels prevalent in international banking, solidification of its leadership in the Israeli market in all areas of banking activity, and continued expansion of its activity abroad.

The Bank's work plans, which were formulated at the end of 2007, directed towards reaching a return of operating profit on equity of approximately 15% in 2008. However, the Bank recently announced a number of significant measures (including the sale of the MBS portfolio it holds and the expansion of the voluntary retirement program) which materially affected the results of the first quarter. Therefore, we estimate, based on the data known to date, that net return on equity for the year will reach 7%-10%, including a return of operating profit on equity of 2%-4%.

The Bank has set forth a strategy focused on five main areas of activity:

- Solidifying the Bank's market leadership and increasing activity with Bank customers, while striving for excellence in customer relations;
- Expanding activity abroad, with the aim of leveraging the Bank's capabilities in the various areas of banking;
- Focusing on the Bank's risk-management capabilities;
- Limiting expenditures while maintaining existing operations and carrying out expansion and growth plans;
- Improving the organizational and managerial infrastructure supporting business capabilities.

In its activity with retail customers, the Bank has worked in recent years to continue to solidify its leadership in this sector, focusing on the segment of customers with extensive banking activity and on expansion in the area of credit. The Bank accords high importance to customer service and continually strives to significantly improve service while adapting it to customers' needs. The Bank aims to solidify its standing in the various customer segments and plans to invest efforts towards that end, including by improving the deployment of its branches.

The Corporate Area also continues to work to preserve the Bank's leading position with business-sector customers. The Bank has achieved continued improvement in the quality of its credit portfolio and has strengthened its credit-risk measurement and credit management capabilities. The Bank is working to extend its activity with customers in this sector and to increase its non-credit income from these customers.

In treasury activity, as of 2005 the Bank has been implementing a strategic plan based on global treasury management, encompassing the dealing rooms in Tel Aviv, New York, and London, while continuing to reinforce the infrastructures of the operational systems serving the dealing rooms and the area of asset and liability management at the Bank. This activity is centralized under the Global Treasury Area.

In international activity, under the management of the International Area, the Bank has continued its strategy of organic growth along with expansion into new markets through acquisitions. In Global Private Banking, the Bank strives to continue to improve its abilities in products, marketing, and customer service in 2008, in order to accelerate the growth rate of its asset portfolio, focusing on customers with extensive assets. The Bank also continues its efforts to identify additional opportunities for expansion in existing and new markets.

The strategic plan was based, among other things, on a series of assumptions, primarily the following:

A. The Israeli economy will continue to grow and develop in 2008;
B. The inflation level in Israel will be in line with the stated intentions of the government and the Bank of Israel;
C. The difficulties in global economic conditions, particularly in the United States, will not deteriorate into a recession, despite the current crisis in world financial markets;
D. The rise in energy prices will come to a halt, and there will be no adverse developments in prices of other major resources;
E. There will be no change for the worse in the condition of the Bank's customers, especially with regard to customers of the Corporate Area, so that provisions for doubtful debts will remain at the current level;
F. Legal and regulatory conditions will allow the realization of the Bank's action plans, and no additional changes will be implemented that may disrupt the Bank's existing and/or planned activity;
G. The Bank will receive all required approvals, in Israel and abroad, in order to expand its international operations;
H. There will be no deterioration in geopolitical conditions, particularly in the security situation in Israel, in the region, and in the world.

Currently, the Bank is examining the necessary adjustments to its strategic plan. Following a change in its assessment of some of the above mentioned assumptions, especially the increasing estimation that the slowdown in the U.S. and world markets may last longer than originally expected, the higher than planned level of energy prices and the higher than expected levels of inflation in recent months.
It should be noted that the strategic plan sets ambitious goals for each of the Bank's activities, yet in any planning, especially in planning several years ahead, a considerable degree of uncertainty must be taken into consideration. Various diverse factors may prevent the assumptions on which the strategic plan is based from materializing, or may prevent them from materializing in full, and may prevent the realization or full realization of future plans. Among these factors, it should be noted that the probability of success of a plan of this kind also depends on the Bank's internal ability to carry out its objectives, as well as on the materialization of the assumptions noted above, with special importance accorded to the condition of the global economy and to the economic, political, and security situation in Israel and in the region. The possibility of a slowdown in the growth rate in Israel and in the industrialized countries must be taken into consideration; various risks may threaten growth in Israel and worldwide, such as terrorist attacks, political instability, volatility of commodity prices in general and those of resources (such as fuel) in particular, volatility in capital markets, and continuation or possibly escalation of the liquidity crisis in international banking, due to the subprime crisis.
The consequences and effects of the reform in the Israeli capital market pursuant to the Bachar legislation, and of the Bank of Israel's directives concerning banking fees, for the Bank's activity and income are also insufficiently clear, and it is unknown whether they will impede the advancement of the Bank's plans and the attainment of the return targeted by the Bank.
It is emphasized that the Bank's approved work plans and the working assumptions on which they are based refer to the Bank's future activities; therefore, all of the above information in this section is "forward-looking information."

International Activity

The Bank's strategy is aimed at developing its international activity and expanding it to 30% of the overall activity of the Bank. The Bank plans to invest in the development of all types of international activity, including development of Global Private Banking, expanded local activity of branches and subsidiaries worldwide, development of activity in emerging markets, participation in international transactions, and development of relationships with correspondent banks. The Bank maintains ties with over 2,500 correspondent banks throughout the world, through which it conducts international activities.

The Bank's Global Private Banking activity - Within this framework, the Bank provides its customers abroad with advanced professional services and products, including investment products and global asset management. This activity currently encompasses Israel, Europe, the United States, Latin America, Canada, Australia, Hong Kong, and Singapore by means of 55 activity centers including banking subsidiaries, branches, representative offices, and asset-management subsidiaries.

Development of activity in emerging markets - The Bank currently operates in Turkey and Kazakhstan. The Bank intends to develop retail and corporate activity in the emerging markets in these countries by expanding the range of products and service channels offered to customers and developing the network of branches, among other means. The Bank also continues to examine additional business opportunities in emerging markets, such as Russia and Ukraine, including possible acquisitions of banks operating in these countries.

On December 19, 2007, the Bank Group entered into an agreement for the acquisition of control of OJSC Ukrainian Innovation Bank, which is incorporated and operates in Ukraine.

The Bank's Activity in the United States

In the United States, the Bank operates mainly through its branches in New York and Miami.

The Miami branch provides Global Private Banking services.

At the end of March 2008, the Bank was notified that the U.S. Federal Reserve had consented to the Bank's request and would grant the Bank the status of a Financial Holding Company (FHC), as of that date, under the Bank Holding Company Act and the regulations of the U.S. central bank.

FHC status expands the range of activities permitted to the Bank and its subsidiaries, and allows them to diversify the services they offer to their customers in the United States, particularly in the area of securities activity.

The New York branch is focused on credit activity, treasury activity, and the provision of banking services to Israeli companies operating in the U.S. In the area of credit, the branch offers credit to large American companies, backup lines for issues of commercial paper, leasing transactions, and investments in credit-oriented structured-finance products such as credit derivatives. In the treasury area, the branch operates a dealing room and is part of the global treasury activity of Bank Hapoalim.

The New York branch provides comprehensive banking services to large Israeli companies operating in the United States, including credit, foreign trade, investments, and dealing-room services. The Bank enables Israeli companies and American companies that have assets in Israel to use collateral held in Israel for the purpose of opening credit lines at the New York branch. The New York branch also provides FDIC deposit insurance coverage, similar to U.S. banks.

As at March 31, 2008, the branch's credit portfolio totaled approximately USD 3.3 billion, of which approximately USD 2.1 billion were in syndications with leading banks. The branch also provided unutilized credit limits and backup lines in the amount of USD 4.5 billion.

Some 80% of the credit was provided to companies rated Investment Grade or was secured by entities rated Investment Grade by the international rating agencies Standard & Poor's or Moody's. The Bank has maintained a portfolio of investments in mortgage-backed securities (MBS) and collateralized mortgage obligations (CMO) since 2005. The majority of the MBS and CMO purchased by the Bank are backed by residential loans or by derivatives of mortgage portfolios. In addition, the Bank has invested in several additional instruments, such as CDO and SIV. For further details, see the section "Activity of the Bank Group in Asset-Backed Securities."

The branch executes reverse-repo transactions, in which securities are purchased with a commitment to resell them to the seller at a specified date and price. As at the end of the first quarter of 2008, these transactions totaled USD 225 million. In the third quarter of 2007, following the lifting of the restriction on liens of repo transactions at the Bank's overseas offices, the New York branch started to carry out transactions of this type, in which securities are sold with a commitment to repurchase them at a specified date and price. Repo transactions total USD 375 million as at the end of March 2008.

The New York branch has a portfolio of credit derivatives consisting mainly of credit default swaps (CDS) and credit default baskets (CDB). The branch has a small remaining number of unfunded CDO transactions.

CDS are credit derivatives representing a transaction in which credit risk is exchanged between the parties to the swap transaction. Credit risk is transferred from the provider of the credit to the seller of the swap. In return for payment of a premium, the buyer of the swap receives protection against the risk inherent in a particular credit, while the seller provides a guarantee of the quality of the credit in return for the premium.

Unfunded CDOs are credit derivatives representing a type of guarantee for a risk tranche. Funds are transferred in the case of a credit failure in the tranche for which the Bank is the guarantor.

The total par value of the Bank's credit-derivative portfolio (CDS and CDB) amounts to USD 950 million. The majority of the underlying assets of CDS transactions are bonds of major investment houses, such as Merrill Lynch, Lehman Brothers, Morgan Stanley, and others. As these transactions are treated as derivatives in the financial statements, changes in their fair value are allocated to the statement of profit and loss, as profit from financing activity.

As a result of the crisis in U.S. markets and the widening of credit spreads, the fair value of these derivatives declined and stood as at March 31, 2008 at a negative USD 45 million. With respect to these declines the Bank recorded losses in the amount of approximately USD 35 million in the first quarter of 2008.

Hapoalim Securities U.S.A. Inc. (hereinafter: "Hapoalim Securities") - A broker-dealer registered and operating in the United States. The broker-dealer is under the supervision of and subject to the rules of the Securities Exchange Commission (SEC) in the United States, the New York Stock Exchange (NYSE), the National Association of Securities Dealers (NASD), and additional stock markets in which it is a member. The company's activity is also subject to supervision by the Supervisor of Banks at the Bank of Israel.

The acquisition of the company was aimed at expanding the scope of the Bank's activity in securities trading on behalf of its customers.

Receiving FHC status," enables the company to expand its areas of activity.

Global Private Banking (GPB)

The Bank's Global Private Banking operations provide its customers abroad with advanced, professional products and services, including investment products and global asset management services. Global Private Banking offices include a network of subsidiaries, branches overseas and in Israel, and representative offices around the world.

Following is a description of Global Private Banking units:

Bank Hapoalim (Switzerland) Ltd. (hereinafter: "Hapoalim Switzerland") - A banking subsidiary engaged mainly in private-banking services offered through four branches - two in Switzerland, in Zurich and Geneva, one in Luxembourg, and one in Singapore - as well as through its representative offices in Tel Aviv, Hong Kong, and Moscow.

In addition, the Bank operates in Luxembourg through a banking subsidiary, Banque Hapoalim (Luxembourg) S.A., which is engaged in financial banking activity in and outside of Luxembourg.

The PAM Group, which includes Poalim Asset Management (UK) Ltd. and Poalim Asset Management (Ireland) Ltd., held by PAM Holding Ltd. (hereinafter: "PAM Companies") - PAM Companies are responsible for initiating, selecting, marketing, and providing professional support for investment products offered to Global Private Banking customers worldwide, in cooperation with leading international financial companies in these fields. The Group is a key element in the implementation of the Bank's growth strategy abroad.

Through PAM Companies, Global Private Banking customers are offered an extensive, diverse range of funds, including globally diversified funds. As at March 31, 2008, the Bank Group's customers have holdings in funds managed by PAM Companies totaling USD 2.8 billion.

PAM Companies also develop, plan, and market other investment products, such as structured products in accordance with international standards, including through collaboration with leading global financial entities. In addition, PAM Companies offer a portfolio-management service (discretionary management) through the Bank's branches and subsidiaries abroad.

Bank Hapoalim (Cayman) Ltd. (hereinafter: "Cayman") - A commercial bank, which under the terms of its license is permitted to operate in all types of banking activity except for activity with local residents in the Cayman Islands. Cayman's assets include an investment in a wholly-owned subsidiary in Uruguay, Hapoalim (Latin America) S.A.

Global Private Banking Center in Tel Aviv - A center providing private-banking services and products to foreign residents from all over the world; an integral part of the GPB network.

Private Banking in the United States - The Miami branch and the Private Banking Department at the New York branch offer private-banking services to GPB customers.

Branches in the U.K. - London and Manchester. The banking activity of the U.K. branches includes private-banking services to local customers and foreign residents. The area of private banking is a strategic goal for the development of the U.K. branches in the coming years.

In addition, the branches in England grant credit to large borrowers by way of loan consortiums with leading banks, provide dealing-room and foreign-trade activity, and provide banking services to corporate customers.

Corporate and Retail Banking in Emerging Markets

As part of Bank Hapoalim's business strategy in emerging markets, the Bank is considering mergers and acquisitions of banking corporations in attractive emerging markets, and the development of banking at Western standards by leveraging the Bank's capabilities in various areas.

Bank Pozitif Kredi Ve Kalkinma Bankasi Anonim Sirketi (hereinafter: "Bank Pozitif")

A bank incorporated and operating in Turkey, specializing in corporate and investment banking. The Bank intends to help Bank Pozitif expand its activities in the areas of corporate and retail banking, by expanding the range of products offered to customers and developing the network of branches, among other means.

In April 2008, the Bank completed the process of increasing the capital of Bank Pozitif by TRY 79 million (about USD 59 million), in return for an allocation of shares. As a result, the Bank's holding in Bank Pozitif increased to 65%. The remaining holdings in Bank Pozitif are held by the Turkish partner in the bank, the company C Faktoring Anonim Sirketi.

JSC Demir Kazakhstan Bank (hereinafter: "DKB")

On November 21, 2007, Bank Pozitif acquired the full means of control of DKB, a bank incorporated and operating in Kazakhstan, in consideration for a total of USD 56 million, from its present owner, Mr. Halit Cingillioglu. Mr. Cingillioglu is a related party of C Faktoring Anonim Sirketi (the minority shareholder in Bank Pozitif) and a controlling shareholder of other companies in its group.

DKB provides banking services to business and private customers. Bank Pozitif intends to develop DKB and its activity while building advanced banking capabilities, including expansion of the network of branches and enlarging the customer base.

OJSC Ukrainian Innovation Bank

On December 19, 2007, the Bank signed an agreement for the acquisition of 75.8% of the means of control of OJSC Ukrainian Innovation Bank, a bank incorporated and operating in Ukraine ("Ukrinbank"). According to the terms of the agreement, the Bank will pay the sellers a total of approximately USD 136 million for the acquisition, reflecting a total value of approximately USD 180 million for Ukrinbank. Execution of the agreement is subject to the receipt of the required permits and approvals from the relevant authorities in Israel and in Ukraine, including a permit from the Governor of the Bank of Israel.

Ukrinbank is focused on activity with small and mid-sized businesses and with private customers, conducted through a network of about 30 branches and more than 100 additional points of sale located in 24 of 25 provinces in Ukraine. The bank has more than 80,000 customers, of which some 23,000 are business customers. At the end of 2007, Ukrinbank had total assets of approximately USD 280 million and shareholders' equity of approximately USD 85 million.

Commercial Bank SDM-Bank

The Bank is conducting negotiations for the acquisition of over 75% of the means of control of OJSC Commercial Bank SDM-Bank (hereinafter: "SDM"), a bank incorporated and operating in Russia.

On September 10, 2007, an initial memorandum of understanding was signed between the Bank and the sellers concerning the possibility of executing the aforesaid acquisition, based on a value of USD 155 million, subject to due diligence being conducted by the Bank.

The shareholders' equity of SDM amounted to approximately USD 57 million, and the total balance sheet was approximately USD 645 million at the end of 2007.

Further to the memorandum of understanding, the Bank is conducting negotiations with the controlling shareholders of SDM with regard to the acquisition. It has emerged that the acquisition, if realized, will be based on a value of USD 140-160 million, subject to required adjustments, including adjustments arising from the results of the due diligence.

Should the negotiations for the acquisition of control of SDM develop into an agreement, the agreement will be subject to approval by the Board of Directors of the Bank and to receipt of the required permits and approvals from the relevant authorities in Israel and in Russia, including a permit from the Governor of the Bank of Israel for the execution of the acquisition.

Set out below are the aggregate condensed financial statements of international activity:

A. Balance Sheet*

	March 31, 2008	December 31, 2007
	USD millions	
Assets		
Cash on hand and deposits with banks	**6,592**	6,774
Securities	**5,882**	6,682
Securities borrowed or bought in reverse-repo transactions	**235**	122
Credit to the public	**7,333**	6,629
Credit to governments	**-**	-
Buildings and equipment	**46**	47
Other assets	**586**	428
Total assets	**20,674**	20,682
Liabilities and capital		
Deposits from the public	**12,869**	13,142
Deposits from banks	**5,618**	4,557
Securities lent or sold in repo transactions	**424**	362
Bonds and subordinated notes	**754**	904
Other liabilities	**627**	437
Total liabilities	**20,292**	19,402
Minority interests' rights	**106**	116
Capital means**	**276**	1,164
Total liabilities and capital	**20,674**	20,682

* Data based on the overseas offices' reports, while attributing expenses and supplementary taxes.

** Includes a calculated deficit in capital in the amount of USD 808 million (31.12.07: positive calculated capital in the amount of USD 169 million) for the Bank's branches which are not companies. The calculated capital includes the amounts of the original deposits deposited with the Bank's branches, deduction of profits/losses recorded up to the balance-sheet date, including adjustments in respect of the presentation of securities available for sale at fair value. The decrease in the first quarter of 2008 mainly results from a loss at the New York and London branches, due to a provision for a decline in value of an other than temporary nature in respect of asset-backed securities, as well as from a temporary impairment of asset-backed securities.

B. Statement of Profit and Loss*

	For the three months ended March 31	
	2008	2007
	USD millions	
Profit (loss) from financing activity before provision for doubtful debts	**(965)**	66
Provision for doubtful debts	**1**	-
Profit (loss) from financing activities after provision for doubtful debts	**(966)**	66
Operating and other income	**43**	29
Operating and other expenses	**79**	57
Operating profit (loss) before taxes	**(1,002)**	38
Tax benefit (Provision for taxes)**	**369**	(14)
Operating profit (loss) after taxes	**(633)**	24
Minority interests' share in profits of consolidated companies	**(2)**	(2)
Net profit (loss)	**(635)**	22

* Data based on the overseas offices' reports, while attributing expenses and supplementary taxes.
** Includes provisions for supplementary taxes in Israel.

C. Customers' Assets

	March 31, 2008	December 31, 2007
	USD millions	
Deposits from the public, bonds, and subordinated notes	**13,623**	14,046
Customer assets (off-balance sheet)	**9,488**	8,963
Total	**23,111**	23,009

Activity of the Bank Group in Asset-Backed Securities

On May 20, 2008, the Board of Directors of the Bank decided to realize the Bank's full holdings in mortgage-backed securities (hereinafter: "MBS"), which were purchased by the Bank's New York branch. The volume of the investment in these securities totaled approximately USD 3.4 billion as at March 31, 2008 (hereinafter: the "MBS Portfolio").

In April 2008, the Bank received an instruction from the Supervisor of Banks to weight its holdings of most of the MBS Portfolio, for the purpose of calculating the ratio of capital to risk-adjusted assets, at twice their value in the books of the Bank. The implementation of this instruction placed in doubt the economic profitability of continuing to hold the MBS Portfolio for the long term, as the Bank had intended to do until such time.

Consequently, when the aforesaid instruction of the Supervisor was received, the Bank began to check and make inquiries about the proper and most profitable ways of continuing to handle the MBS Portfolio under its ownership, including the existing possibilities for realizing all or part of the portfolio. In view of the enquiries made and with due regard for the continuing global crisis, particularly in the realm of mortgages, given the assessments that the crisis in the United States real-estate market is deeper and more severe than was previously thought and is likely to continue for a long time and possibly escalate, and in the face of the decline and volatility of market prices of MBS around the world, and the fear that even MBS that still enjoy a high rating may be affected should the crisis become worse, and after the Board of Directors held a discussion of the various alternatives available to the Bank and the various offers which the Bank received in recent weeks for the sale of its MBS Portfolio, the Board of Directors adopted its aforesaid resolution to realize the entire portfolio.

Further to the decision of the Board of Directors, on May 20, 2008, the Bank sold its entire MBS Portfolio to the investment fund Pimco, through Deutsche Bank, for a total consideration of USD 2.55 billion in a cash transaction.

In the Financial Statements as at March 31, 2008, the Bank set the value of the MBS Portfolio which was sold at the amount of the aforesaid consideration. Accordingly, the Bank recorded a loss in the amount of approximately NIS 3.1 billion (USD 870 million) in the Financial Statements as at March 31, 2008, which was included in the item "Loss from financing activity before provision for doubtful debts."

In addition, the Bank included in this quarter, a loss from a decline in value of an other than temporary nature on its investments in SIV-type securities in the amount of NIS 367 million and losses from other asset-backed securities (including MBS in the London branch) in the amount of NIS 76 million.

Until the date of the aforesaid sale, the Bank Group invested in a variety of asset-backed securities, mainly through its branches in New York and London.

The following are highlights regarding the Bank's investments in these securities.

Definitions:

Mortgage-Backed Securities (hereinafter: "MBS") - Securities in which the cash flow for the settlement of principal and interest derives from the cash flows of principal and interest payments in loans for the financing of residential real estate (RMBS - Residential Mortgage Backed Securities) or commercial real estate (CMBS - Commercial Mortgage Backed Securities). Also included in this category are securities known as Collateralized Mortgage Obligations (CMO).

Pass-through MBS - MBS that transfer cash flows from the underlying mortgages directly to the holder of the security.

Agency - Some issuers of MBS, such as the U.S. federal government agencies GNMA, FNMA, and FHLMC, provide guarantees against the risk of default on credit by homeowners. In the case of GNMA, the guarantee is backed by the U.S. government.

Wrapped MBS - In addition to the underlying asset, which is the cash flow from mortgage loans, the securities have insurance against credit losses from credit insurance companies (monolines).

Monolines - Monoline insurance companies. Companies that guarantee principal and interest payments on bonds, and provide insurance in the capital market only.

FICO - A scale commonly used in the United States to measure the debt-repayment capability of clients. The scale assigns a numerical score based on an analysis of the borrower's record, and is meant to reflect the probability that the borrower will repay his or her debts on time. Values of the scale range from 350 (lowest) to 850 (highest).

ALT A - A type of loan that generally complies with the criteria for "prime" credit but does not meet standard conditions for underwriting in the United States, due to the LTV rate, loan documents, type of asset, or other detail related to the loan. Consequently, the incomplete documentation is the reason for the classification of the loan as ALT A.

ALT B - A category which essentially refers to an inferior class of ALT A borrowers (FICO scores lower than those of ALT A borrowers).

Subprime - Borrowers rated lower than 630 on the FICO scale are generally considered subprime borrowers. The Bank does not hold MBS backed by mortgages of subprime borrowers.

Hybrid ARMs - Mortgages with a fixed interest rate for a certain period, usually 3, 5, 7 or 10 years, and subsequently a floating rate that changes every six or twelve months. Most underlying assets in MBS of this type are mortgages with a fixed rate for a period of 7 to 10 years.

Option ARMs - Mortgages usually granted with a low interest rate in the initial period, and subsequently a floating rate. Borrowers have the right to make payments according to the initial interest rate; this can result in negative amortization, up to a predefined limit.

Structured Investment Vehicles (SIV) - Investment entities that issue commercial paper (CP) for short and medium periods as high-rated senior debt, as well as tranches of lower-rated or unrated debt called capital notes or mezzanine notes (hereinafter: the "Capital Tranches"). The SIV invests the proceeds of the offering in acquisitions of assets, usually high rated, with average durations significantly longer than those of its liabilities. The owners of the senior debt have the right to cause the SIV to be liquidated in the case of certain trigger events, including a decline in its net asset value (NAV) below a certain threshold. The NAV of each SIV security is calculated as the difference between the value of the assets and the value of the senior liabilities, divided by the value of the security.

Collateralized Debt Obligations (CDO) - a type of security bacjed by debt assets bearing fixed interest rates. The debt assets are diverse and are not concentrated in specific sectors. The issued securites are divided into the following tranches: Senior Tranches, usually rated AAA; Mezzanine Tranches, usually rated AA to BB; and Equity Tranches, which are unrated.

Set out below are data regarding the Bank Group's holdings in asset-backed securities as at March 31, 2008:

	March 31, 2008				
	Depreciated cost	Unrealized profits*	Unrealized losses*	Fair value & balance-sheet value	Impairment of an other-than-temporary nature**
	NIS millions				
Mortgage-backed securities (MBS)					
Pass-through securities					
issued by FNMA or FHLMC	**1,064**	**-**	**-**	**1,064**	**353**
Other MBS (including CMO)	**8,952**	**-**	**76**	**8,876**	**2,760**
Total MBS	**10,016**	**-**	**76**	**(1)9,940**	**3,113**
Asset-backed securities (ABS):					
Automobile loans	**22**	**-**	**-**	**22**	
Commercial and industrial loans	**172**	**-**	**16**	**156**	**28**
Structured investment vehicles (SIV)	**-**	**-**	**-**	**-**	**367**
Collateralized debt obligations (CDO)	**710**	**-**	**57**	**653**	**36**
Other(2)	**1,994**	**-**	**5**	**1,989**	**-**
Total ABS	**2,898**	**-**	**78**	**2,820**	**431**
Total	**12,914**	**-**	**154**	**12,760**	**3,544**
(2) Including: Commercial paper purchased due to securitizations transactions in which the Bank acted as the sponsor	**1,892**			**1,892**	

* Allocated to the report on changes in shareholders' equity.

** Allocated as a loss to the statement of profit and loss for the period January-March 2008.

(1) Includes NIS 9,174 million which were sold, as described above, after the balance-sheet date, presented at the amount of the consideration received.

The following table lists the sources of price quotes used by the Bank to determine the fair value of asset-backed securities:

Type		Indicative price*	Counterparty price**	Price based on model	Total
		NIS millions			
MBS	Fair value	691	75	9,174	9,940
	Depreciated cost	753	89	9,174	10,016
CDO	Fair value	-	653	-	653
	Depreciated cost	-	710	-	710
Other ABS	Fair value	117	2,050	-	2,167
	Depreciated cost	131	2,057	-	2,188

* Indicative price - An indication of the price of the security, usually obtained from independent quoting companies.
** Counterparty price - a price quote obtained from the counterparty against which the trasaction was executed.

In the first quarter of 2008, the Bank recorded losses in the amount of NIS 3,544 million in respect of its investments in asset-backed securities.

This amount includes a total of NIS 3,101 million in respect of the sale of the MBS Portfolio, as noted above; a total of NIS 367 million for a provision for a decline in value of an other-than-temporary nature in respect of SIV securities; and a total of NIS 76 million for a decline in value of an other-than-temporary nature in respect of other asset-backed securities (including CDO, European MBS and others).

Likewise, as at the end of the first quarter of 2008, the decline in value of a temporary nature totaled NIS 154 million. This decline was allocated to shareholders' equity.

The decline in value of a temporary nature in the amount of NIS 76 million mainly derives from the MBS portfolio held by the London branch . These securities are exposed to European assets only (in Great Britain, Ireland, Holland and Germany). The average price of these securities stands at 89% as at March 31, 2008. The credit ratings of the securities, which are executed by at least two rating agencies, have remained stable since their purchase (and some were even upgraded since their purchase), and there has been no change for the worse in other parameters (such as the credit enhancement, the amount of average arrears, LTV rates, etc.).

The Bank's investments in CDOs, with the exception of investments in respect of which a provision has been allocated for a decline in value of an other-than-temporary nature, have high ratings (76% are rated AAA). There have been no changes in the ratings of all the transactions except one which was downgraded. Their term to maturity is relatively short, over 75% of the portfolio matures in 2009 and the balance during 2010 and 2011. Therefore, the Bank estimates that principal and interest payments are expected to be met in full.

MBS

The fair value of the Bank Group's investments in MBS as at March 31, 2008 totals NIS 9,940 million (USD 2,798 million), mainly consisting of investments through the New York branch, which were sold after the balance sheet date, at a total of NIS 9,174 million. The Bank's branch in London has additional holdings in MBS backed by assets in Europe in the amount of approximately NIS 737 million (about USD 207 million), and the remainder is held at Banque Hapoalim Luxembourg.

The investment in the portfolio in New York was limited to securities assigned high ratings (no lower than AA) by at least two rating agencies. Most of the securities purchased are not secured by federal agencies of the U.S. government.

As at March 31, 2008, the fair value of the portfolio in New York is composed of MBS of the following types: prime, ALT A, ALT B, and CMBS.

In addition, the portfolio contains pass-through MBS issued by federal agencies (FNMA, FHLMC, and GNMA).

MBS issued may include a fixed interest rate, a floating rate, or a combination of both.

The credit quality of the portfolio is high. 98% of the MBS are rated AAA. A substantial percentage of the bonds are rated Super Senior, meaning that there are inferior bonds backed by the same assets that are also rated AAA. Up to March 31, 2008, the rating of the securities was almost unimpaired. Recently, the ratings of many ALT-A MBS were updated. In this update, there were no downgrades of ratings of MBS held by the Bank.

The average safety cushion of the portfolio (the monetary value of the bonds from the same issue that are inferior to the bonds held in the portfolio) is 19.68%, as at March 31, 2008, approximately 2.5 times the average required rate for transactions rated AAA.

The average LTV (loan-to-value ratio at the date on which the mortgage was granted) of the MBS portfolio, excluding MBS of federal agencies, is approximately 76%.

The average borrower rating at the date on which the mortgage was granted is 711 on the FICO scale.

The Bank has not invested in MBS based on subprime mortgages.

Until the beginning of the subprime crisis, the MBS market was one of the most liquid markets in the United States. Since the start of the crisis, liquidity has dropped to very low levels, with spreads opened and falling market prices reflecting a decline in value, as detailed above. According to estimates, the decline in value is far higher than necessary based on the credit risk. This estimate was also reinforced by an examination of the credit aspects of the Bank's portfolio conducted by a leading external company.

The Bank ordered a report from an external consulting company, ADCO (Andrew Davidson & Co.), which specializes in the MBS market, which enabled the Bank to examine the probabilities of expected losses in the portfolio under certain scenarios.

Calculation of the Fair Value of MBS

At the Bank's New York branch:

The Bank has contracted with four companies engaged in providing price quotes. The companies provide quotes based on locating prices of recent transactions executed in each MBS through surveys conducted by the companies at financial institutions in the United States.

The Bank's procedures stipulate that the price quote received from FT Interactive (formerly IDC), which is the leading and most commonly used company in the industry in the United States, is selected for all MBS. In cases in which the company has not supplied a price quote for an MBS in a particular month, the branch chooses the price quote provided by Street Price. If neither of these companies has generated a quote for the requested date, the branch uses a price quote from one of two additional companies, FTN or Bond Edge, in that order.

The fair value of the MBS as at March 31, 2008 was determined according to the consideration received for the sale of the portfolio, as noted above.

At the Bank's London branch:

The Bank has contracted with two companies engaged in providing price quotes. The companies provide quotes based on locating prices of recent transactions executed in each security. To the extent possible, the branch relies on price quotes from MarkIT. MarkIT is the leading and most commonly used company in the industry in the U.K. The company generates price quotes by contacting 29 investment banks at the end of each business day and generating prices using a model that filters out unreasonable transaction prices, and at the end of the process provides a quote for each security.

In cases in which MarkIT does not quote a price for a security for a particular date, the branch uses a price quote obtained from EuroClear.

Structured Investment Vehicles (SIV)

The New York and London branches invested a total of approximately USD 400 million in securities issued by SIVs. Up to March 31, 2008, a full provision for impairment of an other-than-temporary nature was recorded against this investment.

Collateralized Debt Obligations (CDO)

The Bank holds a CDO portfolio at a volume of approximately NIS 653 million (USD 184 million) at its New York and London branches and at its subsidiary in Luxembourg.

Over 75% of the CDOs mature in 2009, and the remainder mature in 2010 and 2011.

Of the above, a total of USD 20 million of CDOs, which were acquired in 2004, is exposed to subprime loans. There has been no decline in value in respect of these securities; they are rated AA+ and mature in 2009.

62% of the volume of the portfolio is invested in securities rated AAA, 18% is rated AA and AA+, 10% is rated AA- and A, and 10% is rated BBB+ There were no substantial changes to the ratings of the aforesaid securities, even during the recent downgrades by the international rating agencies and the ratings of all the securities except one remain unchanged..

The Bank determines the fair value of CDO securities based on a price received by the counterparty to the transaction.

In the first quarter of 2008, a provision for a decline in value of an other-than-temporary nature was recorded against CDO securities, in the amount of NIS 36 million (USD 10 million), and attributed as a loss to the statement of profit and loss.

Off-balance-sheet transactions with similar characteristics to CDOs:

The Bank has investments in unfunded CDO or synthetic CDO transactions. These are transactions in which risk transfers are executed through credit derivatives, without a purchase of the CDO itself. Accordingly, these transactions are treated as derivatives, with changes in fair value allocated to profit and loss.

The total par value of these transactions as at March 31, 2008 is NIS 726 million (USD 204 million). The fair value is negative, in the amount of NIS 77 million (USD 22 million). In the first quarter of 2008, losses in the amount of NIS 56 million (USD 17 million) were allocated to the statement of profit and loss in respect of declines in the fair value of these transactions.

In early 2007, the Bank made a decision to reduce its exposure to unfunded CDOs. No additional unfunded CDOs have been purchased since that time, and the par value of these instruments has decreased from a peak level of approximately USD 400 million to the present level.

The balance of other asset-backed securities as at March 31, 2008 mainly includes commercial paper purchased due to securitization transactions in which the Bank acted as a sponsor, as detailed below.

Recognition of Decline in Value

The Bank determines whether the decline in value of securities is of an other-than-temporary nature in accordance with generally accepted accounting principles, including FSP 115-1, FSP 124-1, EITF 99-20, and SAB 59. This test is based on the following considerations:

- The period of time for which the value of the security is lower than its cost.
- The rate of the decline in value out of the total cost of the security.
- The value of the collateral backing the security and the safety cushions.
- The Bank's intention and ability to hold the security for a sufficient amount of time in order to allow the value of the security to return to the level of its cost.
- The rating of the security by international rating agencies, including developments in ratings after the balance-sheet date.

In addition, the Bank takes additional considerations and tests into account:

- Identification and evaluation of investments with possible declines in value.
- Individual analysis of investments where the fair value is significantly lower than the depreciated cost, including examination of the length of the period of time in which the investment accrued unrealized losses.
- Discussion of the facts of the case, including evaluation of the factors or situations that may cause a particular investment to be classified as having a decline in value of an other-than-temporary nature, or that do not support classification of the investment as having a temporary decline in value.

The Bank has established principles, in order to determine the amount of the provision for decline in value of an other-than-temporary nature in respect of asset-backed securities. The following are the aforesaid principles:

1. Securities which, at the balance-sheet date, the Bank does not intend to hold, or securities sold after the balance-sheet date- a decline in value will be recorded up to the fair value of the security.
2. Securities whose ratings have been significantly downgraded since the Bank's first investment in the security- a decline in value up to the fair value of the securities will be recorded.
3. With regard to the remaining MBS portfolio that has not yet been sold, in securities for which the Bank does not have a model for examining expected losses according to the American standard EITF 99-20, the Bank implements a directive received from the Supervisor of Banks, according to which a decline in value of over 30% of the cost of each security constitutes an impairment to be attributed to the statement of profit and loss.

Commitments and Other Agreements with Securitization Entities

The Bank enters into various contractual engagements with securitization entities, chiefly as a sponsor of asset securitization transactions with the special-purpose entities (SPEs, or conduits) Venus and Voyager, and as a supplier of liquidity lines to securitization entities. The Bank has exclusive rights to advise and refer customers for securitization services through issues of commercial paper (CP) of these two entities. This allows the Bank to offer asset securitization services to its large customers in the United States and in Israel.

The various transactions through the entities Venus and Voyager are primarily transactions for the securitization of the debts of a cooperative of agricultural farms in the U.S., securitization of transactions for leasing of equipment, and securitization of premiums from insurance companies. In its capacity as a sponsor, the Bank provides various services to these entities, including the provision of liquidity lines. Up to March 31, 2008, securitization transactions referred by the Bank totaled approximately USD 700 million.

The following are details of commitments and other agreements with securitization entities as at March 31, 2008:

	March 31, 2008
	NIS millions
Maximum credit exposure in respect of the balance of unutilized liquidity lines to securitization entities*	**1,160**
Maximum credit exposure in respect of credit supports (through guarantees, subordinated securities, and others) to securitization entities	-
Total assets issued by securitization entities in which the Bank acts as a sponsor	**1,892**
Of which:	
Commercial Paper purchased by the Bank and included in the balance sheet	**1,892**

* Of which, NIS 73 million to securitization entities in which the Bank acts as a sponsor.

In the second half of 2007, as a result of the liquidity crisis in U.S. capital markets, the Bank acquired CPs with a balance of NIS 1,892 million (USD 532 million) as at March 31, 2008, mainly due to its obligation to provide backup lines for some securitization transactions it had referred. The CPs are rated P1 by the rating agency Moody's and are not exposed to the U.S. housing market. They are reported at a depreciated cost which is an estimate of fair value, based on price quotes from the Bank of New York, which serves as the distributor of the CPs.

Note: This section concerning the activity of the Bank Group in asset-backed securities contains forecasts, evaluations, estimates, and other information, all of which constitute forward-looking information, in all parts of this section. All forward-looking information, by nature, may not materialize, or may not materialize in full, and future actual developments may differ from current forecasts to some extent, possibly to a material extent.

Accounting Policies on Critical Matters

The financial statements of the Bank are prepared in conformity with accounting principles and rules, the main points of which are described in Note 2 to the Financial Statements as at December 31, 2007. In implementing the accounting principles, when preparing the financial statements, the Board of Management of the Bank uses assumptions, estimates, and evaluations that affect the reported amounts of assets and liabilities (including contingent liabilities), and the results reported by the Bank. Actual future results may differ from estimates made when preparing the financial statements.

Some of these estimates and evaluations involve a considerable degree of uncertainty, and can be affected by possible future changes. Such estimates and evaluations in which changes may have a material effect on the financial results presented in the financial statements are considered by the Bank, in all matters connected with accounting policy, as estimates and evaluations on "critical" matters. The Bank's Board of Management is of the opinion that the estimates and evaluations that were used during the preparation of the financial statements are fair, and were made to the best of its knowledge and professional judgment.

The main areas are: provision for doubtful debts; fair value of financial instruments; obligations for employee rights; deferred taxes; contingent liabilities; and provisions for impairment of non-financial assets, securities available for sale, and securities held to maturity.

During the reported period, no changes occurred in the Bank's accounting policy on critical matters, as described in the Board of Directors' Report on the Financial Statements as at December 31, 2007, except for that stated in Note 1 (B) in the Condensed Financial Statements as at March 31, 2008.

Capital Market Activity

On July 25, 2005, the Knesset enacted three laws that set forth material changes in the capital market and in banking activity, known as the Bachar Reform.

Under these laws, the Bank is prohibited from managing provident funds and joint investment trust funds ("mutual funds"), and is required to sell its full holdings in such funds within timeframes stipulated in the legislation ("Required Asset Sales").

In addition, as a condition for receiving a pension-advising license, the Bank is required to reduce its holdings in Clal Insurance Enterprises Holdings Ltd. to 10% or less of any type of means of control because that company controls an insurer.

By the date of publication of this report, the Bank completed the sale of all of its holdings in mutual funds and provident funds, and reduced its holdings in shares of Clal Insurance Enterprises Holdings Ltd. to 10.06%.

Bank Yahav, which is under the Bank's control as at the date of publication of the financial statement, is also required to sell such assets. To the Bank's knowledge, Bank Yahav intends to complete the Required Asset Sales by the end of the second quarter of 2008.

With the completion of the sale of Bank Massad on May 14, 2008, the Bank completed the sale of the provident funds which were under the management of Bank Massad.

Upon completion of the aforesaid sales, and the completion of the reduction of the Bank's holdings in Clal Insurance Enterprises Holdings, the prerequisite conditions for the Bank to receive a pension-advising license will be fulfilled, according to the directives of the Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law, 5765-2005 (the "Pension Advising Law," which is part of the Bachar Reform); accordingly, the Bank filed an advance application with the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance (the "Supervisor") to grant the Bank a pension-advising license upon fulfillment of the aforesaid conditions.

Note, however, that under the provisions of the Pension Advising Law, as an additional condition for granting a pension-advising license, the Supervisor must be persuaded that "granting the bank a pension advisor's license shall not cause material damage to the development of competition and to the prevention of concentration in Israel, in the area of pension advising, in the area of mediation between customers and institutional entities, and in the area of banking." (Section 11(A)(5) of the Pension Advising Law).

Also note that pursuant to the amendment to the Supervision of Financial Services (Engaging in Pension Advising and Pension Marketing) Law of January 2008, upon completion of the Required Asset Sales by the Bank and the corporations under its control, as required by the Bachar Reform, the Bank will be able to provide pension-advising services to self-employed persons throughout Israel and to employed persons in peripheral areas. Pursuant to the amendment, starting in January 2009, the Bank will also be able to provide advice on life insurance to employed persons in peripheral areas; starting in April 2009, it will also be able to provide insurance advice to self-employed persons. As of August 1, 2010, the Bank will be able to provide advice to the general public on all products, including insurance.

The Capital Market

The Bank Group's capital-market activity includes a range of financial activities and services in various areas: executing trading transactions in securities and financial assets, including in the "Maof" area, for the Bank's customers; safekeeping services in securities; research and consulting services for customers on the capital market; provision of services to financial-asset managers; management of investment portfolios; and underwriting and issue management.

In addition, the Bank Group's activity includes provident-fund operation for provident funds formerly owned by the Bank and sold to other entities, and for provident funds that were not owned by the Bank and are controlled and managed by other entities.

Some of the aforesaid financial activities and services are performed directly by the Bank, while others are performed by subsidiaries, each of which specializes and engages in a specified field.

Among other things, the Bank operates through subsidiaries that manage investment portfolios in securities and financial assets for private customers, corporations, non-profit associations, and institutions, and also provide trustee services.

The Bank is a member of the Tel Aviv Stock Exchange, the TASE Clearing House, and the Maof Clearing House, and operates in this market on behalf of its customers and on behalf of TASE members that are not clearing-house members.

The average daily turnover of shares and convertible securities (including off-exchange transactions) totaled NIS 2,219 million in the first quarter of 2008, up 19% from the first quarter of 2007.

The average daily turnover of bonds totaled NIS 4,123 million in the first quarter of 2008, up 66% from the first quarter of 2007.

Distribution of Mutual Funds

The Bank has reached agreements with the decisive majority of mutual-fund managers in Israel with regard to the distribution of mutual-fund units to its customers. The Bank is entitled to collect distribution fees in respect of this activity, as stipulated in the regulations. For details regarding the volume of the mutual funds distributed by the Bank Group, see the section "Developments in Balance Sheet Items - Off-Balance-Sheet Activity," above.

Distribution of Advanced-Study Funds

The Bank is entitled to collect distribution fees for the distribution of advanced-study funds, as stipulated in the regulations. The Bank has entered into agreements with management companies of advanced-study funds with regard to the distribution of advanced-study funds to its customers.

Poalim Sahar Ltd.

The company, a wholly-owned subsidiary of the Bank, is a member of the Tel Aviv Stock Exchange and the TASE Clearing House. The company specializes in services to institutions such as established and new pension funds, bank provident funds, segmental provident funds, advanced-study funds, insurance companies, and public companies and institutions. The company offers brokerage services in Israel and abroad, research services, representation at general assemblies, and safekeeping and operational services.

Peilim Portfolio Management Company Ltd. (hereinafter: "Peilim")

Peilim, a wholly-owned subsidiary of the Bank, manages investments for private customers, business organizations, institutions, and non-profit entities. Investments are managed for local and foreign customers in the Israeli capital market and in capital markets worldwide.

As at March 31, 2008, the company manages portfolios at a monetary value of NIS 8.0 billion, compared with NIS 8.2 billion at the end of 2007.

Under the Law for Increasing Competition and Reducing Concentration and Conflicts of Interest in the Israeli Capital Market (Legislative Amendments), 5765-2005, Peilim will be required to stop providing investment-portfolio management services to institutional investors: joint trust investment funds, provident funds, and insurers with investments credited to insured clients. The dates stipulated in the aforesaid law with regard to this matter are as follows: cessation of portfolio-management services for provident funds within three years of February 10, 2006; cessation of portfolio-management services for mutual funds within four years of the same date.

Provident Funds, Advanced-Study Funds, Severance-Pay Funds, and Paid Sick-Leave Funds

Under the Law for Increasing Competition, the Bank is required to divest from its holdings in management companies of provident funds within three years of the aforesaid law's publication. The Bank has completed the sale of all provident funds managment rights under its ownership.

Pursuant to the law, the Bank is permitted to continue to provide operational services to provident-fund management companies.

The following are details regarding the sale of the principal provident funds:

On April 20, 2007, a sale transaction was completed in which Kovetz Provident Funds Management Company Ltd. a wholly-owned subsidiary of the Bank, transferred the entire management activity of the following provident funds: Keren Or, Katzir, Kinnereth, Aluma, Teutza Zahav Zehira BeHashkaot, Dynamit, Gevanim, Migvan Pitzuim, Kinnaroth, and Marpeh Central Sick Pay Fund to Prisma the New Provident Funds Company Ltd., for a total consideration of NIS 455 million.

On June 28, 2007, a sale transaction was completed in which Gad-Gmulim Provident Fund Management Company Ltd. a wholly-owned subsidiary of the Bank, transferred the entire management activity of the provident fund Tagmulim to Dash Provident Fund Management Ltd. in consideration for a total of NIS 31 million.

On December 30, 2007, a sale transaction was completed in which Kovetz transferred the entire management activity of the provident funds Poalim Central Compensation Fund and Kovetz Pitzuim - Central Severance Pay Fund to Clal Insurance Company Ltd. in consideration for a total of NIS 30 million.

On March 2, 2008, a sale transaction was completed in which Kovetz transferred the entire activity of the provident fund Yeter, a guaranteed-return fund, to Menorah Mivtachim Gemel Ltd., in consideration for a total of NIS 33 million. Net profit in the amount of NIS 20 million was allocated to the statement of profit and loss in the first quarter of 2008.

On March 24, 2008, a sale transaction was completed in which Gad-Gmulim transferred the entire activity of the provident fund Gadish to Psagot Provident Funds Ltd. (hereinafter: "Psagot"), in consideration for a total of NIS 628 million. Net profit in the amount of NIS 387 million was allocated to the statement of profit and loss in the first quarter of 2008.

As part of the transaction described above, Psagot entered into long-term agreements with the Bank concerning the distribution of Gadish by the Bank and the provision of operational services by the Bank to Psagot.

Provident funds of Bank Massad:

With the completion of the sale of Bank Massad on May 14, 2008, the Bank completed the sale of the provident funds which were under the management of Bank Massad.

Provident funds of Bank Yahav for Government Employees Ltd.:

Bank Yahav sold the majority of its provident funds on March 31, 2008. The Bank recorded its share of this sale under the item "Profit from extraordinary transactions" in the first quarter of 2008, in the amount of NIS 31 million.

The value of the assets of the provident funds and the advanced-study funds owned by Bank Yahav, which are designated for sale at the end of March 2008, totals NIS 2.7 billion. Bank Yahav intends to complete the sales by the end of the second quarter of 2008.

For details regarding the balances of the provident funds operated by the Bank Group, see the section "Developments in Balance Sheet Items - Off-Balance-Sheet Activity," above.

Pension Advising

According to the directives of the Pension Advising Law and the Banking (Licensing) Law, 5741-1981, as amended by the Law for Increasing Competition (hereinafter, together: the "Legal Arrangement"), the Bank shall be permitted to engage in pension advising in the future, under the terms stipulated in the Legal Arrangement, including, especially, receiving a pension-advising license from the Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance.

The Bank is preparing for the time when it may begin engaging in pension advising, as noted. Among other things, a new Pension, Insurance, and Retirement Funds Division has been established within the Bank, responsible for coordinating pension-advising activity. Personnel specializing in the pension savings and insurance market have been hired by the Division, and the Bank has trained pension advisors from among its employees while also hiring additional employees, in order to be able to adequately provide pension advice to the public once it receives a license to engage in this activity. To date, 431 advisors have been trained and have passed Finance Ministry pension-advising licensing examinations. In addition, the Bank is adapting its procedures and systems; working to prepare distribution agreements with producers of retirement-fund products and pension products; and setting up IT infrastructures to allow the provision of service to customers, including support systems for pension advising to help match suitable pension solutions to customers.

As part of these preparations, the Bank has acquired the company Meitavit Maayan for Research and Development Ltd., which owns rights to products and system developments of the type required by the Bank in order to establish pension-advising support systems, and has the expertise needed for specification, writing, and editing of software solutions for pension advising. The Bank has also acquired a pension payment management system, which together with systems developed at the Bank will allow agreements to be made with producers of pension products and with employers and customers, in order to collect pension payments; breakdown of payments to the different producers according to the customer's instructions; and retrieval of information from producers for customers through the various channels.

To date, the Bank has signed distribution agreements with 21 management companies.

In November 2007, the Bank commenced the provision of financial advice in the area of advanced-study funds through Investment Advisors at all branches of the Bank.

Upon receiving a pension-advising license, the Bank will commence offering pension advice (except in insurance products) to self-employed customers, including minors and customers over the age of 55 who are not employed by companies.

Services for Financial Asset Managers

The Financial Asset Manager Services Division within the Client Asset Management Area coordinates activities related to the provision of various services to financial-asset managers: provident-fund managers, mutual-fund managers, and investment-portfolio managers.

The division collects under one roof the knowledge, experience, and human and IT capabilities accumulated at the Bank in the operation of the financial assets mentioned above and in the provision of banking services to entities that manage these assets: provident-fund management companies, mutual-fund management companies, and investment-portfolio managers. Services include asset revaluation, production of control reports, production of reports to government agencies, management of the fund's books, management of accounts and rights of provident-fund members, calculation of daily and monthly returns of provident funds, and calculation of daily rates in mutual funds.

The Bank has signed agreements for the provision of operational services in the area of provident funds to provident-fund management companies, some incidental to the sale of provident funds formerly owned by the Bank. In the area of mutual funds, service agreements have been signed with mutual-fund management companies.

At the end of March 2008, the volume of assets of provident and pension funds for which the Bank provides operational services totaled NIS 75.5 billion.

The Supervisor of the Capital Market, Insurance, and Savings at the Ministry of Finance has issued a directive by circular according to which a pension advisor providing operational services to a provident fund shall not charge operational fees from management companies higher than 0.1% annually of the total assets of the provident funds receiving said services from the pension advisor. As the Bank is preparing to become a pension advisor, this directive limits the rate of operational fees to be collected from provident-fund management companies.

In addition, the division provides supplementary account-management services to mutual funds. The value of these funds' assets at the end of March 2008 totaled NIS 17.3 billion.

Liquidity and Policy for Raising Sources of Funds at the Bank

The Bank of Israel's monetary interest rate, which stood at an annual rate of 4.25% at the beginning of 2008, was lowered to 3.25% at the end of March 2008.

The banking system deposited NIS 2 billion with the Bank of Israel at the beginning of 2008. In early April 2008, the banking system borrowed NIS 2 billion. The Bank of Israel reduced net issues of short-term notes by NIS 2 billion during the quarter.

Unlinked shekel resources raised from the Bank's customers totaled NIS 106.9 billion at the end of the first quarter of 2008, an increase of NIS 5.8 billion compared with the end of 2007.

Unlinked demand deposits (current-account deposits and daily-interest deposits) with the Bank reached NIS 26.9 billion at the end of the first quarter of 2008, compared with NIS 27.8 billion at the end of 2007.

Unlinked deposits increased to NIS 80.0 billion at the end of the first quarter of 2008, an increase of NIS 6.7 billion compared with the end of 2007.

CPI-linked resources accrued in saving plans and deposits with the Bank decreased, totaling NIS 26.1 billion at the end of the first quarter of 2008, compared with NIS 26.7 billion at the end of 2007.

Foreign-currency-linked resources, which mainly derive from foreign-currency-linked deposits and saving plans, totaled NIS 0.9 billion at the end of the first quarter of 2008, compared with NIS 1.1 billion at the end of 2007.

Foreign-currency resources raised by the Bank from customers in Israel and abroad totaled USD 23.6 billion at the end of the first quarter of 2008, compared with USD 23.4 billion at the end of 2007.

From early July 2007, global financial markets have been undergoing a crisis that began in the U.S. subprime mortgage market. The damage caused by the crisis led to a decline in value of financial assets. The crisis hurt investors as well as the financial entities that developed the products. Consequently, a liquidity crisis developed in the international markets, which caused short-term interest rates to rise. The central banks exerted a moderating effect by providing an inflow of cash to the markets.

During this period, the scope of the existing and potential losses became apparent, and concerns arose that the crisis might spill over into additional areas. Credit spreads widened substantially, for those involved in particular and for the financial sector in general. Consequently, banks and financial entities in New York used credit lines, the availability of resources from banks and financial institutions decreased, and capital-raising costs increased. Access to the repo market was limited as well.

The high level of liquidity surpluses in foreign currency and a proactive increase in current liquidity balances in response to these events allowed the liquidity needs of the New York and London branches to be met.

CLS System

The RTGS (real-time gross settlement) system operating at the Bank since September 2007 allows the shekel to be added as a cleared currency via CLS (Continuous Linked Settlement), an inter-bank clearing system, in order to neutralize clearing risk in exchange transactions in which the shekel is one of the currencies. The shekel is scheduled to be added to CLS as a cleared currency at the end of May 2008.

Risk Management

General

The Bank's activity is accompanied by financial risks: credit risks, which represent the risk that a borrower or debtor will default on scheduled payments to the Bank as defined in the credit agreement; market risks deriving from exposure to changes in rates in financial markets, such as exchange rates, interest rates, and inflation; and liquidity risk, which is the risk to the profit and capital of a banking corporation resulting from uncertainty with regard to the availability of resources. These risks are managed by designated members of the Board of Management and under their responsibility. A regulatory requirement of capital adequacy applies to credit risk and market risks. The member of the Board of Management responsible for managing credit risks is Mr. Z. Kenan. The member of the Board of Management responsible for managing market and liquidity risks is Mr. M. Szuszan.

Other non-financial risks are mainly legal risk and operational risks. Legal risk is managed by the Chief Legal Advisor, Attorney I. Mazur. Operational risk, excluding legal risk, is managed by each member of the Board of Management in the area of activity for which he or she is responsible. Operational risk is defined as the risk of losses that may be caused by failed or faulty internal processes, human actions, system malfunctions, or external events. A regulatory requirement of capital adequacy is expected to apply to operational risk in the future.

Other risks to which the Bank is exposed are handled directly as part of the management of its business: reputation risk, competitive risk, regulatory and legislative risk, economic risk, and political/security-related risk.

The Supervisor of Banks has set forth guidelines concerning risk management in the Proper Conduct of Banking Business Directives. The directives detail the risks to which a banking corporation is exposed and stipulate various basic principles for the management and control of risks, including suitable involvement in and thorough understanding of risk management by the board of directors of the banking corporation, the management of risks by a risk manager who is a member of the board of management, the employment of tools for the assessment and measurement of risks, and the creation of means for the supervision and control of these risks, including the existence of an independent risk-control function.

The member of the Board of Management responsible for the Risk Management Area is Mr. Dan Koller. The Area's principal activities include control and assessment of credit risks, market risks, liquidity risks, and operational risks. In addition, the Anti-Money Laundering Unit and the Compliance Officer Unit operate within the Area. The Area's main objective is to promote an advanced risk-management culture within the Bank Group while formulating a risk-management policy compatible with the Group's goals and with the guidelines of Basel II and of the Supervisor of Banks.

A Board of Directors' Committee on Risk Management and Basel II Implementation has been established at the Bank. The committee's mission is to formulate the Bank's risk-management policy, including establishing risk limits in the various areas of activity, examining the Bank's risk profile, monitoring the implementation of the established risk-management policy, and examining the processes and actions to be implemented by the Bank in order to comply with all regulatory directives concerning risk management.

Risk management is performed based on a global view of the Bank's activity in Israel and of activity at the Bank's branches abroad, with due attention to the activity of banking subsidiaries. The management team responsible for risk management, headed by the CEO of the Bank, is charged with formulating methodology for the assessment of market and liquidity risks, operational risk, and credit risks, with the guidance of the Board of Directors' Committee on Risk Management and Basel II Implementation. Risks are managed separately by each banking subsidiary in the Bank Group, according to policy formulated by each company's board of directors and presented to the Board of Directors of the Bank. Financial risks are controlled and assessed based on a uniform methodology at the Group level, under the direction of the Risk Management Area, taking into account the unique characteristics of the activity of each subsidiary.

The approach taken with regard to control of all financial risks involves identification, assessment of the various risks and control of compliance with the limits stipulated in the various regulations, at three levels of control: the first level is comprised of those responsible for risk taking and exposure management; the second level consists of internal control units at the Areas and at subsidiaries; and the third level is the independent control units within the Risk Management Area. This level is also responsible for presenting an overview of risks.

The Board of Directors' Committee on Risk Management and Basel II Implementation and the plenum of the Board of Directors receive reports on risks and on the execution of approved policy at least once each quarter.

Basel II

The Basel II guidelines are a set of guidelines and basic procedures published during 2004-2006 by the Basel Committee, which coordinates the activity of the central banks in the industrialized countries with respect to numerous matters. The objectives of these directives are, among other things, to define capital-adequacy requirements in relation to the level of credit risks, market risks, and operational risks; to establish a comprehensive system of risk identification, evaluation, management, and control; and to expand reporting to the public on this subject.

In late March 2007, the Supervisor of Banks published a draft directive concerning standard approaches to credit risk, market risks, and operational risks. According to the directive, all Israeli banking corporations will be required to implement the Basel II recommendations for the first time in 2009, using the approach best suited to each corporation's degree of readiness. In preparation for implementation of the recommendations, in the first stage, all banks are required to carry out quantitative surveys to estimate the regulatory capital allocation that will be required in order to implement the recommendations, under various assumptions (QIS5), as well as qualitative gap surveys for the implementation of Pillars 1 and 2 of the recommendations.

The Board of Management of the Bank views the implementation of the international standard described above as an important goal for the coming years, and is formulating its policy for this implementation with the guidance of the Board of Directors' Committee on Risk Management and Basel II Implementation. The Risk Management Area is responsible for examining and coordinating the implementation of the Basel II directives as well as the directives of the Supervisor of Banks in Israel on this subject within the Group.

The Bank has been taking action towards implementation of the Basel II recommendations for several years within the framework of its multi-year work plans. Following the recent draft directive on this subject published by the Supervisor of Banks, the Bank established a project-management team and is currently re-examining its plans, with the intention of adapting these plans to the said publication.

Credit Risks

The Bank's policy is based on diversification of the credit portfolio and controlled management of risks. Risk diversification is reflected by the distribution of the Bank's credit portfolio among a large number of borrowers in different sectors of the economy, among the different linkage segments, and among different geographical regions in Israel and abroad. The policy of distributing risks among economic sectors is based on an estimate of anticipated developments in the different sectors. For this purpose, the Bank conducts industry-level surveys and economic feasibility studies to evaluate the risk and business potential related to activity in the various economic sectors. The Bank's business objectives are determined in accordance with these surveys and studies.

The Bank's Board of Directors establishes credit policy, including various restrictions of the credit portfolio, which include exposure limits by economic sector, country, and financial institution, as a function of the risk level estimated by the Bank. Limits are also imposed on the maximum exposure to a single borrower, based on the credit rating assigned to the customer, which reflects the customer's risk level; and limits on maximum exposure to a group of borrowers. Procedures are in place for the monitoring and control of compliance with such limits, and any exception from these limits is reported to the Board of Directors, which decides on the way of handling the exception.

The credit-management system relies on the delegation of credit authority at different levels and on credit procedures that define the credit authorization process and the control process.

Within the framework of collateral policy, principles and rules have been set forth to determine the value of collateral with respect to its type and the type of credit that it secures, such as the estimated time range and expenses necessary for realization of the collateral, type of indexation, volatility in the value of the collateral, etc. Procedures have also been defined for the processing of collateral and for monitoring changes in collateral and its value. A computerized collateral-management system is operational with respect to most types of collateral.

Collateral received by the Bank to secure credit includes financial assets, real-estate assets, and other assets. Against credit granted to companies, the Bank also receives collateral in the form of general floating liens on the companies' assets.

According to the directives of the Supervisor of Banks, collateral, as defined in Proper Conduct of Banking Business 311, may be deducted from risk assets for the purpose of calculating the capital-adequacy ratio.

Details of the aforesaid deductions:

Total balance-sheet deductions amount to approximately NIS 16.3 billion.

Total off-balance-sheet deductions amount to approximately NIS 4.3 billion.

In this connection, total guarantees used for the deduction amount to NIS 5.5 billion, of which NIS 4.9 billion are guarantees from banks and NIS 0.6 billion are government guarantees.

In the area of financing of Bank customers' transactions involving derivative financial instruments, the Bank has developed computerized models for measuring and controlling the level of counterparty risk at the transaction level and the customer level. These models allow the Bank to regularly monitor customers' financial situation. In this activity, credit risk at a particular date is defined as the total of the value of the present position (MtM) plus potential risk of future losses arising from volatility of the underlying assets in the position of the counterparty, taking into account offsets and correlation between the transactions; this represents the Bank's loss in the event of default by the client. Rules and working procedures have been defined to determine the level of collateral required for these transactions. Rules have also been defined for the closing of exposures in respect to transactions and to customers. Limits on exposure to counterparties are set by the appropriate credit authorities at the Bank.

The Bank regularly invests resources in training employees responsible for making credit decisions and assessing credit risk, and in improving the computerized control mechanisms and information systems available to them. As part of this process, credit-decision support systems and a borrower grading procedure have been operated. Borrowers' credit rating is routinely examined, and used to make decisions regarding the Bank's activities in relation to the borrowers.

The Bank has established procedures for the identification and handling of borrowers who, according to the Bank's evaluation, may not meet their obligations to the Bank. These borrowers are supervised and monitored more closely, and the Bank endeavors to reduce its exposure in respect of these borrowers by redeeming credit from the borrowers' resources and/or by obtaining additional collateral from them. In certain cases, customers are handled by a division specializing in monitoring and restructuring of customers' debt, or by a division specializing in debt arrangements and the collection of debts by legal process.

In addition, the Bank regularly reviews the level of credit risk in borrowers' portfolios on the basis of conservative assumptions, and records a sufficient provision for doubtful debts in respect of borrowers whose capability to fully repay their debts to the Bank is in doubt.

Credit-risk management policy at the Bank's offices and branches abroad is based on similar principles to those of credit-risk management policy in Israel, adapted to regulatory requirements in each country. Credit-risk policy at the Bank's offices abroad is approved by the local board of directors, following consultation with credit-risk management officials at the Bank, and is presented to the Board of Directors of the Bank.

The Credit Risk Management Unit

The Unit reports to the Head of Risk Management. The Unit's role is to formulate credit-risk management methodologies in line with the strategic goals of the Bank Group, and to ensure that the Bank acts in accordance with the policy established. The Unit's responsibilities include developing models for the measurement of credit-risk rating and pricing at the level of individual borrowers and at the portfolio level; developing credit-risk identification, control, and management methodologies; and advancing preparations in the area of credit risk in anticipation of the implementation of Basel II regulations.

Also operating within the Unit is the Credit Control Unit, which regularly performs independent assessments of the risk level of the Bank's major corporate clients and assigns credit ratings to these borrowers.

The Financial Industry -

As a result of the subprime crisis that emerged in the United States in 2007, the value of residential real estate in the U.S. decreased, the risk level in commercial real estate increased, and the rise in risk spread to the various markets in Europe and worldwide. As a result, risk increased in exposure to financial entities such as REITs and companies that provide and manage mortgages, as well as in financial instruments such as mortgage-backed securities (MBS) which are affected by the volatility in real-estate prices.

The Board of Directors and the Board of Management of the Bank continually monitor developments in the global markets and their effect on the risk in the portfolio, and update policy accordingly.

Additional details regarding the Group's MBS portfolio are provided in the section "Activity of the Bank Group in Asset-Backed Securities."

Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses

A circular of the Supervisor of Banks on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses" (hereinafter: the "Circular" or the "Directive") was issued on December 31, 2007. The Circular is based, among other things, on U.S. accounting standards and the related regulatory directives of bank supervision agencies and the Securities and Exchange Commission in the United States. The fundamental guiding principles of the Circular represent a substantial departure from the current directives. For further details, see Note 5(3) to the Condensed Financial Statements as at March 31, 2008.

Management of Market and Liquidity Risks

Market and liquidity risks are managed based on a global view of the Bank's activity in Israel and at its branches abroad, taking into account the activity of the banking subsidiaries.

The Board of Management and the Board of Directors approve areas of activity and risk limits. Global asset and liability management (ALM) and trading management (in the dealing rooms and in the proprietary bond portfolios) are performed under the responsibility and direction of the Global Treasurer. Routine management and supervision are under the responsibility of managers in the Asset and Liability Management Division in Tel Aviv, in asset and liability management units at the Bank's branches abroad, and in the dealing rooms in Tel Aviv, New York, and London, as relevant. These units report to the Head of Global Treasury.

In accordance with the Supervisor of Banks' Proper Conduct of Banking Business Directive No. 339 concerning risk management and control, the Bank has a unit engaged in operational and market risk management. This unit reports to Head of Risk Management. Within the unit, market and liquidity risk assessment and control are performed by the Market and Liquidity Risk Management Department, independently and in addition to the monitoring and analysis performed as part of the Global Treasury Area's activity.

Routine control and monitoring of activity at branches abroad are performed by local units, with full coordination and routine reports to the corresponding Head Office units: the Exposure Management Department in the Global Treasury Area and the Market and Liquidity Risk Management Department in the Risk Management Area.

In addition to the assessment of risks, examination of outcomes, and routine control of compliance with limits, the Execution and Control Unit in the Global Treasury Area performs control activities. This control is operational and is aimed at checking for correctness, completeness, and congruence among the different databases in the various reporting systems, and identifying operational errors.

Market and Liquidity Risk Policy and Management

Risk limits reflect the Bank's risk appetite - the extent of risk to which the Board of Management and the Board of Directors are willing to expose the Bank. The limits are approved by the Board of Directors and anchored in regulations, including, among other things, limits on the sensitivity of the Bank's economic value to changes in the primary risk factors and specific limits for each of the various trading activities. A summary of the main limits is presented below.

ALM and market and liquidity risk management policy are defined and controlled by the Global Asset and Liability Management Committee of the Bank's Board of Management, headed by the Bank's Chief Executive Officer.

Policies, including the limits established, are submitted for discussion and approval to the Global Asset and Liability Management Committee of the Bank's Board of Management, the Business and Budget Committee of the Board of Directors, or the plenum of the Board of Directors, as relevant. Market-risk management policy is aimed at increasing expected returns on an economic basis, while maintaining approved and controlled risk levels.

Ongoing activity is conducted by secondary committees led by the Head of Global Treasury, with the participation of senior Bank officials. Local committees also operate in New York and London. The committees operate on the basis of resolutions adopted by the Board of Directors or by its committees regarding exposure to market and liquidity risks, subject to the directives issued by the Supervisor of Banks or by the local regulator, as relevant.

The Business and Budget Committee and the Risk Management and Basel II Implementation Committee of the Board of Directors and the plenum of the Board of Directors receive reports on activities, exposures, results of operations, and execution of approved policy at least once each quarter.

Market and liquidity risks are managed separately by each banking subsidiary in the Bank Group, according to policy formulated by each company's board of directors. Market and liquidity risks are assessed and controlled based on a uniform methodology at the Group level, under the direction of the Risk Management Area, taking into account the size of capital and the unique characteristics of the activity of each banking subsidiary.

Subsidiaries' exposures to market and liquidity risks are examined by the Market and Liquidity Risk Management Department in the Risk Management Area, and reported to the Board of Management and the Board of Directors of the Bank at an appropriate frequency based on the risk level.

Market risks derive from the Bank's exposure to price changes in the financial markets in which it operates. The Bank is exposed to changes in interest rates ("interest-rate exposure"), exchange rates ("currency exposure"), and inflation ("linkage-base exposure"). Liquidity risk arises from uncertainty with regard to the availability of resources, and is addressed separately.

Market Risks

Market-risk exposure management at the Bank differentiates between exposures that arise in the course of the Bank's routine asset and liability management (ALM - banking book, "non-trade") and trading exposures ("trade"). A detailed description of the management of market risks in ALM and trade activity appears in the Financial Statements as at December 31, 2007.

Liquidity Risk

Liquidity risk in foreign currency and in shekels in the various segments of activity is managed and controlled routinely, in order to ensure that the Bank can compete effectively even during situations of exceptional demand and supply in the financial markets.

Routine liquidity management is under the responsibility of the ALM Division and is carried out through the liquidity units, in shekels and in foreign currency. In accordance with the Proper Conduct of Banking Business Directive regarding liquidity management, the Bank uses an internal liquidity-risk assessment model, as detailed in the Financial Statements as at December 31, 2007. A daily liquidity-risk report is generated by the ALM system, a comprehensive asset and liability management system.

Risk Assessment and Control

Identification and assessment of risks, monitoring of limits on the level of risks, and reporting of findings are carried out or controlled by the Risk Management Area, independent of the routine analyses and reports performed as part of the operation of the Global Treasury Area.

The Market and Liquidity Risk Management Department in the Risk Management Area is responsible for the formulation of market and liquidity risk assessment methodology, in line with the strategic goals of the Bank Group, and for the control of market and liquidity risks in the Group.

The Bank's risk level is measured and controlled according to procedures that include, among other things, limits in terms of the sensitivity of the Bank's economic value to changes in the primary risk factors. In addition, a risk estimate is calculated using the VAR (value at risk) method.

The VAR method is used to estimate the maximum potential loss to a corporation resulting from the materialization of market risks within a given period of time and at a level of statistical significance predefined by the Bank and approved by the Board of Directors.

Risk assessments as well as limit control of trading positions are performed at least once daily.

Market Risk Assessment Methodology

The risk is calculated for a horizon of ten business days and at a significance level of 99%. The higher of the risk-level outcomes of two commonly accepted risk-assessment methods (historical simulation and Monte Carlo simulation) is taken into account. A full revaluation of the trading portfolio is performed every business day, numerous times under various scenarios, in order to produce an estimate. An assessment of the risk level of the Bank's overall activity is executed once a month, using a historical simulation with a one-month horizon.

In addition, a backtest procedure is performed routinely, based on the criteria recommended by the Basel Committee, in order to examine the validity of the risk-assessment model. The results of these tests are reported annually to the Board of Management and to the Board of Directors. For an extensive description of this methodology, see this section in the Financial Statements as at December 31, 2007.

Overall Activity of the Bank

Set out below are the main data for the reporting period:

Sensitivity of the Bank's capital to changes in the CPI (Theoretical change in economic value as a result of each scenario)

Scenario	**March 31, 2008**	Maximum in January-March 2008	Minimum in January-March 2008
	NIS Millions		
1% decrease in CPI	**(51.6)**	(74.3)	(51.6)

The Bank operates in currency markets through spot and forward transactions, as well as through options, both on its own behalf and on behalf of its customers. Consequently, the Bank has activity in most of the world's tradable currencies, in developed markets as well as emerging markets. Due to the limits imposed on currency exposure, key points of which are noted in the summary of limits below, net currency exposure is relatively low.

Set out below are the main sensitivities to currency exchange rates as at March 31, 2008:

Sensitivity of the Bank's capital to changes in main currency exchange rates (Theoretical change in economic value as a result of each scenario; an appreciation scenario indicates strengthening of the currency in question against all of the other currencies)

Currency	10% appreciation	5% appreciation	5% depreciation	10% depreciation
	NIS millions			
USD	(168.1)	(80.3)	76.6	146.9
JPY	27.0	14.7	(17.8)	(36.8)
EUR	(21.0)	(9.2)	11.4	26.8
CHF	12.5	6.5	(6.9)	(20.2)
GBP	15.0	6.0	(3.13)	(4.1)
TRY	8.6	4.3	(4.3)	(8.6)

Limits are imposed on the sensitivity of the capital of the Bank (including financial subsidiaries managed by the Bank) to a scenario of change in the shekel, CPI-linked, and dollar interest-rate curves. The limit on sensitivity to the dollar interest rate also refers to sensitivity derived from the management of the mortgage-backed securities (MBS) portfolio in New York. Further details on this subject are provided in the section "Activity of the Bank Group in Asset-Backed Securities."

Sensitivity of the Bank's capital to parallel shifts in interest-rate curves (Theoretical change in economic value as a result of each scenario)

Scenario		**March 31, 2008**	Maximum in Q1 2008	Minimum in Q1 2008
		NIS millions		
1% shift in CPI-linked interest rate (Sensitivity arises entirely from the banking book)	Decrease	**(152.4)**	(152.4)	(139.2)
1% shift in unlinked interest rate	Decrease	**(242.5)**	(243.2)	(241.9)
Of which, in the banking book	Decrease	**(267.0)**	(271.6)	(106.1)
1% shift in foreign-currency interest rates (Sensitivity arises entirely from the banking book)	Increase	**(271.1)**	(271.1)	(151.2)

Trading Activity

Set out below are the main data for the reporting period:

VAR Estimates of Trading Activity

Scenario	**March 31, 2008**	Average in Q1 2008	Maximum in Q1 2008	Minimum in Q1 2008
	NIS millions			
Bond trading	**15.3**	6.4	17.9	2.0
Trading in the dealing room	**38.1**	30.5	45.3	20.3
Total trading in Israel	**53.4**	36.9		

Procedures for Exposure to Market and Liquidity Risks

In early 2008, the Board of Directors approved a document on exposures to market and liquidity risks, based on the work plan of the Global Treasury Area.

The approved limits include a general limit for the overall risk estimate of the Bank, limits on the overall sensitivity of the Bank to risk factors, and risk limits in the various areas of trading activity, including the establishment of a risk limit for activity in foreign-currency interest rates. Utilization of the approved limits, as listed below, is subject to approval by the Global ALM Committee.

Set out below are the principal limits on exposures to market risks, overall for the Bank and separately for overall trading activity:

	Limit	NIS millions	% of active financial capital
Overall Bank	Overall risk estimate	1,000	
	Sensitivity to 1% change in interest rate curve:		
	CPI-linked shekel	500	
	Unlinked shekel	620	
	Foreign currency	720	
	Linkage base exposures by segment:		
	CPI-linked shekel		+/-100
	Foreign currency, including foreign currency linked		+/-30
	Sensitivity to 3% change in shekel/dollar exchange rate	150	
Of which, trade	Overall risk estimate (VAR)	250	
	Shekel/foreign currency exposure		+/-10
	Sensitivity to 3% change in shekel/dollar exchange rate	60	
	Foreign currency exposure / foreign currency in trading and currencies	800	

Reporting

The Board of Directors and its committees (the Business and Budget Committee or the Risk Management and Basel II Implementation Committee, as relevant) receive periodic reports on exposures, results, and execution of approved policy. Details of these reports appear in the Financial Statements as at December 31, 2007.

During the reported period, periodic control reports were submitted to the Board of Directors of the Bank in which no material exceptions from procedures were noted.

The Bank is required to maintain a minimum capital ratio in respect of market risks on the basis of a standard model defined by the Bank of Israel. The regulatory rate of capital adequacy is calculated for interest-rate risks in the areas of trading alone, as defined above, and for currency and inflation risks at the Bank Group.

The capital required in this respect on March 31, 2008, was NIS 516 million, of which NIS 391 million were in respect of the Bank and financial subsidiaries managed by the Bank, and NIS 125 million were in respect of other subsidiaries.

Set out below are details of the required capital for market risks:

	Bank	Subsidiaries	Total required capital
		NIS millions	
Exchange-rate risk	158	84	242
Interest-rate risk	262	45	307
Share risk	2	-	2
Option risk	33	-	33
Total	455	129	584

Operational Risks

Operational risk is defined as the risk of loss resulting from failed or faulty internal processes, human actions, system malfunctions, or external events. The definition includes legal risk, but does not include strategic risk or reputation risk.

Operational risk management policy is aimed at supporting the achievement of the Group's strategic objectives and maximizing business value, while taking into consideration the costs in terms of risk, by all responsible parties at all levels of the organization. The managerial process is oriented towards execution based on the designation of risk ownership. The goal is for communication and prudent treatment with regard to operational risks to contribute to managerial decision-making, based on considerations of business value versus cost in terms of risk, both on the level of the management of the organization and on the level of the various units.

The responsibility for routine operational risk management and for activities aimed at mitigating the risk lies with the Area managers and the managers of subsidiaries in the Bank Group. These activities are overseen by the Operational Risk Management Department at the Risk Management Area. Routine activity is conducted at the Bank's units and in the Group by a network of operational risk controllers, based on the matrix management principle; controllers report organizationally to Area managers or CEOs of subsidiaries, and receive methodology guidance from the Operational Risk Management Department.

Operational risk management activity is supervised and directed by three forums:

- The Board of Directors' Committee on Risk Management and Control and Basel II Implementation;
- The Board of Management Committee on Risk Management and Basel II Implementation, headed by the CEO;
- The Sub-Committee on Operational Risk Management, headed by the Head of the Risk Management Area

The operational risk management policy was approved by the Board of Directors of the Bank. The policy document serves as a framework for operational risk management within the Group, in accordance with uniform principles and reporting duties, taking into consideration the Basel II guidelines. The bank is preparing to implement the Basel II recommendations in stages, as part of the preparations for the Basel II Sound Practice principles, in line with the Bank's policy in this area. The Bank of Israel has published draft standards related to operational risk management and the internal control structure, which match the recommendations of the Basel Committee. These drafts serve as the basis for dialogue on this subject between the Supervisor of Banks and the banking sector, within designated committees.

In the area of information security, activity is conducted as required under the directives of the Bank of Israel, the Protection of Privacy Law, and other laws, as relevant, with the aim of protecting the information-technology system and minimizing information-security risks.

The Supervisor of the Prohibition of Money Laundering and Prevention of Terrorism Financing

During the first quarter of 2008, the development and improvement of control systems and the system for reporting to the Israel Money Laundering Prohibition Authority continued. Upgrades were made to the system for scanning names against international alert lists of entities and individuals that pose a risk in relation to the prohibition on money laundering and prevention of the financing of terrorism. Training and implementation of legal directives continued, with an emphasis on international banking activity, accounts of foreign residents, and transactions with banks in the Palestinian Authority. In training activity, a training film was viewed and discussed at the Bank's branches.

The routine training and implementation activities contribute to stronger compliance, on one hand, and an increase in the number of reports handled by the Prohibition of Money Laundering and Prevention of Terrorism Financing Unit, on the other hand.

The unit is continuing to develop new tutorials on subjects related to the prohibition of money laundering and the prevention of terrorism financing, with adaptations for changing legal and business conditions.

The unit continues its initiatives in developing new control tools, in order to reinforce its ability to identify and examine activities that appear to be unusual in the context of the prohibition of money laundering or activities that appear to be related to terrorism financing. The unit is responsible, among other things, for preventing the performance of such acts by or through the Bank and for reporting them to the Israel Money Laundering Prohibition Authority and/or to the Israel Police, as relevant.

In addition, the Supervisor of the Prohibition of Money Laundering continues to monitor and control the activity of branches and subsidiaries abroad in all matters related to the prohibition of money laundering and the prevention of terrorism financing.

The unit actively participates in content management on the website for the Bank's Compliance Officers. The website provides general and specific information on subjects related to compliance, originating in Israel and elsewhere; serves as a real-time help center; and is an important tool for the absorption of regulations, making use of lessons learned from events arising from banking activity.

The Bank and its subsidiary companies have completed the procedures, operational systems, and training required under the provisions of the Amendment to the Money Laundering Prohibition Order (Identification, Reporting, and Record Keeping Duties of Banking Corporations for the Prevention of Money Laundering and Terrorism Financing), 5761-2001 dated December 12, 2006, that took effect in 2007, as well as the provisions that took effect on February 12, 2008.

On September 24, 2007, the Bank announced that in light of the government's decision to declare the Gaza Strip a hostile territory, the Bank had decided to terminate banking activity with banks and branches located in the Gaza Strip. At this stage, this activity continues to be carried out, at the request of the Bank of Israel and the Ministry of Finance.

Activity of the Compliance Officer Unit

Proper Conduct of Banking Business Directive No. 308, represents an important phase in adherence to and compliance with consumer-protection directives relevant to the Bank's operations, in regard to the relationship between the Bank and its customers.

The appointment and activity of a Compliance Officer are required under the general framework of risk management in a banking corporation. The Compliance Officer's role involves assisting the Board of Management and the Board of Directors in fulfilling requirements in these areas, reducing the corporation's exposure to legal claims, and protecting the corporation's reputation.

The Compliance Officer Unit monitors gaps and violations (if any) in the area of consumer-protection directives. In addition, changes in legislation and in the directives of the Bank of Israel are monitored, as they pertain to consumer-protection directives.

Main activities during the first quarter of 2008:

Work sessions were held with professional units supporting the execution of the compliance plan. In the area of training and implementation of consumer-protection directives, visits were made to branches and Regional Administrations in order to conduct explanatory activities and raise awareness of the importance of this subject. The unit continues to monitor the process of implementation of consumer-protection directives through tutorials prepared by the Compliance Officer Unit.

Seminars were held for Compliance Officers. In addition, branch Compliance Officers performed control processes in areas related to consumer-protection directives, focusing on improving data on accounts opened for non-residents and improving data on encoded accounts.

The Unit is coordinating a project in the area of training and authorizations for opening accounts, so that all employees who handle account opening will have the appropriate training.

In the area of computerization, processes were completed for the setup of two new computerized systems:

1. The Consumer Protection Directives Compliance Control System, which is used to transmit deficiencies identified that are related to consumer-protection directives directly to branch Compliance Officers' desktops. A first query has been distributed to all branches. The system was favorably received by branch employees, and cooperation has been satisfactory.
2. Development of the Infrastructure Survey System, which will ensure that the Bank is prepared to implement and fulfill its duties derived from consumer-protection directives, in the prevention of exposures and in the resolution of gaps and risk areas, in accordance with Proper Conduct of Banking Business Directive 308. The system's interface is currently being improved and made more user-friendly.

The Compliance Officers' website and forum are a significant aid to the routine activity of Compliance Officers and to increasing their knowledge and professional expertise. The website is used by the community of Compliance Officers at branches, Regional Administrations, and the Head Office. The site contains professional content and serves as an efficient tool for the benefit of all members of this community.

Regulatory Risk

Changes in legislation as well as various regulatory developments, which result, among other things, in the imposition of limits on holdings of shares of the Bank and on holdings by the Bank in shares of entities related to the Bank, influence the Bank's operations and may influence its business results.

As a "bank" and as a "banking corporation," the Bank's activities are guided and bound by a system of laws, orders, and regulations, including, among others, the Banking Ordinance, 1941; the Bank of Israel Law, 5714-1954; the Banking (Licensing) Law, 5741-1981; and the Banking (Service to Customers) Law, 5741-1981; as well as other laws with implications for its activity, such as the Securities Law, 5728-1968; the Supervision of Financial Services (Profession of Pension Advising) Law, 5765-2005; the Regulation of Engaging in Pension Advising, Pension Marketing, and Investment Portfolio Management Law, 5755-1995; and regulations and rules including the rules of the Governor of the Bank of Israel, and the directives, guidelines, and position statements of the Supervisor of Banks.

Banking laws include directives which apply to numerous areas of the Bank's activity, to the point that there is no area, or almost no area, of its activity that is not influenced by them to some degree. Banking laws also influence the Bank's subsidiaries, including those not considered "banking corporations," and to a lesser extent, companies related to the Bank.

Under the banking laws, the Bank is subject to supervision by the Bank of Israel, and in particular, supervision by the Governor of the Bank of Israel and by the Supervisor of Banks. In addition, the Bank is subject to supervision by agencies within government ministries, particularly the Ministry of Finance.

Banking laws refer to the Bank's capital and to the manner of its management, including the imposition of external and internal auditing and internal controls; they also determine the areas of activity in which the Bank is permitted to engage, and the other legal entities in which the Bank is permitted to hold control or to hold means of control at specified rates; and they restrict the extent of the Bank's influence on controlled, related, and other companies in which it holds means of control.

These laws restrict the Bank's freedom of investment, particularly in "non-financial corporations," as defined in the Banking (Licensing) Law. The banking laws impose certain usages of assets on the Bank, and they impose restrictions and conditions for other usages of its assets.

Competition Risk

The Bank is exposed to competition in Israel, in all areas of banking business in which it is engaged. The Bank also faces additional competitors in Israel and abroad, which offer alternative financial tools to those offered by the Bank.

Legal Risk

According to the Bank of Israel's definition, legal risk is "the risk of a loss due to the inability to enforce an agreement by legal actions."

Risks of this kind in the Bank's work may arise from a wide range of diverse circumstances. Thus, for example, risks may arise from the absence of written documentation of contractual engagements between the Bank and its customers, or between the Bank and its suppliers or others, deficient signatures, and/or a lack of details in written agreements; from improperly phrased agreements and/or agreements open to interpretation that does not reflect the Bank's intentions; or from agreements that are subject to cancellation (in full or in part) and/or that include unenforceable directives or other legal flaws.

The Bank takes a broad approach to legal risks, encompassing risks arising from primary and secondary legislative directives, regulatory directives, rulings of courts, tribunals, and other entities with quasi-judicial authority, risks arising from activity not backed by legal counsel or from flawed legal counsel, and risks arising from legal proceedings.

Legal risks are naturally intertwined with operational risks, as for example in the case of the possible absence of a full, written, legally signed agreement in a particular transaction, despite the fact that an agreement of the same type exists at the Bank and is used in the ordinary course of its business. Legal handling of these issues emphasizes the following points:

- Identifying and addressing areas of material legal risk, with the appointment of an officer responsible for implementing the directives.
- Preparing suitable agreements, guidelines, and procedures in order to ensure that risk-prevention measures are implemented.
- Examining the implications of legislative directives (including court rulings) and directives of government agencies, and their consequences for the Bank's work.
- Drawing conclusions from legislative changes (including court rulings) and applying those conclusions in the legal documents customarily used at the Bank; delivering opinions on such matters to the relevant Bank units.
- With regard to subsidiaries in Israel and abroad, the plan delineates a general risk-management policy which each subsidiary must adapt to its circumstances and operations; mechanisms for reporting to the Head of Legal Risk are also required of these subsidiaries.

Poalim in the Community - Social Involvement and Contribution to the Community

Strategy and Vision

As part of the Bank Hapoalim Group's vision, strategy, and corporate values, the Bank is committed to an active, leading role in the community, alongside its business leadership and economic initiatives. This involvement, implemented through "Poalim for the Community," is part of an advanced managerial concept stating that an organization that operates within the community, and draws both its employees and customers from it, is an integral part of that community, and as a business leader, should strengthen the community and take a leading role in the advancement and improvement of conditions for all members of the community, especially those who are underprivileged.

In the spirit of this business philosophy, the Bank conducts a varied and extensive range of community-oriented activities that take the form of social involvement, monetary donations, and large-scale volunteer activities in which both members of management and employees participate. Activity on behalf of the community is an important factor in cultivating employees' sense of pride and cohesion.

Ongoing Activities

All of the Bank's community-oriented activity is organized under the "Poalim for the Community" framework (hereinafter: "Poalim for the Community"); part of the activity is conducted through the "Poalim for the Community Foundation (Registered Non-Profit Organization)" (hereinafter: "Poalim for the Community Foundation"), and the rest is conducted through other channels, described below. "Poalim for the Community" devotes special attention to work with children and adolescents, with the aim of advancing the generation of the future. However, the activity of "Poalim for the Community" is extensive and varied, and includes other target audiences as well.

Through the areas of activity described below, and through the various projects promoted by the Bank Group, the Group's involvement in the community in the first quarter of 2008 was expressed in a financial contribution of approximately NIS 12 million.

The following are details of the various channels and projects:

"Poalim Volunteers" employee volunteer project - Several Bank units collaborate on this project, aimed at assisting employees interested in volunteering for community activities. The Bank units involved are the Human Resources Area, the Logistics and Procurement Area, the Employees' Union, the Head of Community Affairs, Regional Administrations in the Retail Banking Area, and the "Matan" Foundation. Within this collaboration, employees are offered a wide variety of volunteering possibilities, for groups, branches, or individuals. Other Bank employees also volunteer individually with the Bank's assistance.

"Poalim for the Community" Foundation - Monetary donations to the numerous organizations supported by the Bank Group are made via the "Poalim for the Community" Foundation. Donations are given to organizations that fulfill the criteria defined under the Foundation's donation policy.

In the first quarter of 2008, as in previous years, the "Poalim for the Community" Foundation contributed to a large number of causes, including assistance for children and youth, strengthening disadvantaged population groups, and support for educational, culture, welfare, health care, and science institutions. Through the Foundation, the Bank contributes to higher-education institutions, to scholarships for university students and underprivileged schoolchildren, and to the creation of educational initiatives and enrichment programs for children and youth, as well as for children who are hospitalized and need special assistance in order to progress in their studies.

The "Poalim for the Community" Foundation contributes to the advancement of culture and the arts, and makes donations to various activities throughout Israel, focusing on enrichment programs for children and youth via innovative educational projects. The Foundation helps to run workshops in Jewish and Arab schools throughout Israel in order to promote understanding and coexistence among the peoples and to encourage tolerance and democracy.

Another important area in which the "Poalim for the Community" Foundation is a regular donor is health care. The "Poalim for the Community" Foundation supports several medical centers, with donations intended mainly to improve conditions of patients' treatment and hospitalization.

The Foundation also promotes projects aimed at integrating persons with disabilities into community life. In addition, the Foundation contributes to organizations that help realize wishes of children suffering from cancer.

"Read & Succeed" community project - "Poalim for the Community" is committed to changing the reading habits of Israeli children and youth. In addition to its ongoing community activities, the Foundation decided in 2004 to initiate a focused effort to bring about fundamental changes in the reading habits of Israeli children and youth. The project has continued in 2005-2008. The aim of the project is to raise public awareness of the encouragement of reading. The project includes a public informational campaign, distribution of books, funding of story hours throughout Israel, activities during National Book Week, and collaboration with the Children's Channel and other media.

Community-oriented sponsorships - "Poalim for the Community" is involved in various community activities through community-oriented sponsorships, primarily encouraging excellence in sports, funding cultural events, and assisting health-care institutions.

Donations of computers and accompanying equipment - The Bank is aware of the paramount importance of investments in technological education for children and youth, and accordingly donates computers and other accompanying equipment each year.
In the first quarter of 2008, the Bank donated 95 computer systems as well as additional accompanying equipment.

"Poalim for Culture and Nature in Israel" - The Bank believes that closeness to our heritage and culture is of the utmost importance, and has therefore resolved to make it possible for parents and children throughout Israel to travel during holidays and enjoy a variety of sites all over the country, without the visits causing a heavy financial burden for the families. During Passover 2005, the Bank launched a special project in which all Israelis were invited to visit sites throughout Israel free of charge during Chol Hamoed (the holiday week).This project has become a tradition, and continued during Passover in April 2008.

Support for culture and arts - Each year, the Bank contributes to the promotion of culture and the arts through donations and sponsorships; for example, the Bank provides support to museums throughout Israel. Likewise, the Bank accompanies and supports, through multi-year agreements, several internationally recognized cultural institutions which are committed to leadership and excellence in their field: the Bank supports the activity of the Batsheva Dance Company through three-year scholarships for dancers, and supports the Israel Philharmonic Orchestra and the Cameri Theater under five-year agreements.
The Bank also holds art exhibits at its Head Office building, with revenues devoted to the various foundations that participate in this initiative.

"From Three to Five" Project - Bank Hapoalim participates in the efforts of the Israel Technion Society and the ORT organization to help students from lower socio-economic backgrounds improve their academic achievements in mathematics. The aim is to increase the number of applicants for the five credit points matriculation exam in mathematics by about 5%. The Bank's involvement enabled 1,500 students to participate in the project during the current academic year.

"Matan - Your Way to Give" (hereinafter: "Matan") **-** Since 1999, the Bank has engaged in activity on behalf of the community in cooperation with the "Matan - Your Way to Give" Foundation. Through the "Matan Campaign," employees engaged in volunteer work gain awareness of community needs and the importance of giving, and bring this message to their colleagues. The model is based on partnership between management and employees in the workplace. All donations to "Matan" by employees and management are intended for a wide variety of community causes, aimed at supporting and strengthening disadvantaged groups in society. Donations are distributed in a special procedure that involves an examination of needs and effectiveness. Bank employees participate as volunteers on the "Matan" fund designation committee, which decides on the distribution of the funds in the community, and as "Matan Observers," assisting in the monitoring process of use of the funds donated.
"Matan" is committed to transferring donations to organizations or community causes chosen by the employee.

Corporate Social Responsibility

Corporate Social Responsibility (CSR) refers to business organizations' activity aimed at generating profits responsibly, while reducing the firm's negative impact on the environment and on society, such as through the prevention of pollution, and increasing its positive impact, such as through financial education for the community.

The Bank is working to incorporate social responsibility in its ongoing activity. For this purpose, the Bank is preparing an organization-wide program to instill social responsibility in all areas of its activity. The Bank's objective is to meet international standards in this field.

As part of this program, a detailed gap analysis is being performed in reference to the leading framework of CSR indicators: the Global Reporting Initiative (GRI). These indicators are used by the best business organizations in the world. The diagnostic process involves an examination of the Bank's position relative to indicators and metrics derived from GRI in the areas of the environment, society, and economy. The diagnostic process is being conducted with the assistance of professional teams in the various areas of activity. The outputs of the diagnosis and the teams' work will include a CSR report for 2007, to be published in 2008, and a plan for activities to promote corporate social responsibility at the Bank.

Internal Auditor

Details regarding the Group's internal auditing, including the professional standards under which the internal audit operates and the considerations involved in formulating the yearly and multi-year work plans, are described in the Annual Report for 2007. No material changes occurred in this regard during the reported period.

Disclosure Regarding the Procedure for Approval of the Financial Statements

The Board of Directors of the Bank is the organ charged with overarching control at the Bank, pursuant to the resolution of the Board of Directors of June 29, 2006, and with the approval of its financial statements.

The Board of Directors has established the Balance-Sheet Committee, which is responsible for examining the draft of the financial statements presented to it and making a recommendation to the Board of Directors with regard to the approval of the financial statements. The names and qualifications of the nine members of this committee are detailed in the section "The Board of Directors and the Discharge of its Functions" in the Board of Directors' Report for 2007.

The Balance-Sheet Committee discusses the annual and quarterly financial statements of the Bank (the "Financial Statements") and presents its recommendations with regard to the approval of the Financial Statements to the Board of Directors of the Bank, prior to the date of approval of the Financial Statements by the Board of Directors.

The Bank's external auditors, Ziv Haft CPA (Isr.) and Somekh Chaikin CPA (Isr.) (the "Auditors"), are invited to the meetings of the Balance-Sheet Committee and of the Board of Directors in which the Financial Statements are discussed and approved, and they attend all such meetings. The Bank's Internal Auditor, Mrs. Orit Lerer, also participates in the discussions of the Balance-Sheet Committee and the Board of Directors in which the Financial Statements are approved.

Through detailed presentations by officers and others at the Bank, including the Chief Financial Officer Mr. Barry Ben-Zeev and the Chief Accountant Mr. Ofer Levy, the Balance-Sheet Committee examines the material issues and critical estimates applied in the Financial Statements; the reasonableness of the data; the accounting policies applied and the changes thereto, if any; and the implementation of the due disclosure principle in the Financial Statements and in the accompanying information.

As part of the discussion of the Financial Statements, the Balance-Sheet Committee also discusses the Bank's doubtful debts, in Israel and at the branches abroad, and makes recommendations to the plenum of the Board of Directors for the approval of provisions in respect of doubtful debts in Israel and at the branches abroad. As part of the discussion of the Financial Statements, the Balance-Sheet Committee also receives reports about problematic borrowers of the Bank in Israel and at the branches abroad.The Balance-Sheet Committee also discusses and examines the Bank's exposure to risks and the reflection and effect of risks on the Financial Statements.

In addition, as required in the amendment to the control permit received by the controlling shareholder Arison Holdings (1998) Ltd. from the Bank of Israel, the Bank's doubtful debts in Israel and at the branches abroad are also discussed by the Audit Committee. The names and qualifications of the five members of the committee are detailed in the section "The Board of Directors and the Discharge of its Functions" and in the section "Report on Directors with Accounting and Financial Expertise" in the Board of Directors' Report for 2007.

The Audit Committee also discusses the methodology for classification of problematic debts and provisions for doubtful debts, and the principal trends and changes in doubtful-debt data in Israel and at the branches abroad.

The Audit Committee also receives reports of and discusses material deficiencies and weaknesses in the internal control of financial reporting, if and as found, and receives reports of any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a role in the internal control of financial reporting at the Bank, as required under Directive 645 - Disclosure Certification of the Public Reporting Directives of the Supervisor of Banks.

The Auditors, the officers of the Bank, and the Internal Auditor are invited to and attend the meeting of the Audit Committee in which the disclosure required in the Financial Statements is discussed, as noted above.

The Balance-Sheet Committee and the Audit Committee hold several meetings on these subjects, as necessary, and present their recommendations to the plenum of the Board of Directors, prior to the date when the Board of Discussion discusses the Financial Statements.

Other Matters

On November 29, 2004, investigators from the Antitrust Authority arrived at the Bank's Head Office and seized various documents. The Antitrust Authority did not disclose to the Bank the reason for the seizure of the documents or the subject of its investigation.

As published in the press, investigators from the Antitrust Authority also seized documents at the headquarters of Bank Leumi on the same day. Soon after, similar operations were carried out at the headquarters of Discount Bank and Mizrahi-Tefahot Bank. In July 2005, and subsequently, the Bank was asked to provide the Authority with additional materials. Several Bank employees were also called into the Authority's offices for questioning.

On March 19, 2008, the Bank received notification from the Antitrust Authority that the Antitrust Commissioner is considering the possibility of exercising her authority under Section 43(A)(1) of the Restrictive Trade Practices Law, 5748-1988 (hereinafter: the "Restrictive Trade Practices Law") to determine that binding arrangements existed between the Bank and Bank Leumi, Discount Bank, Mizrahi Bank, and First International Bank, with regard to the transfer of information concerning fees. The Commissioner stated that the Bank may present its position to her, in writing, by June 14, 2008, prior to her decision as to whether to exercise the said authority.

On March 6, 2005, the Israel Police opened an overt investigation of suspicions of violations of the Money Laundering Prohibition Law. In the course of the investigation, the police seized documents and records from various Bank offices and from the offices of Poalim Trust Services (hereinafter: the "Trust Company"). In addition, certain customers' accounts were frozen, some of which serve as collateral for credit. The police summoned employees of the Bank and of the Trust Company, including officers, for questioning.

Further to this investigation, in February 2006, two mid-level employees at one of the Bank's branches were indicted for an offense under the Prohibition of Money Laundering Law.

In the Bank's opinion, based on the information available to it at this stage, the Bank's exposure in respect of the matters known to be under investigation is not material to its business. However, at this stage the Bank cannot estimate the outcome and consequences of the investigation.

The annual ordinary general meeting of the Bank's shareholders convened on March 20, 2008. Among other things, the shareholders resolved to approve the re-election of the directors Oded Sarig, Mali Baron, Leslie Littner, Nir Zichlinskey, and Ronen Israel; and to approve the terms of service of the members of the Board of Directors, including the approval of the terms of service of Chairman of the Board of Directors Mr. D. Dankner for 2007, including the granting of options, and the agreement with Mr. D. Dankner with regard to his service as Chairman of the Board of Directors of the Bank, including basic terms of employment (salary and benefits), for the period from January 1, 2008 to June 30, 2012.

The shareholders further resolved to ratify the terms of the directors' and officers' liability insurance; to approve the commitment to indemnify the directors Efrat Peled, Yair Orgler, Oded Sarig, Mali Baron, Leslie Littner, Nir Zichlinskey, and Ronen Israel, under the same indemnification terms approved in the past for the other directors of the Bank; and to approve the re-appointment of Ziv Haft Certified Public Accountants and of Somekh Chaikin Certified Public Accountants.

Further to the information reported in the section on the Bank Group's activity and business developments in the Financial Statements as at December 31, 2007, regarding investments in the Bank's share capital, note that:

The issued and paid-up share capital of the Bank as at March 31, 2008 amounts to NIS 1,262,966,247, composed of 1,262,966,247 ordinary shares of par value NIS 1 each.

The issued and paid-up share capital of the Bank near the date of publication of these financial statements amounts to NIS 1,315,561,388, an increase of 52,595,141 shares, resulting from an issuance of capital to York Capital Management and the exercise of option notes granted to the Bank's employees.

On April 7, 2008, the Bank allocated 52,500,000 ordinary shares of the Bank and 7,000,000 options convertible into shares to York Capital Management, for a total consideration of NIS 735 million. The issuance of the shares and options will be reflected in the financial statements of the Bank starting in the second quarter of 2008.

In addition, up to near the date of publication of the financial statements, 95,141 shares were issued to employees of the Bank as a result of the exercise of options notes, within the option plan for employees.

The holders of the permit for control of the Bank at the date of publication of the financial statements are Ms. Shari Arison and Mr. Micky Arison. Their stake in the Bank is held through several trusts that have holdings in the following Israeli companies, which own shares of the Bank:

Arison Holdings (1998) Ltd. (hereinafter: "Arison Holdings") holds shares comprising approximately 19.97% of the Bank's share capital near the date of publication of the financial statements, which constitute the "controlling interest" (as defined in the control permit issued by the Governor of the Bank of Israel).

Arison Investments Ltd. (a sister company of Arison Holdings; hereinafter: "Arison Investments"), through a wholly-owned subsidiary, holds approximately 82.2% of the share capital of Salt Industries Ltd., which holds shares comprising approximately 5.76% of the share capital of the Bank.

Near the date of publication of the financial statements, the Arison Group (through Arison Holdings and Arison Investments) holds a total of approximately 25.7% (25.2% fully diluted) of the share capital of the Bank.

On February 13, 2008, the Board of Directors of the Bank resolved to allocate 825,000 nontradable option notes exercisable into ordinary shares of the Bank to Mr. Dan Dankner, Chairman of the Board of Directors. The allocation of the aforesaid option notes to the Chairman of the Board of Directors was approved on March 20, 2008 by the general meeting of shareholders.

On March 30, 2008, the Board of Directors of the Bank resolved to allocate 1,140,000 nontradable option notes exercisable into ordinary shares of the Bank to Mr. Zvi Ziv, CEO of the Bank.

The option notes to be allocated to Mr. Dankner and Mr. Ziv will be blocked for a period of two years from the date of allocation, and will be exercisable for two additional years from the end of the blockage period.

Upon exercising the aforementioned option notes, the Chairman of the Board of Directors and the CEO will be entitled to receive shares from the Bank in an amount reflecting the value of the benefit at the exercise date; i.e., the difference between the price of the Bank's shares on the Tel Aviv Stock Exchange at the exercise date and the exercise price. The shares will be transferred to their ownership from a pool of shares to be held by the Bank for that purpose.

Ratings assigned to the Bank by rating agencies in Israel and abroad:

In Israel, the Bank is rated AAA by Ma'alot - Israel Securities Rating Co. Ltd.

Ratings of the Bank and of Israel by international rating agencies:

	Rating agency	Long-term foreign currency	Short-term foreign currency	Rating outlook
Israel - sovereign rating:				
	Moody's	A1	P-1	Positive
	S&P	A	A-1	Positive
	Fitch Ratings	A	F1	Stable
Bank Hapoalim:				
	Moody's	A1	P-1	Under review
	S&P	A-	A-2	Negative
	Fitch Ratings	A-	F2	Stable

- On April 17, 2008, Moody's upgraded Israel's sovereign rating from A2 to A1, to reflect the resilience demonstrated by the Israeli economy in recent years in the face of political and economic volatility.

  On April 22, 2008, the Bank's long-term rating was upgraded to A1, accordingly. However, Moody's advised that the Bank's financial strength rating is under review for potential downgrade, due to the Bank's investments in asset-backed securities and their continuous decline in value.
- In the beginning of May 2008, S&P Ma'alot announced a change in its rating outlook for the Bank from Stable to Negative, due to uncertainty that exists with respect to additional provisions for asset-backed securities and the way in which required capital will be supplemented. Note that the Bank's rating by the company remains unchanged.

  On May 22, 2008 S&P Ma'alot announced that, following the Bank's announcement with regard to its decision to sell its full holdings of mortgage-backed securities in New York and also its decision to provide the total balance of its holding with respect to its investments in SIV-type instruments, the above-mentioned uncertainty has been eliminated. Nevertheless, S&P Ma'alot announced that its ratings remain unchanged at AAA / Negative.
- On May 22nd, 2008, Fitch Ratings reaffirmed Bank Hapoalim B.M.'s long-term issuer default rating (IDR) at 'A-' with a stable outlook, after the Bank announced that it sold its mortgage-backed securities portfolio in New York. Fitch also affirmed the bank's short-term IDR at 'F2.

The Board of Directors of the Bank held 15 meetings during the period of January-March 2008. The various committees of the Board of Directors held 56 meetings during the period of January-March 2008.

Controls and Procedures

In accordance with the Public Reporting Directives of the Supervisor of Banks, the Chief Executive Officer and the Chief Accountant of the Bank must each separately sign a declaration regarding "Evaluation of Controls and Procedures Concerning Disclosure," in accordance with the directives of Section 302 of the law known as the "Sarbanes-Oxley Act," enacted in the United States (hereinafter: the "Disclosure Declaration"). This directive refers to the responsibility of management for the disclosure in the financial statements, and applies as of the financial statements dated June 30, 2005. The Disclosure Declaration refers to controls and procedures regarding disclosure, aimed at ensuring that material information which the Bank is required to disclose in its financial statements is properly recorded, processed, summarized, and presented, and is reported in accordance with the Supervisor of Banks' Public Reporting Directives, and in accordance with additional reporting directives. The "controls and procedures concerning disclosure" are aimed, among other things, at ensuring that such material information is accumulated and transmitted to the management of the corporation in an adequate manner with respect to the disclosure requirements, and that disclosure is made to the auditors, the audit committee, and the board of directors.

At this stage, the Disclosure Declaration is not meant to cover the broader aspects established in Section 404 of the above-mentioned law with regard to the responsibility of management for the internal control of financial reporting.

Section 404 of the above-mentioned law was adopted by the Supervisor of Banks in December 2005, in a circular stating that banking corporations should prepare to include in their financial statements, starting with the financial statements for December 31, 2008, a declaration regarding management's responsibility for the establishment and maintenance of adequate systems and procedures of internal control of financial reporting, as well as an evaluation as of the end of the fiscal year of the effectiveness of the procedures of internal control of financial reporting. At the same time, auditors of banking corporations will be required to provide an opinion on the fairness of the internal controls of financial reporting at the Bank, in line with the relevant standards of the PCAOB (Public Company Accounting Oversight Board).

The Bank is preparing to comply with the requirements of Section 404 of the above-mentioned law on the stipulated date. For that purpose, the Bank has hired an external consulting company and has adopted the COSO (Committee of Sponsoring Organization) model for the structure of the internal control of financial reporting.

The Bank is working to implement the directives according to the milestones defined. The Bank has completed the documentation of all procedures for internal control of financial reporting with regard to material processes at the Bank and of controls in all material processes, using the prevalent methodologies. This stage was completed by the Bank and the consultants at the end of 2007, and all processes have been verified and validated by those responsible for the processes at the Bank.

In January 2008, the Bank and the consulting company carried out planning for the stage in which the effectiveness of material controls will be examined, based on current directives of the SEC (the Securities and Exchange Commission in the United States) and on Standard 5, the current PCAOB standard for Section 404 of the law. These directives encourage an approach in which the material controls are examined while mapping processes at the Bank by risk level, with the aim of concentrating efforts on examining high-risk processes.

The effectiveness of the material controls is currently being examined by the consultants. The Bank is preparing to complete this stage during 2008.

Evaluation of Controls and Procedures Regarding Disclosure

The Board of Management of the Bank, in cooperation with the Chief Executive Officer and the Chief Accountant of the Bank, have assessed the effectiveness of the controls and procedures regarding disclosure at the Bank as at March 31, 2008. Based on this assessment, the Chief Executive Officer and the Chief Accountant of the Bank have concluded that, as at the end of this period, the controls and procedures concerning disclosure at the Bank are effective in order to record, process, summarize, and report the information which the Bank is required to disclose in its quarterly report, in accordance with the Public Reporting Directives of the Supervisor of Banks, on the date stipulated in these directives.

Changes in Internal Control

During the quarter ended on March 31, 2008, there was no change in the Bank's internal control of financial reporting that had a material impact, or could reasonably be expected to have a material impact, on the Bank's financial reporting.

Dan Dankner
Chairman of the Board of Directors

Zvi Ziv
President & Chief Executive Officer

Tel-Aviv, May 28, 2008

Principal Data of the Bank Hapoalim Group

(in millions of NIS)

	For the 3 months ending on March 31		Change
	2008	2007	
Profit and Profitability			
Profit (loss) from financing activities before provision for doubtful debts	**(2,012)**	1,780	(213.0%)
Provision for doubtful debts	**32**	181	(82.3%)
Operating income and other income	**1,284**	1,367	(6.1%)
Operating and other expenses	**2,268**	1,849	22.7%
Operating profit (loss) before taxes	**(3,028)**	1,117	(371.1%)
Provision for taxes (tax benefit) on operating profit (loss)	**(952)**	488	(295.1%)
Operating profit (loss) after taxes	**(2,076)**	629	(430.1%)
Operating profit (loss)	**(2,005)**	690	(390.6%)
Net profit (loss) from extraordinary transactions, after taxes	**438**	(55)	(896.4%)
Net profit (loss)	**(1,567)**	635	(346.8%)

				change compared with	
	31.3.2008	31.3.2007	31.12.2007	31.3.2007	31.12.2007
Balance Sheet - Principal Items					
Total balance sheet	**308,916**	290,820	302,991	6.2%	2.0%
Credit to the public	**210,870**	187,092	205,016	12.7%	2.9%
Securities	**43,400**	48,289	50,431	(10.1%)	(13.9%)
Deposits from the public	**231,520**	220,976	231,750	4.8%	(0.1%)
Debentures and subordinated notes	**18,627**	18,158	18,812	2.6%	(1.0%)
Shareholders' equity	**17,322**	18,493	18,778	(6.3%)	(7.8%)

	31.3.2008	31.3.2007	31.12.2007
Principal financial ratios			
Shareholders' equity to total assets	**5.6%**	6.4%	6.2%
Tier 1 capital to risk assets	**6.9%**	7.5%	7.5%
Total capital to risk assets	**9.74%**	10.65%	10.26%
Credit to the public to total assets	**68.3%**	64.3%	67.7%
Deposits to the public to total assets	**74.9%**	76.0%	76.5%
Operating income to operating expenses	**56.6%**	73.9%	66.1%
Operating expenses to total income	**(311.5%)**	58.8%	65.2%
Provision for doubtful debts to credit to the public (balance sheet and off-balance sheet)[(a)]	**0.1%**	0.2%	0.1%
Rate of provision for taxes (tax benefit)	**(31.4%)**	43.7%	39.1%
Return of operating profit (loss) on equity, net[(a)]	**(36.8%)**	16.0%	12.3%
Return of net profit (loss) on equity[(a)]	**(29.8%)**	14.6%	14.1%
Return of net profit (loss) on total assets[(a)]	**(2.0%)**	0.9%	0.9%

(a) Annualized.

Management Review - Rates of Income and Expense - Consolidated

	For the three months period ending on March 31							
	2008				*2007			
			Rate of income (expense)[3]				Rate of income (expense)[3]	
	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]	Average balance[1][2]	Financing income (expenses)[1]	Without effect of derivatives	Including effect of derivatives[4]
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Israeli currency -								
Unlinked								
Assets[5][6]	**111,681**	**1,665**	**6.10**		99,855	1,460	5.98	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**67,247**	**1,108**			38,847	824		
Total assets	**178,928**	**2,773**		**6.34**	138,702	2,284		6.75
Liabilities[6]	**(124,363)**	**(835)**	**(2.71)**		(109,820)	(781)	(2.88)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(46,112)**	**(868)**			(24,234)	(642)		
Total liabilities	**(170,475)**	**(1,703)**		**(4.06)**	(134,054)	(1,423)		(4.31)
Interest spread			**3.39**	**2.28**			3.10	2.44
Israeli currency -								
Linked to the CPI								
Assets[5][6]	**61,684**	**1,014**	**6.74**		56,107	536	3.88	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**1,261**	**8**			2,110	33		
Total assets	**62,945**	**1,022**		**6.65**	58,217	569		3.97
Liabilities[6]	**(41,210)**	**(600)**	**(5.95)**		(41,537)	(280)	(2.72)	
Effect of derivatives[4]								
Embedded derivatives								
and ALM	**(15,410)**	**(510)**			(10,028)	(195)		
Total liabilities	**(56,620)**	**(1,110)**		**(8.08)**	(51,565)	(475)		(3.74)
Interest spread			**0.79**	**(1.43)**			1.16	0.23

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading; on March 31, 2008 NIS 76 million (March 31, 2007: NIS 119 million) in the unlinked segment, NIS 9 million (March 31, 2007: NIS 14 million) in the CPI-linked segment, NIS (1,088) million (March 31, 2007: NIS 23 million) in the foreign currency segment (including Israeli currency linked to foreign currency.

(6) Excluding derivative instruments.

	For the three months period ending on March 31							
	2008				*2007			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Foreign currency - (including Israeli currency linked to foreign currency)								
Assets(5)(6)	**117,905**	**(4,876)**	**(15.54)**		117,064	(82)	(0.28)	
Effect of derivatives(4)								
Hedging derivatives	**23,008**	**376**			29,058	380		
Embedded derivatives and ALM	**135,100**	**(4,273)**			123,550	2,178		
Total assets	**276,013**	**(8,773)**		**(12.12)**	269,672	2,476		3.72
Liabilities(6)	**(109,722)**	**5,095**	**17.32**		(105,842)	390	1.47	
Effect of derivatives(4)								
Hedging derivatives	**(22,824)**	**(184)**			(29,089)	(320)		
Embedded derivatives and ALM	**(141,247)**	**4,178**			(130,233)	(2,104)		
Total liabilities	**(273,793)**	**9,089**		**12.63**	(265,164)	(2,034)		(3.10)
Interest spread			**1.78**	**0.51**			1.19	0.62

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on March 31, 2008 NIS 76 million (March 31, 2007: NIS 119 million) in the unlinked segment, NIS 9 million (March 31, 2007: NIS 14 million) in the CPI-linked segment, NIS (1,088) million (March 31, 2007: NIS 23 million) in the foreign currency segment (including Israeli currency linked to foreign currency.

(6) Excluding derivative instruments.

	For the three months period ending on March 31							
	2008				*2007			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of NIS)		%	%	(in millions of NIS)		%	%
Total								
Monetary assets generating								
financing income(5)(6)	**291,270**	**(2,197)**	**(2.98)**		273,026	1,914	2.83	
Effect of derivatives(4)								
Hedging derivatives	**23,008**	**376**			29,058	380		
Embedded derivatives								
and ALM	**203,608**	**(3,157)**			164,507	3,035		
Total assets	**517,886**	**(4,978)**		**(3.79)**	466,591	5,329		4.65
Monetary liabilities generating								
financing expenses(6)	**(275,295)**	**3,660**	**5.21**		(257,199)	(671)	(1.05)	
Effect of derivatives(4)								
Hedging derivatives	**(22,824)**	**(184)**			(29,089)	(320)		
Embedded derivatives								
and ALM	**(202,769)**	**2,800**			(164,495)	(2,941)		
Total liabilities	**(500,888)**	**6,276**		**4.92**	(450,783)	(3,932)		(3.53)
Interest spread			**2.23**	**1.13**			1.78	1.12

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on March 31, 2008 NIS 76 million (March 31, 2007: NIS 119 million) in the unlinked segment, NIS 9 million (March 31, 2007: NIS 14 million) in the CPI-linked segment, NIS (1,088) million (March 31, 2007: NIS 23 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

(in millions of NIS)

	For the three months period ending on March 31			
	2008		*2007	
	Average balance[1]	Financing income (expenses)	Average balance[1]	Financing income (expenses)
In respect of options		**62**		79
In respect of other derivative instruments (not including options, hedging derivatives, ALM derivatives and embedded derivatives that have been detached)[2]		**(145)**		37
Commissions from financing transactions and other financing income[5]		**(3,279)**		268
Other financing expenses		**52**		(1)
Profit (loss) from financing activities before provision for doubtful debts		**(2,012)**		1,780
Provision for doubtful debts (including general and supplementary provision)		**(32)**		(181)
Profit (loss) from financing activities after provision for doubtful debts		**(2,044)**		1,599
Total				
Financial assets that generated financing income[3][4]	**291,270**		273,026	
Assets deriving from derivative instruments[6]	**7,399**		4,715	
Other financial assets	**2,109**		823	
General provision and supplementary provision for doubtful debts	**(1,081)**		(1,135)	
Total financial assets	**299,697**		277,429	
Total				
Financial liabilities that generated financing expenses[4]	**(275,295)**		(257,199)	
Liabilities deriving from derivative instruments[6]	**(7,302)**		(4,532)	
Other financial liabilities	**(3,232)**		(3,447)	
Total financial liabilities	**(285,829)**		(265,178)	
Total excess of financial assets over financial liabilities	**13,868**		12,251	
Non-monetary assets	**8,025**		7,223	
Non-monetary liabilities	**(1,467)**		(631)	
Total capital resources	**20,426**		18,843	

* Reclassified.

(1) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(2) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(3) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on March 31, 2008 NIS 76 million (March 31, 2007: NIS 119 million) in the unlinked segment, NIS 9 million (March 31, 2007: NIS 14 million) in the CPI-linked segment, NIS (1,088) million (March 31, 2007: NIS 23 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(4) Excluding derivative instruments.

(5) Including profits and losses from the sale of invesments in bonds and from the adjustment to fair value of bonds held for trading

(6) Average balance-sheet balances of derivative instruments (not including average off-balance sheet balances of derivative instruments).

	For the three months period ending on March 31							
	2008				*2007			
			Rate of income (expense)(3)				Rate of income (expense)(3)	
	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)	Average balance(1)(2)	Financing income (expenses)(1)	Without effect of derivatives	Including effect of derivatives(4)
	(in millions of U.S. $)		%	%	(in millions of U.S. $)		%	%
Foreign currency - (including Israeli currency linked to foreign currency)								
Monetary assets in foreign currency generating financing income(5)(6)	**31,897**	**816**	**10.63**		27,693	434	6.42	
Effect of derivatives(4)								
Hedging derivatives	**6,223**	**104**			6,908	90		
Embedded derivatives and ALM	**37,022**	**275**			29,413	739		
Total assets	**75,142**	**1,195**		**6.51**	64,014	1,263		8.13
Monetary liabilities in foreign currency generating financing expenses(6)	**(29,695)**	**(558)**	**(7.73)**		(25,341)	(311)	(5.00)	
Effect of derivatives(4)								
Hedging derivatives	**(6,173)**	**(51)**			(6,915)	(76)		
Embedded derivatives and ALM	**(38,601)**	**(504)**			(30,835)	(764)		
Total liabilities	**(74,469)**	**(1,113)**		**(6.11)**	(63,091)	(1,151)		(7.50)
Interest spread			**2.90**	**0.40**			1.42	0.63

* Reclassified.

(1) The data are given before and after the effect of derivative instruments (including off-balance-sheet effects of derivative instruments).

(2) On the basis of balances at the beginning of the months (in unlinked local currency, on the basis of daily balances) net of the average balance-sheet balance of the specific provision for doubtful debts.

(3) Calculated on an annual basis.

(4) Hedging derivative instruments (excluding options), embedded derivatives that have been detached and ALM derivatives that form part of the Bank's ALM network.

(5) The average balance of the profits (losses) not yet realized from the adjustment to fair value, was deducted/added from the average balance of bonds available for sale and bonds held for trading: on March 31, 2008 NIS 76 million (March 31, 2007: NIS 119 million) in the unlinked segment, NIS 9 million (March 31, 2007: NIS 14 million) in the CPI-linked segment, NIS (1,088) million (March 31, 2007: NIS 23 million) in the foreign currency segment (including Israeli currency linked to foreign currency).

(6) Excluding derivative instruments.

Certification

I, Zvi Ziv, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended on March 31, 2008 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the financial statements and other financial information included in the Report fairly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular during the preparation of the Report;
   B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditors, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, or report financial information; and
   B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Zvi Ziv
President & Chief Executive Officer

Tel Aviv, May 28, 2008

Chief Accountant Certification

I, Ofer Levy, declare that:

1. I have reviewed the quarterly report of Bank Hapoalim B.M. (hereinafter: the "Bank") for the quarter ended on March 31, 2008 (hereinafter: the "Report").
2. Based on my knowledge, the Report contains no incorrect presentation of a material fact, and there is no presentation of a material fact missing from the Report that is necessary so that the presentations included in it, in light of the circumstances under which such presentations were included, are not misleading with regard to the period covered by the Report.
3. Based on my knowledge, the financial statements and other financial information included in the Report fairly reflect the financial condition, results of operations, and changes in shareholders' equity of the Bank, in all material aspects, for the dates and periods covered in the Report.
4. I, and others at the Bank making this declaration, are responsible for the establishment and application of controls and procedures for the required disclosure in the Bank's Report; furthermore:
   A. We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, aimed at ensuring that material information pertaining to the Bank, including its consolidated corporations, is brought to our knowledge by others at the Bank and at such corporations, in particular during the preparation of the Report;
   B. We have assessed the effectiveness of the controls and procedures concerning disclosure at the Bank, and we have presented our findings with regard to the effectiveness of the controls and procedures concerning disclosure, as at the end of the period covered in the Report, based on our assessment; and
   C. We have disclosed in the Report any change in the internal control of financial reporting at the Bank that occurred during this quarter, and that had a material effect, or could reasonably be expected to have a material effect, on the internal control of financial reporting at the Bank; and
5. I, and others at the Bank making this declaration, have disclosed to the auditors, to the Board of Directors, and to the Audit Committee of the Board of Directors of the Bank, based on our most current assessment of the internal control of financial reporting:
   A. Any significant deficiencies and material weaknesses in the establishment or application of internal control of financial reporting that can reasonably be expected to impair the Bank's ability to record, process, summarize, or report financial information; and
   B. Any fraud, whether material or immaterial, in which the Board of Management was involved, or in which other employees were involved who have a significant role in the internal control of financial reporting at the Bank.

The aforesaid shall not detract from my responsibility, or from the responsibility of any other person, under any law.

Ofer Levy
Senior Deputy Managing Director,
Chief Accountant

Tel Aviv, May 28, 2008

KPMG

BDO
ZIV HAFT

Somekh Chaikin

To:

The Board of Directors of Bank Hapoalim B.M.

Subject:

Review of Unaudited Condensed Consolidated Interim Financial Statements for the three months period ended March 31, 2008

At your request, we have reviewed the following condensed consolidated interim financial statements of Bank Hapoalim B.M. and its subsidiaries: balance sheet as at March 31, 2008, statement of profit and loss and statement of changes in shareholders' equity for the three months period then ended. Our review was carried out in accordance with procedures prescribed by the Institute of Certified Public Accountants in Israel, and included, inter alia, reading of the aforementioned interim financial statements, reading the minutes of shareholders' meetings and meetings of the Board of Directors and its Committees, as well as making inquiries of officers of the Bank responsible for financial and accounting matters.

Since such a review is limited in scope and does not constitute an audit in accordance with Generally Accepted Auditing Standards, we do not express an opinion on the said condensed consolidated interim financial statements.

In the course of our review, nothing came to our attention which would indicate the necessity of making material changes in the condensed consolidated interim financial statements in order for them to be in conformity with Generally Accepted Accounting Principles and in accordance with the reporting instructions and directives of the Supervisor of Banks.

We draw attention to Note 3 (B), to the condensed consolidated interim financial statements regarding exposure to class action claims filed against the Bank.

Somekh Chaikin
Certified Public Accountants (Isr.)

Ziv Haft
Certified Public Accountants (Isr.)

Tel-Aviv, May 28, 2008

Condensed Consolidated Balance Sheet

as at March 31, 2008

(in millions of NIS)

December 31		March 31	
2007		**2008**	2007
Audited		Unaudited	
	Assets		
33,379	Cash on hand and deposits with banks	**35,314**	42,799
50,431	Securities	**43,400**	48,289
	Securities which were borrowed or bought		
471	under agreements to resell	**962**	1,085
205,016	Credit to the public	**210,870**	187,092
404	Credit to governments	**341**	556
766	Investments in equity basis investees	**677**	928
3,941	Buildings and equipment	**3,988**	3,811
8,583	Other assets	**13,364**	6,260
302,991	Total assets	**308,916**	290,820
	Liabilities and Shareholders' Equity		
231,750	Deposits from the public	**231,520**	220,976
9,043	Deposits from banks	**11,650**	11,680
2,210	Deposits from the Government	**1,999**	2,622
	Securities which were lent or sold		
1,388	under agreements to repurchase	**1,508**	34
18,812	Debentures and subordinated notes	**18,627**	18,158
20,068	Other liabilities	**25,357**	18,136
283,271	Total liabilities	**290,661**	271,606
942	Minority interests	**933**	721
18,778	Shareholders' equity	**17,322**	18,493
302,991	Total liabilities and shareholders' equity	**308,916**	290,820

The accompanying notes are an integral part of these condensed financial statements.

Dan Dankner
Chairman of the
Board of Directors

Zvi Ziv
President &
Chief Executive Officer

Ofer Levy
Senior Deputy Managing Director,
Chief Accountant

Tel Aviv, May 28, 2008

Condensed Consolidated Statement of Profit and Loss
for the Period Ended March 31, 2008

(in millions of NIS)

Year ended December 31 2007 Audited		Three months ended March 31 2008 Unaudited	Three months ended March 31 2007 Unaudited
6,933	Profit (loss) from financing activities before provision for doubtful debts	**(2,012)**	*1,780
513	Provision for doubtful debts	**32**	181
6,420	Profit (loss) from financing activities after provision for doubtful debts	**(2,044)**	*1,599
	Operating and other income		
*4,257	Operating commissions	**1,108**	*1,031
251	Profits (losses) from investments in shares, net	**(3)**	125
*742	Other income	**179**	*211
5,250	Total operating and other income	**1,284**	*1,367
	Operating and other expenses		
4,769	Salaries and related expenses	**1,463**	1,134
1,300	Maintenance and depreciation of buildings and equipment	**343**	308
1,871	Other expenses	**462**	407
7,940	Total operating and other expenses	**2,268**	1,849
3,730	Operating profit (loss) before taxes	**(3,028)**	1,117
(1,458)	Provision for taxes on operating profit (loss)	**952**	(488)
2,272	Operating profit (loss) after taxes	**(2,076)**	629
189	Share in net, after-tax operating profits of equity basis investees	**7**	84
(133)	Minority interests, in net after-tax operating (profits) of subsidiary companies	**64**	(23)
2,328	Net operating profit (loss)	**(2,005)**	690
351	Net profit (loss) from extraordinary transactions, after taxes	**438**	(55)
2,679	Net profit (loss)	**(1,567)**	635
	Earning per share (in NIS):		
	Basic earnings		
1.85	Net operating profit (loss)	**(1.59)**	0.55
0.28	Profit (loss) from extraordinary transactions	**0.35**	(0.05)
2.13	Net profit (loss) per share	**(1.24)**	0.50
	Diluted earnings		
1.83	Net operating profit (loss)	**(1.58)**	0.54
0.28	Profit (loss) from extraordinary transactions	**0.35**	(0.04)
2.11	Net profit (loss) per share	**(1.23)**	0.50

* Reclassified.

The accompanying notes are an integral part of these financial statements.

Condensed Statement of Changes in Shareholders' Equity
for the Period Ended March 31, 2008

(in millions of NIS)

	Three months ended March 31					Year ended		
	2008		2007			December 31, 2007		
	Share Capital and capital reserves	Surplus*	Share Capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*	Share Capital and capital reserves	Dividend that was declared after the Balance Sheet date	Surplus*
	Unaudited					Audited		
Balance as at the beginning of the period	**7,403**	**11,375**	7,340	378	10,515	7,340	378	10,515
Net profit		**(1,567)**			635			2,679
Adjustments in respect of presentation of securities available for sale at fair value		**(149)**			9			(688)
Adjustments in respect of presentation of securities available for sale which were reclassified to the statement of profit and loss		**581**			-			(45)
Related tax effect		**(161)**			(3)			294
Dividend Paid				-			(378)	(1,222)
Dividend that was declared in the current period and not yet paid				(378)			-	-
Dividend that was declared after the balance sheet day				315	(315)		-	-
Benefit inherent in share based payment transactions	**6**		13			69		
Net losses in respect of cash flow hedging		**(191)**			(24)			(237)
Related tax effect		**70**			9			92
Translation adjustments relating to equity basis investees**		**(40)**			(1)			(13)
Other adjustments relating to equity basis investees	**(5)**					(6)		
Balance as at the end of the period	**7,404**	*****9,918**	7,353	315	10,825	7,403	-	11,375

* Surplus includes:
Adjustments in respect of presentation of securities available for sale at fair value, net, amounting to NIS 126 million (as at March 31, 2007 - NIS 300 million, December 31, 2007 - NIS (145) million).
Adjustments in respect of cash flow hedging, net, amounting to NIS (268) million (as at March 31, 2007 - NIS (17) million, December 31, 2007 - NIS (147) million).

** Adjustments from translation of financial statements of autonomous units.

*** Includes NIS 2,747 million that cannot be distributed as dividend.

The accompanying notes are an integral part of the condensed financial statements.

Note 1

A. The Condensed Financial Statements as at March 31, 2008 were prepared in accordance with the same accounting principles used in the preparation of the Audited Annual Financial Statements as at December 31, 2007.
B. These reports should be perused in the context of the Annual Financial Statements as at December 31, 2007, and the accompanying Notes.

Further to Note 2E to the Financial Statements dated December 31, 2007, the Bank has established principles, in order to determine the amount of the provision for decline in value of an other-than-temporary nature in respect of asset-backed securities, as follows:
1. Securities which, at the balance-sheet date, the Bank does not intend to hold, or securities sold after the balance-sheet date, a decline in value up to the fair value of the securities will be recorded.
2. Securities whose ratings have been significantly downgraded since the Bank's first investment in the security, a decline in value up to the fair value of the securities will be recorded.
3. With regard to the remaining MBS portfolio that has not yet been sold, in securities for which the Bank does not have a model for examining expected losses according to the American standard EITF 99-20, the Bank implements a directive received from the Supervisor of Banks, according to which a decline in value of over 30% of the cost of each security constitutes an impairment to be attributed to the statement of profit and loss.

Note 2
Sale of Provident Funds

On March 24, 2008, a sale transaction was completed in which Gad-Gmulim transferred the entire management rights of the provident fund Gadish to Psagot Provident Funds Ltd. (hereinafter: "Psagot"), in consideration for a total of NIS 628 million. Net profit in the amount of NIS 387 million was allocated to the statement of profit and loss in the first quarter of 2008.
As part of the transaction described above, Psagot entered into long-term agreements with the Bank concerning the distribution of Gadish by the Bank and the provision of operational services by the Bank to Psagot.

Note 3
Legal Claims and Petitions to Certify Claims as Class Actions Filed against the Bank and its Consolidated Subsidiaries

The Bank Group (the Bank and its consolidated subsidiaries) is a party to legal proceedings, including petitions to certify class actions taken against it by its customers, former customers, and various third parties, who deem themselves injured or harmed by the Bank Group's operations during the normal course of its business. The causes of the claims against the Bank Group are various and wide-ranging. In the opinion of the Bank's Board of Management, based on legal opinions with regard to the likely outcome of pending claims, including petitions to certify class actions, the financial statements include sufficient provisions, in accordance with Generally Accepted Accounting Principles, to cover possible damages resulting from all claims, where such provisions are necessary.
The additional exposure in respect of claims filed against the Bank Group on various matters that have a "reasonably possible" chance of success amounts to approximately NIS 281 million as at March 31, 2008.

A. For details concerning claims and petitions to certify claims as class actions in material amounts, see Note 21C(4)(a) to the Financial Statements as at December 31, 2007.
As at the date of publication of the Financial Statements, there have been no material changes with regard to claims against the Bank Group relative to the description in the aforesaid Financial Statements, except for the following:
1. With regard to the appeal mentioned in Note 21C(4)(a)2, filed with the Supreme Court on February 25, 2007, concerning the collection of new credit-card fees by Isracard - the appeal was expunged on February 7, 2008.
2. With regard to the claim mentioned in Note 21C(4)(a)5, filed with the District Court of Jerusalem on December 13, 2006, which alleged the collection of excessive interest payments from households, a decision was made to delay proceedings in the claim until a ruling is given in the claim described in Note 21C(4)(a)7.
3. With regard to the claim mentioned in Note 21C(4)(a)9, filed with the District Court of Tel Aviv in July 2003, which alleged over-collection of stamp duties - the petition to certify the claim as a class action was consensually expunged, and the claim was denied.
4. A claim and a petition to certify the claim as a class action, filed with the District Court of Tel Aviv- Jaffa on April 1, 2007 against the Bank and Bank Leumi, as described in Note 21C(4)(b)1 to the Financial Statements as at December 31, 2007 are pending against the Bank Group. The amount stipulated in the claim statement is approximately NIS 386 million.
The claimants allege that the defendants, who are TASE members, charged fees in the past and charge fees in the present from mutual-fund managers for securities and/or foreign-currency buying and selling transactions which are higher than the fees charged from other entities at the same time, in contravention of the provisions of Section 69 of the Joint Trust Investment Law, 5754-1994. According to the claimants, the claim concerns losses caused to themselves and to the other members of the group as a result of the fact that the defendants unlawfully charged mutual-fund managers brokerage fees at a higher rate than should have been charged, thereby increasing economic costs, reducing the value of the fund's assets, reducing the value of each participatory unit, and, as a consequence of all of the above, reducing the profit (or increasing the loss) of each investor.

Note 3
Legal Claims and Petitions to Certify Claims as Class Actions Filed against the Bank and its Consolidated Subsidiaries (continued)

In the opinion of the Bank's Board of Management, based on a legal opinion, the probability that the claim will be accepted is remote, and no provision has been made in respect thereof.

B. Also pending against the Bank are claims, including petitions to certify class actions, as detailed below. In the opinion of the Bank's Board of Management, based on legal opinions, at this stage it is not possible to assess the chances of these legal proceedings; accordingly, no provision has been made in respect thereof.

1. On May 14, 2008, a claim and a petition to certify theim as a class action against the Bank and against Bank Leumi LeIsrael Ltd. were filed with the District Court of Tel-Aviv-Jaffa. The amount of the class action stipulated in the claim statement is NIS 3.4 billion. The cause of the claim is the non-payment of interest on positive balances in customers' current accounts at the respondent banks. The claimant alleges in the claim that billions of shekels are deposited each day in customers' accounts at the respondent banks, which do not generate any interest for their owners, despite the fact that, according to the claimant, the respondent banks make use of these funds, lend them, invest them, and reap immense profits from them, acquiring unjust enrichment at the expense of their customers. The claimant argues that the respondent banks must credit their customers with interest on positive balances, just as they charge interest for every day on which the accounts have a negative balance, also pursuant to the Trust Law and the Guards Law.
According to the claimant, the respondent banks are engaging in monopolistic conduct; violating the provisions of the Banking Ordinance, 1941 and the Banking (Inactive Deposits) Order, 5760-2000, enacted under its power; and the Bank is also violating the disclosure duty established in the Banking (Service to Customers) Law, 5741-1981.

2. On April 29, 2008, a claim and a petition to certify the claim as a class action were filed with the District Court of Tel-Aviv-Jaffa against the Bank and against directors, the CEO, and controlling shareholders of the Bank. The class action suit did not stipulate an amount. The claimant alleges that the defendants violated the provisions of the Securities Law and the regulations enacted on the basis thereof, by unlawfully failing to publish, on the required date (August 30, 2007), the full material information regarding the condition of the Bank, in all matters related to the Bank's investments in financial instruments and its consequent exposure to risks (hereinafter: the "Information Regarding the Bank's Investments").
The claim concerns the financial damages caused, according to the claimant, to the claimant himself and to the other members of the group, as a result of the fact that they purchased shares of the Bank during the period from September 1, 2007 to January 10, 2008 (hereinafter: the "Determinant Period"), without possessing the Information Regarding the Bank's Investments. According to the claimant, the price of the Bank Hapoalim share gradually decreased during the Determinant Period on each date when Information Regarding the Bank's Investments was released to the public, and decreased at a total rate of 9% during the Determinant Period. As a result, he claims that the members of the group paid an excessive price for the shares which they purchased, which they would not have had to pay, if the defendants had made public the full Information Regarding the Bank's Investments at the appropriate time.

3. In early April 2007, the Bank's New York branch was served with five third-party complaints filed by Arab Bank plc. (hereinafter: "Arab Bank") against the Bank, as well as against Israel Discount Bank Ltd., Israel Discount Bank of New York, Mercantile Discount Bank Ltd., and 20 other parties whose names it did not specify (hereinafter: the "Third Party Complaints"). These complaints were filed by Arab Bank in connection with part of a series of claims filed against it in the course of 2005 and 2006 (hereinafter, jointly: the "Original Claim"), by more than two thousand plaintiffs, for payment of compensation following the alleged involvement of Arab Bank in activities connected with the financing of terrorism, aiding and abetting acts of genocide, aiding and abetting the perpetration of crimes against humanity, and more. The Original Claim is based on causes of action under U.S. law, and Arab Bank is now attempting, by means of the above-mentioned Third Party Complaints, to shift the responsibility onto third parties, including the Bank. The Third Party Complaints do not specify any amount the liability for the payment of which Arab Bank is attempting to attribute to the Bank, or to any of the other third parties, and does not indicate how the alleged liability should be apportioned between the Bank and such third parties. Yet Arab Bank contends that in as much as it may be found liable under the Original Claim, which also does not specify amounts, and seeks determination of the amount of compensation according to U.S. law, the Bank and the other third parties are obliged to assume such liability in full.
The allegations contained in the Third Party Complaints are formulated in general terms, focus on the fact that the third parties are Israeli banks, and do not provide any support for linking the Bank to the actions which are the subject of the Original Claim. Moreover, Arab Bank makes no specific reference to the actions regarding which allegations were made against it in the Original Claim, except for a general denial thereof, and placing of the responsibility on the Bank, on the other Israeli banks, and on the additional parties whose names it did not specify, as noted above, as third parties in the Third Party Complaints. At this stage, Arab Bank has chosen to file third party complaints only against Israeli banks, notwithstanding its allegations that international banks were also involved in some of the actions alleged in the complaints.
Prior to lodging the Third Party Complaints against the Bank, Arab Bank served a subpoena against the Bank for the discovery and production of documents, in accordance with U.S. rules of procedure, for the purpose of defending itself against the Original Claim. This proceeding is still pending.

Note 3
Legal Claims and Petitions to Certify Claims as Class Actions Filed against the Bank and its Consolidated Subsidiaries (continued)

On February 14, 2008, an additional Third Party Complaint was delivered to the Bank's branch in New York, which was also filed against the Bank and other parties with similar causes to those in respect of which the previous complaints were filed.
The complaints, as well as the claims in respect of which they were filed, do not state specific amounts; therefore, no monetary evaluation of the complaints can be performed.
4. In October 2007, a claim and a petition to certify the claim as a class action were filed with the District Court of Tel Aviv against the Bank, in the amount of NIS 208 million. In the claim, the claimant lists several alleged faults in the conduct of the Bank, which caused damage to him and to the group which he seeks to represent. The faults listed by the customer in the claim are the following: collection of a management fee for a full month, even for accounts not opened on the first day of the month; collection of a credit allocation fee for a full month, even for credit not executed on the first day of the month; non-unification of several deposits of the same type, as a result of which the interest credited to the customer is lower than it should be; deposits of different types which in practice earn the same interest, despite the fact that according to the Bank's presentations, "Choice" type deposits have preference, as do "Plus" deposits; collection of management fees for securities deposits at the end of the quarter by the Bank in a minimum amount, while disregarding the management fees collected during the quarter; in sales of foreign securities, crediting of the customer's account with the proceeds of the sale with a value date three days later attached to the credit.

Note 4
Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd.

Claims and petitions to file class actions related to the company's insurance business are pending against Clal Insurance Enterprises Holdings Ltd., an equity-basis investee of the Bank.
For details of the aforesaid claims, see Note 21C(15) to the Financial Statements as at December 31, 2007.
As at the date of publication of the Financial Statements, there have been no material changes with regard to claims against the company relative to the description in the aforesaid Financial Statements, other than the following:

A. Further to Note 21C(15)(h) to the Financial Statements dated December 31, 2007, in March 2008, an arrangement between the appellants and Clal Insurance was submitted to the Supreme Court for the granting of the status of a verdict, in which an agreement was reached regarding the denial of the appeal against Clal Insurance, with no expense order. The Supreme Court has granted this agreement the status of a verdict, such that the appeal and the class action suit against Clal Insurance have been denied.

B. In February 2008, a claim filed with the District Court of Tel-Aviv-Jaffa (hereinafter: the "Claim") and a petition to certify the Claim as a class action (hereinafter: the "Petition") were received at the offices of Clal Insurance. The Claim was also filed against additional defendants, all of which are insurance companies (hereinafter: the "Defendants").
The claimants allege that the Defendants charged a premium for additional insurance coverage (a rider) against the theft and/or replacement of an integral audio system as part of a comprehensive vehicle insurance policy. According to the claimants, charging such a premium is patently unreasonable, because, they claim, an original integral audio system cannot be stolen, and/or the theft of such a system is so exceptional and rare that it should be seen as having a probability verging on zero (hereinafter: "Integral Audio System"), and accordingly, there should be no charge imposed for the insurance thereof, and/or the insurance charge in respect thereof should be equal to the charge imposed on clients who do not have an Integral Audio System installed in their vehicles.
The claimants are petitioning the court for a mandatory injunction ordering the Defendants to repay funds paid to the Defendants, futilely according to the claimants, as a result of the collection of premiums for insurance coverage of Integral Audio Systems, in the amount of approximately NIS 50 per insured client per insurance year. In addition, the court has been asked to issue a mandatory injunction ordering the Defendants to provide the claimants with copies of documents for the purpose of the investigation and quantification of the damage claimed and for the precise identification of the group. Alternatively, to the extent that it is difficult to assess the personal damage incurred by each applicant, the court is petitioned to order that any other remedy be granted in favor of the group.
The group which the claimants seek to represent consists of all insured clients who purchased a comprehensive insurance policy (and/or a subscription for insurance coverage in a specific package) from the Defendants and who paid, within the last seven years, premiums and/or subscription fees for insurance coverage of vehicle audio systems within comprehensive vehicle insurance policies, where an Integral Audio System was installed in the specific vehicle model for which the insured client paid the said premium.

The causes claimed in the Claim include the following: cancellation of the provisions of the policies with regard to the insurance of audio systems pursuant to the Insurance Contracts Law, 5741-1981; return of the premium pursuant to the Contract Law (General Part), 5733-1973; misrepresentation and acting in a manner that exploits the distress of the consumer, pursuant to the Supervision of Financial Services Law (Insurance), 5741-1981 and the Consumer Protection Law, 5741-1981 (the "Consumer Protection Law"); breach of the disclosure duty pursuant to the Consumer Protection Law; breach of the Sale Law, 5728-1968; negligence; breach of a legislated duty; bad faith; and unjust enrichment.

Note 4
Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd. (continued)

The claimants have not assessed the total amount of the claims of the entire represented group, but noted that it is likely to be many tens of millions of shekels.The claimants also did not note their estimate regarding the share of Clal Insurance in the total amount claimed. Clal Insurance has not yet responded to the Petition.
The financial statements of Clal Holdings as at March 31, 2008 state that the management of Clal Insurance, based on an evaluation by its legal advisors, believes that it is not likely (i.e., the probability is no greater than 50%) that the court will accept the Petition and that the claimants will win the Petition.Therefore, no provision has been made in the financial statements.
However, should the Claim be certified as a class action, in the opinion of the management of Clal Insurance, based on an evaluation by its legal advisors, at this initial stage it is not possible to estimate the probability of success of the class action, or the extent of the monetary charge to be imposed upon Clal Insurance if the class action is accepted.

C. In March 2008, Clal Insurance received a monetary claim filed with the District Court ofTel-Aviv (hereinafter: the "Claim") and a petition to certify the Claim as a class action (hereinafter: the "Petition").
The claimant alleges that when a third party's vehicle is damaged by an vehicle insured by Clal Insurance, and the party sustaining the damages chooses not to repair the vehicle and sues Clal Insurance for compensation for the damage incurred, Clal Insurance demands proof from the third party that the vehicle has been repaired, and if no such proof is provided, in practice it avoids paying the full insurance compensation that it should pay to the third party, while requiring the third party to sign a settlement statement, when the insurance compensation has been paid in part.
According to the claimant, in acting in the aforesaid manner Clal Insurance acts in contravention of the provisions of Sections 65, 67, 56(A), and 56(C) of the Insurance Contract Law, 5741-1981 and of Section 12(A) of the Addendum to the Supervision of Insurance Business (Terms of Private Vehicle Insurance Contract) Regulations, 5746-1986.
The main causes claimed are: breach of duties enacted in law, as noted above; and a cause under the Unjust Enrichment Law, 5739-1979.
The group which the claimant seeks to represent consists of any person and/or other legal entity entitled to receive funds and/or insurance compensation due to damage to vehicles, as a third party, from Clal Insurance, during the three years prior to the filing of the Claim, to which Clal Insurance did not provide the full amount and/or insurance compensation owed, due to their failure to prove to Clal Insurance that they had repaired the damage to the vehicle.The claimant notes that in this Claim it will be possible to locate those entitled to compensation using data which is in the possession of Clal Insurance.
The claimant's personal Claim is in the amount of NIS approximately 2,780.The claimant estimates the amount of the damage to the entire group at approximately NIS 225 million.The claimant notes that precise data for the assessment of the size of the group and the scope of the damage to the group are in the possession of Clal Insurance.
The Claim in respect of the entire group is the amount of the alleged damage, as noted, with the addition of special compensation for the claimant and legal fees.
The financial statements of Clal Holdings as at March 31, 2008 state that at this initial stage, it is not yet possible to estimate the chances of success of the Petition and the Claim, as Clal Insurance is still examining the matter with its legal advisors; therefore, no provision has been made in the financial statements in respect thereto.

D. In April 2008, Clal Insurance received a monetary claim filed with the Labor Court of Jerusalem (hereinafter: the "Claim") and a petition to certify the claim as a class action (hereinafter: the "Petition").
The claimant alleges that Clal Insurance established that in senior executive insurance policies, the coefficient used to calculate the retirement allowance paid to insured women upon reaching retirement age shall be lower than that of insured men, due to the longer life expectancy of women. However, the respondent collected, and continues to collect, a risk premium from insured women that is identical to the risk premium collected from men, despite the fact that women's mortality rates are far lower than those of men. According to the claimant, the defendant corrected the policies in 2001, or near that date, but the correction applies to new policies only.

The main remedies requested of the court are orders wherein:

(A) The discrimination applied by the defendant is unlawful, and all provisions of policies and/or actions based on such discrimination are null and void.
(B) The claimant and the other members of the group which she wishes to represent (the "Group") are entitled to choose between the following alternatives: (1) Equalization of the retirement allowance premiums for insured women and insured men, with an order that in the case of a one-time payment in place of an allowance, the one-time amount should be enlarged for insured women, at the proportion of the retirement allowance coefficient for men to the retirement allowance coefficient for insured women, at the relevant age; (2) Retroactive and prospective reduction of the risk amounts collected from the claimant to the proper risk amounts, according to the claimant, for insured women, with the reduced amounts added to the amounts accrued for savings.

Note 4
Exposure to Class Actions at Clal Insurance Enterprises Holdings Ltd. (continued)

(C) Appropriate directives to be given with regard to members of the Group who have not been located or who have not exercised their right to choose between the aforesaid alternatives.
The causes alleged in this claim are, among others, breach of the principle of equality and discriminatory conduct, a discriminatory condition in a uniform contract, bad faith, and unjust enrichment.
The group which the claimants wishes to represent consists of all women who bought senior executive insurance policies from the defendant, in which a distinction was made between women and men with regard to the payment of retirement allowances, but no distinction was made between the sexes with regard to risk premiums.
The claimant does not note the amount of the damage she incurred; in the absence of the information needed to estimate the precise monetary amount, she estimates the amount of the total damage incurred by the members of the group at hundreds of millions of shekels.
The financial statements of Clal Holdings as at March 31, 2008 state that at this initial stage, it is not yet possible to estimate the chances of success of the Petition and the Claim, as Clal Insurance is still examining the matter with its legal advisors; therefore, no provision has been made in the financial statements in respect thereto.

E. In April 2008, Clal Insurance received a monetary claim filed with the District Court of Petach Tikva (hereinafter: the "Claim"), and a petition to certify the Claim as a class action (hereinafter: the "Petition").
The claimant alleges that in risk policies sold by Clal Insurance until the end of 1998 and in combined risk and savings policies it sold until the end of 1999, Clal Insurance used old mortality tables prepared in the 1950s to calculate the premium for the risk components of the insurance policies it sold dozens of years later, when more current mortality tables already existed.
The main causes claimed include: breach of fiduciary duty; deception; breach of disclosure duties and bad faith, a discriminatory condition under the Uniform Contracts Law; unjust enrichment without a trial.
The group which the claimant seeks to represent consists of all insured clients of Clal Insurance who entered into life insurance, senior executive insurance, or personal insurance contracts starting July 31, 1998, and whose policies include risk coverage provided up to age 65 or higher, and whose insurance was prepared using the mortality tables A49-52 and the derivatives thereof.
The claimant notes that he has no precise knowledge with regard to the estimated maximum number of members of the group; he estimates that this number is likely to reach tens of thousands or hundreds of thousands.
The claimant notes that the damage caused to the claimant and to the other members of the group is equal to the amount by which the premium actually collected exceeded the correct amount of the premium that should have been established using a current, relevant mortality table, plus the loading component.
The claimant is petitioning the court, among other things, to grant a declaratory remedy with regard to the breaches and/or wrongs committed by Clal Insurance, as detailed above.
In addition, the claimant is petitioning the court to declare that the mortality tables according to which the premiums should have been calculated are the alternative mortality tables he proposes, and to order Clal Insurance to pay refunds in respect of the excessive policies collected.
The financial statements of Clal Holdings as at March 31, 2008 state that at this initial stage, it is not yet possible to estimate the chances of success of the Petition and the Claim, as Clal Insurance is still examining the matter with its legal advisors; therefore, no provision has been made in the financial statements in respect thereto.

Note 5
Effect of New Accounting Standards in the Period Prior to Implementation

1. In July 2006, the Israel Accounting Standards Board published Accounting Standard No. 29, "Adoption of International Financial Reporting Standards (IFRS)" (hereinafter: the "Standard"). The Standard stipulates that entities subject to the Securities Law, 5728-1968 and required to report under its regulations shall prepare their financial statements according to IFRS for periods starting as of January 1, 2008. The aforesaid does not apply to banking corporations whose financial statements are prepared according to the directives and guidelines of the Supervisor of Banks.
With regard to the manner of implementation of the Standard by banking corporations, the Supervisor of Banks has notified the banking corporations of the following:
A. The Supervisor of Banks intends to routinely set forth directives for the implementation of Israeli standards published by the Israel Accounting Standards Board based on IFRS that do not pertain to the core business of banking.
B. In the second half of 2009, the Supervisor of Banks will announce his decision regarding the implementation date of IFRS pertaining to the core business of banking, taking into consideration the results of the process of adoption of these standards in Israel, on one hand, and the progress of the convergence process between IFRS and American accounting standards, on the other hand.
Thus, with regard to the core business of banking, financial statements of banking corporations prepared according to the directives and guidelines of the Supervisor of Banks shall continue to be prepared based on the American accounting standards as stipulated in the Public Reporting Directives.

Note 5
Effect of New Accounting Standards in the Period Prior to Implementation (continued)

2. In December 2006, the Israel Accounting Standards Board issued Accounting Standard No. 23 concerning the accounting treatment of transactions between an entity and its controlling party (hereinafter: "Standard 23"). The standard replaces the Securities Regulations (Presentation of Transactions between a Corporation and its Controlling Party in Financial Statements), 5756-1996, as adopted in the directives of the Supervisor of Banks. Standard 23 does not obligate entities to which the Securities Law, 5728-1968 does not apply; furthermore, the standard shall not apply to transactions in which businesses are joined under common control.

Under Standard 23, an asset (excluding exceptions) transferred to an entity by a controlling party of the entity shall be presented in the financial statements of the entity at its fair value at the date of transfer. Any difference between the amount of the consideration determined for the asset and its fair value shall be allocated to shareholders' equity. In addition, an asset (excluding exceptions) transferred from an entity to its controlling party shall be deducted from the financial statements of the entity at its fair value, with the difference between the fair value of the asset and the book value at the transfer date to be allocated as profit or loss, and the difference between the amount of the consideration determined and the fair value of the asset at the transfer date to be allocated to shareholders' equity.

Furthermore, Standard 23 stipulates that when the controlling party undertakes a liability of the entity towards a third party, in full or in part, the liability shall be deducted from the financial statements of the entity at its fair value at the date of extinguishment, with the difference between the book value of the liability and its fair value at the date of extinguishment to be allocated as profit or loss, and the difference between the fair value of the liability at the date of extinguishment and the amount of the consideration determined to be allocated to shareholders' equity.

In addition, according to Standard 23, a loan given to the controlling party or a loan received from the controlling party shall be presented at the date of first recognition in the financial statements of the entity as an asset or liability, as relevant, at fair value, with the difference between the amount of the loan received or given and its fair value at the date of first recognition to be allocated to shareholders' equity. After first recognition, the loan shall be presented in the financial statements of the entity at its amortized cost, applying the effective interest rate method, except in cases where presentation at fair value is required under generally accepted accounting principles.

Standard 23 applies to transactions between an entity and its controlling party executed after January 1, 2007, and to loans given to or received from the controlling party before the inception date of Standard 23, as of the inception date.

At the date of publication of the Condensed Financial Statements, directives have not yet been issued by the Supervisor of Banks with regard to the manner of implementation of the standard.

3. Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses:

A circular of the Supervisor of Banks on the subject of "Measurement and Disclosure of Impaired Debts, Credit Risk, and Provision for Credit Losses" (hereinafter: the "Circular" or the "Directive") was issued on December 31, 2007. The Circular is based, among other things, on U.S. accounting standards and the related regulatory directives of bank supervision agencies and the Securities and Exchange Commission in the United States. The fundamental guiding principles of the Circular represent a substantial change from the current directives, which are detailed in Note 2F to the Annual Financial Statements for 2007, on the classification of problematic debts and the measurement of provisions for credit losses in respect of such debts.

According to the Circular, banking corporations are required to make provisions for credit losses at an appropriate level in order to cover estimated credit losses with respect to their credit portfolios. In addition to the aforesaid, according to the Circular, provisions must be made in a separate liability account at an appropriate level to cover estimated credit losses related to off-balance-sheet credit instruments, such as contractual engagements to provide credit and guarantees. The required provision to cover estimated credit losses with respect to the credit portfolio is to be assessed by one of two methods: "individual provisions" and "group provisions."

Individual provisions are to be applied for all debts where the contractual balance (without deducting accounting write-offs that do not involve legal waivers, unrecognized interest, provisions for credit losses, and collateral) is NIS 1 million or more, and for other debts identified by the banking corporation for individual assessment and for which the provision for decline in value is not included in the group provision. The individual provision for credit losses is to be assessed based on expected future cash flows, discounted at the effective interest rate of the debt; or, for debts contingent upon collateral, or when the Bank determines that seizure of an asset is expected, according to the fair value of the collateral placed under lien to secure the credit.

Group provisions are applied in provisions for the decline in value of large groups of small debts with similar risk attributes, and in respect of debts examined individually and found to be unimpaired. The specific provision for credit losses in respect of debts evaluated on a group basis, excluding housing loans, for which a minimum specific provision was calculated based on the extent of arrears, is to be calculated in accordance with the rules stipulated in U.S. accounting standard FAS 5 - Accounting for Contingencies (hereinafter: "FAS 5"), based on a current estimate of the rate of past losses in respect of each group of debts with similar risk attributes. The required provision in respect of off-balance-sheet credit instruments is to be assessed in accordance with the rules stipulated in U.S. accounting standard FAS 5.

Note 5
Effect of New Accounting Standards in the Period Prior to Implementation (continued)

The Directive further stipulates various definitions and classifications of balance-sheet and off-balance-sheet credit risk, rules for the recognition of interest income from impaired debts, and rules for accounting write-offs of problematic debts. Among other things, the Circular states that accounting write-offs should be performed for any individually examined debts thought to be uncollectible, of such low value that their retention as assets is unjustified, or debts in respect of which the banking corporation has carried out prolonged collection efforts. With regard to debts evaluated on a group basis, write-off rules were established based on the period of arrears, depending on whether the debts are secured by residences, with the exception of housing loans for which a minimum provision is made according to the extent of arrears, debts secured by collateral other than residences, unsecured debts, debts of bankrupt borrowers, and debts created by fraud.

The Directive is to be implemented in the financial statements of banking corporations and credit-card companies from the statements dated January 1, 2010 (hereinafter: the "First Implementation Date") forward. The Directive is not to be implemented retroactively in financial statements for previous periods.

At the First Implementation Date, banking corporations and credit-card companies will be required, among other things, to perform accounting write-offs of all debts meeting the conditions for accounting write-offs on that date; adjust the balance of the provision for credit losses in respect of credit to the public and in respect of off-balance-sheet credit instruments at the transition date to the requirements of the Directive; classify all debts meeting the conditions for such classification as under special supervision, inferior, or impaired; cancel all accrued unpaid interest income in respect of all debts meeting the relevant conditions on that date; and examine the need to adjust the balance of current and deferred taxes receivable and payable.

Adjustments of the balance of the provision for credit losses in respect of credit to the public and in respect of off-balance-sheet credit instruments to the requirements of the Directive at the First Implementation Date are to be included directly in the reserves item within shareholders' equity.

In this connection, it is clarified that despite the definition according to which restructured problematic debt is impaired debt, banking corporations and credit-card companies are not required to classify as impaired debts restructured prior to January 1, 2007, provided that the debt is not impaired based on the conditions stipulated in the restructuring agreement.

Implementation of the Directive is expected to have implications for the Bank's future relationships with its customers, due to the requirement to implement principles suited to the business environment in the United States in the existing business environment in Israel. The stricter documentation requirements and requirements regarding the evaluation and execution of provisions for estimated credit losses in respect of debts with different classifications than those currently stipulated in the Public Reporting Directives and in Proper Conduct of Banking Business No. 314 concerning the treatment of problematic debts and in respect of off-balance-sheet credit exposures may have a material impact on the reported results and financial position of the Bank. In addition, implementation of the Directive requires substantial preparations and changes to existing information systems, which are currently not adapted to reporting according to the proposed principles.

The Bank will implement the requirements of the Circular as of January 1, 2010. The Board of Management of the Bank is preparing for implementation of the directive. Preparations include the establishment of a steering committee led by a Member of the Board of Management; allocation of financial, computing, and human resources at the necessary level in order to comply with the requirements and timelines stipulated in the Directive; and the examination of processes, systems, controls, and procedures at the Bank related to credit risks.

As part of the implementation of the Directive, the Bank is developing and updating various computerized tools and processes, primarily the preparation of appropriate information infrastructure, administration of new debt components, segmentation of credit by the different types of provisions, identification of problematic credit, group provisions, accounting write-offs, adaptation of systems for the individual examination of credit, and adaptation of accounting systems for the required accounting treatment and reporting. As at March 31, 2008, the Bank is in an advanced development stage with regard to the preparation of the appropriate information infrastructures, the segmentation of credit by the different types of provisions, and identification of problematic credit. The other processes listed above are in the stage of defining requirements and specifications; development is planned to be completed by the date on which the Directive takes effect.

At this stage, prior to the completion of the required preparations at the Bank for the measurement of provisions for credit losses in accordance with the new Directive, the Board of Management of the Bank is unable to estimate the extent of the quantitative impact on the shareholders' equity of the Bank at the transition date and on its future financial results. At this stage, in light of the complex, prolonged implementation process of the Directive, the Board of Management of the Bank believes that it will not be possible to estimate the full extent of the quantitative impact on the shareholders' equity of the Bank at the transition date earlier than the end of the third quarter of 2009.

Note 6

The transaction for the sale of the Bank's full holdings in Bank Massad was completed on May 14, 2008.
The sale agreement states that Bank Massad will continue to receive computer services from the Bank, according to the terms currently prevailing between the Bank and Bank Massad, for a period of three years from the date of completion of the transaction.
As a result of the completion of the transaction, the Bank is expected to record profit in the amount of NIS 48 million in respect of this sale in the second quarter of 2008, which will be included under the item "Net profit from extraordinary transactions after taxes."
As of the second quarter of 2008, the financial statements of Bank Massad will no longer be consolidated with the financial statements of the Bank.
The following are the main balance-sheet and result data from the financial statements of Bank Massad, as included in the Consolidated Financial Statements of the Bank Group:

Balance-sheet data	**March 31, 2008**
	NIS millions
Total assets	**2,807**
Securities	**797**
Credit to the public	**1,943**
Deposits from the public	**3,189**

Profit and loss data:	**For the three months ended March 31, 2008**	For the three months ended March 31, 2007	For the year 2007
		NIS millions	
Profit from financing activity before provision for doubtful debts	**36**	28	131
Provision for doubtful debts	**3**	1	13
Fees and other income	**15**	10	52
Operating expenses	**36**	23	113

Note 7

On April 7, 2008, the Bank allocated 52,500,000 ordinary shares of the Bank and 7,000,000 options exercisable into shares to York Capital Management, in consideration for a total of NIS 735 million. The issuance of the shares and options will be reflected in the financial statements of the Bank starting in the second quarter of 2008.

Note 8
Sale of Mortgage-Backed Securities Portfolio

On May 20, 2008, the Board of Directors of the Bank decided to realize the Bank's full holdings in mortgage-backed securities, which were purchased by the Bank's New York branch (hereinafter: the "MBS Portfolio"). The volume of the investment in these securities totaled USD 3.42 billion as at March 31, 2008.
Further to the decision of the Board of Directors, on May 20, 2008, the Bank sold its entire MBS Portfolio to the investment fund Pimco, through Deutsche Bank, for a total consideration of USD 2.55 billion.
In the Financial Statements as at March 31, 2008, the Bank set the value of the MBS Portfolio which was sold at the amount of the aforesaid consideration. Accordingly, the Bank recorded a loss in the amount of NIS 3,101 million (USD 870 million) in the Financial Statements as at March 31, 2008, which was included in the item "Loss from financing activity before provision for doubtful debts."

Note 9
Retirement Program

In May 2008, the Board of Directors of the Bank resolved to implement a voluntary-retirement program at a cost of NIS 300 million, allocated to the statement of profit and loss in the first quarter of 2008.

Appendix I
Profit (loss) from Financing Activities Before Provision for Doubtful Debts

(in millions of NIS)

	Three months ended March 31	
	2008	2007
	Unaudited	
A. In respect of assets[1]:		
From credit to the public	**451**	1,810
From credit to the governments	**(22)**	(1)
From deposits with banks	**(1,362)**	(39)
From deposits with the Bank of Israel and from cash	**(142)**	2
Borrowed or bought under agreements to resell	**(46)**	(10)
From debentures[3]	**(1,104)**	167
From other assets	**5**	(6)
	(2,220)	1,923
B. In respect of liabilities[1]:		
On deposits from the public	**3,491**	(371)
On deposits from the Government	**(15)**	(11)
On deposits from the Bank of Israel	**(16)**	(32)
On deposits from banks	**444**	(32)
Sold under agreements to repurchase	**87**	-
On debentures and subordinated notes	**(152)**	(187)
On other liabilities	**36**	13
	3,875	(620)
C. In respect of derivative instruments and hedging activities:		
Net income (expenses) in respect of ALM derivative instruments[2]	**(357)**	94
Net income (expenses) in respect of other derivative instruments	**(83)**	116
	(440)	210

(1) Including effective component in hedging relations.
(2) Derivative instruments constituting part of the bank's ALM network that are not designated for hedging relations.
(3) Includes interest and negative exchange rate differentials resulting from mortgage backed securities (MBS) in the amount of NIS 918 million. (1Q07: NIS 27 million)

Appendix 1
Profit (loss) from Financing Activities Before Provision for Doubtful Debts
(continued)

(in millions of NIS)

	Three months ended March 31	
	2008	2007
	Unaudited	
D. Other[1]:		
Commissions from financing transactions	**71**	60
Profits (losses) from sale of debentures available for sale, net	**(3,554)**	14
Realized and unrealized profits from adjustments		
to fair value of debentures held for trading, net	**19**	12
Other financing income	**185**	*182
Other financing expenses	**52**	(1)
	(3,227)	*267
Activities before provision for doubtful debts	**(2,012)**	*1,780
Differences, net	**(123)**	(157)

E. Details of net effect of hedging derivative instruments		
on profit (loss) from financing activities:		
Financing income (expenses) in respect of assets	**(23)**	9
Financing income from liabilities	**215**	51

* Reclassified.
(1) Including effective component in hedging relations.

Appendix 2
Composition of the Provision for Doubtful Debts

(in millions of NIS)

	Three months ended March 31							
	2008				2007			
	Specific provision*		Supplementary	Total	Specific provision*		Supplementary	Total
	According to the extent of arrears	Other	provision**		According to the extent of arrears	Other	provision**	
	Unaudited							
Provision balance as at the beginning of the period	**300**	**9,073**	**1,088**	**10,461**	293	9,600	1,140	11,033
Provisions during the period	**30**	**317**	**-**	**347**	35	275	-	310
Reduction of provisions	**(33)**	**(132)**	**(40)**	**(205)**	(25)	(79)	(19)	(123)
Recoveries of debts written-off in previous years	**-**	**(110)**	**-**	**(110)**	-	(6)	-	(6)
Provision charged to statement of profit and loss	**(3)**	**75**	**(40)**	**32**	10	190	(19)	181
Write-offs***	**(1)**	**(194)**	**-**	**(195)**	(2)	(224)	-	(226)
Provision balance as at the end of the period	**296**	**8,954**	**1,048**	**10,298**	301	9,566	1,121	10,988
Including: provision balance which was not deducted from the item "Credit to the public"	**-**	**446**	**-**	**446**	-	487	-	487

* In loans for which a provision was made according to the duration of arrears, not including provision for interest in respect of the debts in arrears. In other loans, not including provision for interest on doubtful debts after the debts were declared doubtful.

** Including a general provision for doubtful debts.

*** Excluding collection of debts which were written off in previous years.

Appendix 2
Composition of the Provision for Doubtful Debts (continued)

(in millions of NIS)

	as at March 31, 2008					
				Amount of specific provision		
	Balance sheet credit balance(1)	Balance of debt(2)	Of which - amount in arrears(3)	By extent of arrears	Other	Total
Details of the manner of calculation of the specific provision in housing loans - consolidated						
Housing loans for which the provision must be calculated based on the extent of arrears	**26,754**	**823**	**181**	**296**	**-**	**296**
Large loans(4)	**1,969**	**94**	**35**	**-**	**9**	**9**
Other loans	**3,296**	**158**	**36**	**-**	**114**	**114**
Total	**32,019**	**1,075**	**252**	**296**	**123**	**419**

	as at March 31, 2007					
				Amount of specific provision		
	Balance sheet credit balance(1)	Balance of debt(2)	Of which - amount in arrears(3)	By extent of arrears	Other	Total
Housing loans for which the provision must be calculated based on the extent of arrears	24,961	750	164	301	-	301
Large loans(4)	1,740	92	35	-	15	15
Other loans	2,191	115	35	-	109	109
Total	28,892	957	234	301	124	425

(1) Balance of housing credit, after deducting the balance of the specific provision for doubtful debts and the balance of the provision for interest on arrears.
(2) Balance of problematic credit (more than three months in arrears), after deducting the balance of provisions.
(3) Including interest on the amount in arrears, without deducting the balance of provisions.
(4) Housing loans, the balance of each of which exceeds approximately NIS 808 thousand (March 31, 2007: NIS 779 thousand).

(in millions of NIS)

Composition:

	as at March 31, 2008				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
1) Debentures held to maturity					
Debentures and bonds:					
Government	**18**	**18**	**1**	**-**	**19**
Of others	**2,623**	**2,623**	**-**	**-**	**2,623**
Total debentures held to maturity	**2,641**	**2,641**	**1**	**-**	**2,642**

	Book value	Amortized cost (in shares-cost)	Cumulative other comprehensive income Profits	Cumulative other comprehensive income Losses	Fair value*
2) Securities available for sale					
Debentures and bonds:					
Government	**12,634**	**12,517**	**152**	**(35)**	**12,634**
Of others	**22,676**	**22,885**	**46**	**(255)**	**22,676**
Total debentures available for sale	**35,310**	**35,402**	**198**	**(290)**	**35,310**
Shares:					
Of others**	**1,812**	**1,518**	**305**	**(11)**	**(1)1,812**
Total securities available for sale	**37,122**	**36,920**	**(2)503**	**(2)(301)**	**(1)37,122**

	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
3) Securities held for trading					
Debentures and bonds:					
Government	**3,561**	**3,553**	**13**	**(5)**	**3,561**
Of others	**54**	**54**	**-**	**-**	**54**
Total debentures held for trading	**3,615**	**3,607**	**13**	**(5)**	**3,615**
Shares:					
Of others	**22**	**22**	**-**	**-**	**22**
Total securities held for trading	**3,637**	**3,629**	**(3)13**	**(3)(5)**	**3,637**
Total securities	**43,400**	**43,190**	**517**	**(306)**	**43,401**

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

** According to the directives of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available-for-sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale. These securities are presented as the fair value of the balance of the credit - the lower of the two.

(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 561 million.
(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".
(3) Attributed to the Statement of Profit and Loss.

(in millions of NIS)

Appendix 3
Securities (continued)

4) Additional consolidated data regarding the asset-backed securities available for sale[1]

	as at March 31, 2008				
		Cumulative other comprehensive profit			
	Amortized cost	Profits*	Losses*	Fair value	Decline in value of an other than temporary nature**
Mortgage-backed securities (MBS)					
Pass Through securities issued					
by FNMA & FHLMC	**1,064**	-	-	**1,064**	**353**
Other Mortgage-backed securities					
(including CMO)	**8,952**	-	**76**	**8,876**	**2,760**
Total Mortgage-backed securities	**10,016**	-	**76**	**(2)9,940**	**3,113**
Asset-backed securities (ABS)					
Automobile loans	**22**	-	-	**22**	-
Commercial and Industrial loans	**172**	-	**16**	**156**	**28**
Structured Investment Vehicles (SIV)	-	-	-	-	**367**
Collateralized Debt Obligations (CDO)	**710**	-	**57**	**653**	**36**
Other***	**1,994**	-	**5**	**1,989**	-
Total Asset-backed securities	**2,898**	-	**78**	**2,820**	**431**
Total	**12,914**	-	**154**	**12,760**	**3,544**

* Attributed to the Statement of changes in Shareholder's equity.
** Charged as a loss in the Statement of Profit and Loss during January-March 2008.
*** Includes CP totaling NIS 1,892 million purchased in securitization transactions in which the Bank acted as the sponsor.
(1) For further details regarding activity in asset backed securities, see section "Activity of the Bank Group in Asset-Backed Securities" in the Board of Directors Report.
(2) Includes NIS 9,174 million which were added following the balance sheet date- see Note 8.

(in millions of NIS)

5) Further details regarding mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustments to fair value

	as at March 31, 2008					
	Less than 12 months		12 months and above		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Other Mortgage-backed securities						
(including CMO):	**662**	**67**	**59**	**9**	**721**	**76**
Asset-backed securities (ABS):						
Commercial and Industrial loans	**75**	**14**	**20**	**2**	**95**	**16**
Collateralized Debt Obligations (CDO)	**575**	**57**	**-**	**-**	**575**	**57**
Other	**-**	**-**	**27**	**5**	**27**	**5**
Total Asset-backed securities	**650**	**71**	**47**	**7**	**697**	**78**
Total	**1,312**	**138**	**106**	**16**	**1,418**	**154**

6) Distribution of mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustments to fair value

	as at March 31, 2008					
	Less than 12 months		12 months and above		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Price in %:						
Between 75-100	**1,277**	**125**	**106**	**16**	**1,383**	**141**
Between 50-75	**35**	**13**	**-**	**-**	**35**	**13**
Total	**1,312**	**138**	**106**	**16**	**1,418**	**154**

(in millions of NIS)

Composition:

	as at December 31, 2007				
	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
1) Debentures held to maturity					
Debentures and bonds:					
Government	20	20	-	-	20
Of others	2,443	2,443	-	-	2,443
Total debentures held to maturity	2,463	2,463	-	-	2,463

	Book value	Amortized cost (in shares-cost)	Cumulative other comprehensive income		Fair value*
			Profits	Losses	
2) Securities available for sale					
Debentures and bonds:					
Government	13,562	13,475	115	(28)	13,562
Of others	29,237	29,933	217	(913)	29,237
Total debentures available for sale	42,799	43,408	332	(941)	42,799
Shares:					
Of others**	1,876	1,513	370	(7)	(1)1,876
Total securities available for sale	44,675	44,921	(2)702	(2)(948)	(1)44,675

	Book value	Amortized cost (in shares-cost)	Unrealized profits from adjustments to fair value	Unrealized losses from adjustments to fair value	Fair value*
3) Securities held for trading					
Debentures and bonds:					
Government	3,213	3,209	7	(3)	3,213
Of others	50	50	-	-	50
Total debentures held for trading	3,263	3,259	7	(3)	3,263
Shares:					
Of others	30	30	-	-	30
Total securities held for trading	3,293	3,289	(3)7	(3)(3)	3,293
Total securities	50,431	50,673	709	(951)	50,431

* Fair value data is usually based on stock exchange prices, which do not necessarily reflect the price which will be obtained from a large-volume sale of securities.

** According to the directives of the Supervisor of Banks, the Bank has included its share of credit granted by consortiums of banks, to be repaid via realization of traded shares on the stock exchange by a receiver, under the 'available-for-sale securities' item. As of this date, accounting with respect to the balance of such credit is handled in accordance with the Supervisor of Banks' directives on reporting to the public which apply to securities available for sale. These securities are presented as the fair value of the balance of the credit - the lower of the two.

(1) Including shares and options for which no fair value is available, which are stated at cost, amounting to NIS 558 million.

(2) Included in shareholders' equity in the item "Adjustments in respect of presentation of securities available for sale at fair value".

(3) Attributed to the Statement of Profit and Loss.

(in millions of NIS)

Appendix 3
Securities (continued)

4) Additional consolidated data regarding the asset-backed securities available for sale[(1)]

	as at December 31, 2007				
		Cumulative other comprehensive profit			
	Amortized cost	Profits*	Losses*	Fair value	Decline in value of an other than temporary nature**
Mortgage-backed securities (MBS)					
Pass Through type securities:					
Securities secured by GNMA	21	-	-	21	-
Securities issued by FNMA & FHLMC	1,583	6	5	1,584	-
Total Pass Through type securities	1,604	6	5	1,605	-
Other Mortgage-backed securities (including CMO)	13,354	19	609	12,764	-
Total Mortgage-Backed Securities	14,958	25	614	14,369	-
Asset-backed securities (ABS)					
Automobile loans	24	-	-	24	-
Commercial and Industrial loans	219	-	14	205	-
Structured Investment Vehicles (SIV)	409	-	28	381	1,122
Collateralized Debt Obligations (CDO)	786	1	15	772	50
Other***	1,994	-	3	1,991	4
Total Asset-backed securities	3,432	1	60	3,373	1,176
Total	18,390	26	674	17,742	1,176

* Attributed to the Statement of changes in Shareholder's equity.
** Charged as a loss in the Statement of Profit and Loss as at December 31, 2007.
*** Includes Commercial Paper totaling NIS 1,882 million purchased in securitization transactions in which the Bank acted as the sponsor.
(1) For further details regarding activity in asset backed securities, see section "Activity of the Bank Group in Asset-Backed Securities" in the Board of Directors Report.

(in millions of NIS)

5) Further details regarding mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustment to fair value

	as at March 31, 2007					
	Less than 12 months		12 months and above		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Securities issued by FNMA & FHLMC	724	5	-	-	724	5
Other Mortgage-backed securities (including CMO)	10,792	608	40	1	10,832	609
Total Mortgage-backed Securities	11,516	613	40	1	11,556	614
Asset-backed securities (ABS)						
Commercial and Industrial loans	181	13	24	1	205	14
Structured Investment Vehicles (SIV)	244	28	-	-	244	28
Collateralized Debt Obligations (CDO)	420	15	-	-	420	15
Other	32	3	-	-	32	3
Total Asset-backed securities	877	59	24	1	901	60
Total	12,393	672	64	2	12,457	674

6) Distribution of mortgage-backed and asset-backed securities available for sale in an unrealized loss position from adjustment to fair value

	as at December 31, 2007					
	Less than 12 months		12 months and above		Total	
	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Price in %:						
Between 75-100	12,393	672	64	2	12,457	674

Appendix 4
Assets and Liabilities According to Linkage Basis

(in millions of NIS)

	as at March 31, 2008						
	Israeli Currency		Foreign Currency[(1)]				
	Unlinked	Linked to the CPI	U.S. Dollar	Euro	Other	Non-monetary items*	Total
				Unaudited			
Assets							
Cash on hand and deposits with banks	5,658	1,492	24,186	2,543	1,435	-	35,314
Securities	13,163	1,715	19,482	4,561	2,645	1,834	43,400
Securities which were borrowed or bought							
under agreement to resell	131	-	799	-	32	-	962
Credit to the public[(2)]	97,698	57,717	32,702	8,467	13,516	770	210,870
Credit to governments	1	48	292	-	-	-	341
Investments in equity basis investees	-	-	-	-	-	677	677
Buildings and equipment	-	-	-	-	-	3,988	3,988
Other assets	5,188	758	4,398	719	1,801	500	13,364
Total assets	121,839	61,730	81,859	16,290	19,429	7,769	308,916
Liabilities							
Deposits from the public	111,695	23,195	69,181	15,971	10,708	770	231,520
Deposits from banks	3,746	930	6,069	493	412	-	11,650
Deposits from the Government	89	1,763	147	-	-	-	1,999
Securities which were lent or sold							
under agreements to repurchase	-	-	1,335	-	173	-	1,508
Debentures and subordinated notes	1,248	14,652	2,424	134	169	-	18,627
Other liabilities	15,884	1,714	4,503	890	2,001	365	25,537
Total liabilities	132,662	42,254	83,659	17,488	13,463	1,135	290,661
Excess of assets (liabilities)	(10,823)	19,476	(1,800)	(1,198)	5,966	6,634	18,255
Effect of hedging derivatives:							
Derivative instruments (not including options)	-	-	85	(85)	-		
Effect of not hedging derivatives:							
Derivative instruments (not including options)	18,997	(15,702)	350	1,340	(4,985)	-	
Options in the money, net							
(in terms of underlying asset)	748	-	(985)	(4)	241		
Options out of the money, net							
(in terms of underlying asset)	(218)	-	850	(278)	(354)		
Total	8,704	3,774	(1,500)	(225)	868	6,634	
Options in the money, net							
(present value of notional amount)	881	-	(756)	(269)	144		
Options out of the money, net							
(present value of notional amount)	333	-	478	(360)	(451)		

* Including derivative instruments whose underlying asset relates to a non-monetary item.
(1) Including linked to foreign currency.
(2) After deducting provisions for doubtful debts – partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

(in millions of NIS)

Appendix 4
Assets and Liabilities According to Linkage Basis (continued)

	as at March 31, 2007						
	Israeli Currency		Foreign Currency(1)				
	Unlinked	Linked to the CPI	U.S. Dollar	Euro	Other	Non-monetary items*	Total
	Unaudited						
Assets							
Cash on hand and deposits with banks	5,418	1,006	32,425	1,560	2,390	-	42,799
Securities	15,264	2,614	19,873	6,068	2,675	1,795	48,289
Securities which were borrowed or bought under agreement to resell	215	-	833	-	37	-	1,085
Credit to the public(2)	81,747	53,090	34,368	7,707	9,970	210	187,092
Credit to governments	-	93	463	-	-	-	556
Investments in equity basis investees	-	-	-	-	-	928	928
Buildings and equipment	-	-	-	-	-	3,811	3,811
Other assets	1,906	62	1,998	316	1,271	707	6,260
Total assets	104,550	56,865	89,960	15,651	16,343	7,451	290,820
Liabilities							
Deposits from the public	100,567	24,105	73,580	13,819	8,695	210	220,976
Deposits from banks	7,432	1,040	2,263	165	780	-	11,680
Deposits from the Government	84	2,366	170	1	1	-	2,622
Securities which were lent or sold under agreements to repurchase	-	-	-	-	34	-	34
Debentures and subordinated notes	947	13,175	3,731	133	172	-	18,158
Other liabilities	13,403	560	2,073	328	1,250	522	18,136
Total liabilities	122,433	41,246	81,817	14,446	10,932	732	271,606
Excess of assets (liabilities)	(17,883)	15,619	8,143	1,205	5,411	6,719	19,214
Effect of hedging derivatives:							
Derivative instruments (not including options)	-	-	741	(164)	(577)		
Effect of not hedging derivatives:							
Derivative instruments (not including options)	19,496	(8,588)	(5,765)	(749)	(4,394)	-	
Options in the money, net (in terms of underlying asset)	1,616	(97)	(1,716)	131	66		
Options out of the money, net (in terms of underlying asset)	926	-	(658)	(202)	(66)		
Total	4,155	6,934	745	221	440	6,719	
Options in the money, net (present value of notional amount)	1,385	(109)	(1,488)	(134)	346		
Options out of the money, net (present value of notional amount)	4,933	-	(3,777)	(1,186)	30		

* Including derivative instruments whose underlying asset relates to a non-monetary item.
(1) Including linked to foreign currency.
(2) After deducting provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 4
Assets and Liabilities According to Linkage Basis (continued)

(in millions of NIS)

	as at December 31, 2007						
	Israeli Currency		Foreign Currency(1)				
	Unlinked	Linked to the CPI	U.S. Dollar	Euro	Other	Non-monetary items*	Total
	Audited						
Assets							
Cash on hand and deposits with banks	5,311	1,258	23,332	1,710	1,768	-	33,379
Securities	13,564	2,152	25,024	4,957	2,828	1,906	50,431
Securities which were borrowed or bought							
under agreement to resell	6	-	385	-	80	-	471
Credit to the public(2)	91,148	56,424	34,242	9,478	12,776	948	205,016
Credit to governments	1	50	353	-	-	-	404
Investments in equity basis investees	-	-	-	-	-	766	766
Buildings and equipment	-	-	-	-	-	3,941	3,941
Other assets	2,874	776	2,604	474	1,412	443	8,583
Total assets	112,904	60,660	85,940	16,619	18,864	8,004	302,991
Liabilities							
Deposits from the public	105,814	23,305	76,734	15,506	9,443	948	231,750
Deposits from banks	3,765	958	3,571	305	444	-	9,043
Deposits from the Government	70	1,983	155	1	1	-	2,210
Securities which were lent or sold							
under agreements to repurchase	-	-	1,240	-	148	-	1,388
Debentures and subordinated notes	1,261	14,049	3,178	139	185	-	18,812
Other liabilities	14,174	989	2,561	530	1,515	299	20,068
Total liabilities	125,084	41,284	87,439	16,481	11,736	1,247	283,271
Excess of assets (liabilities)	(12,180)	19,376	(1,499)	138	7,128	6,757	19,720
Effect of hedging derivatives:							
Derivative instruments (not including options)	-	-	92	(92)	-		
Effect of not hedging derivatives:							
Derivative instruments (not including options)	19,006	(13,843)	1,358	305	(6,826)	-	
Options in the money, net							
(in terms of underlying asset)	147	-	(707)	401	159		
Options out of the money, net							
(in terms of underlying asset)	602	-	(307)	(392)	97		
Total	7,575	5,533	(1,063)	360	558	6,757	
Options in the money, net							
(present value of notional amount)	37	-	(906)	699	170		
Options out of the money, net							
(present value of notional amount)	2,365	-	(2,103)	(667)	405		

* Including derivative instruments whose underlying asset relates to a non-monetary item.
(1) Including linked to foreign currency.
(2) After deducting provisions for doubtful debts - partly from borrowers who were specifically identified, and partly according to the proportion of each linkage basis to the total credit to the public.

Appendix 5
Operating Segments Information

(in millions of NIS)

	Three months ended March 31, 2008							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	**838**	**1,491**	**609**	**344**	**148**	**(5,442)**	**-**	**(2,012)**
- Inter-segmental	**(352)**	**(1,135)**	**(355)**	**(291)**	**72**	**2,061**	**-**	**-**
Operating and other income:								
- From externals	**390**	**431**	**150**	**48**	**130**	**(3)**	**138**	**1,284**
- Inter-segmental	**(16)**	**(45)**	**(13)**	**(7)**	**(18)**	**-**	**99**	**-**
Total income (expenses)	**860**	**742**	**391**	**94**	**332**	**(3,384)**	**237**	**(728)**
Provision for doubtful debts	**36**	**5**	**33**	**34**	**(76)**	**-**	**-**	**32**
Net profit (loss)	**262**	**215**	**78**	**(25)**	**133**	**(2,262)**	**32**	**(1,567)**
Return on equity**	**44.2%**	**61.2%**	**35.2%**	**(9.7%)**	**9.5%**	**(92.6%)**		**(29.8%)**

	Three months ended March 31, 2007*							
	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Unaudited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	562	(210)	307	204	804	113	-	1,780
- Inter-segmental	(87)	524	(65)	(76)	(267)	(29)	-	-
Operating and other income:								
- From externals	395	393	144	42	231	6	156	1,367
- Inter-segmental	(20)	(42)	(12)	(6)	(11)	-	91	-
Total income	850	665	374	164	757	90	247	3,147
Provision for doubtful debts	40	4	26	32	79	-	-	181
Net profit (loss)	35	110	71	30	300	75	14	635
Return on equity**	5.2%	43.5%	33.9%	14.1%	21.1%	6.2%		14.6%

* Restated.
** Calculated based on the capital allocated to the segment, according to the risk assets which were attributed to it.

Appendix 5
Operating Segments Information
(continued)

(in millions of NIS)

	Household Segment	Private Banking Segment	Small Business Segment	Commercial Segment	Corporate Segment	Financial Management Segment	Others and Adjustments	Total
	Year ended December 31, 2007*							
	Audited							
Profit (loss) from financing activities before provision for doubtful debts:								
- From externals	3,016	(574)	1,427	1,047	2,969	(952)	-	6,933
- Inter-segmental	(1,005)	1,880	(457)	(481)	(1,913)	1,976	-	-
Operating and other income:								
- From externals	1,569	1,656	589	171	626	81	558	5,250
- Inter-segmental	(77)	(179)	(50)	(27)	(54)	-	387	-
Total income	3,503	2,783	1,509	710	1,628	1,105	945	12,183
Provision for doubtful debts	182	25	156	109	41	-	-	513
Net profit (loss)	376	519	239	172	573	656	144	2,679
Return on equity**	13.0%	39.1%	26.5%	16.2%	9.5%	12.3%		14.1%

* Restated.

** Calculated based on the capital allocated to the segment, according to the risk assets which were attributed to it.

BANK HAPOALIM B.M.
HEAD OFFICE
50 ROTHSCHILD BLVD.
TEL AVIV 66883, ISRAEL
TEL. 972 3 5673333
FAX.972 3 5607028
WWW.BANKHAPOALIM.COM

bank hapoalim

END